Form 20-F
period 2024-10-31
Park Ha Biological Technology Co., Ltd.
filed 2025-02-24
CIK 1986247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to ____________

Commission file number: 001-42453

Park Ha Biological Technology Co., Ltd.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

901, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive offices)

Xiaoqiu Zhang, Chief Executive Officer

Tel.: +86 400 012 7562

Email: ir@parkha.cn

901, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00002 per share	PHH	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of October 31, 2024, there were 25,000,000 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAC” refers to the Cyberspace Administration of China;

●	“China” or the “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“CSRC” refers to the Chinese Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“HFCAA” refers to the Holding Foreign Companies Accountable Act;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“O2O Model” are to the Online-to-Offline Model, which is a business strategy involving the use of digital marketing channels to draw potential customers to make purchases in brick-and-mortar stores;

●	“Ordinary Shares” refers to the ordinary shares of the Company, par value $0.00002 per share;

●	“Park Ha HK” refers to Park Ha Biological Technology (HK) Co., Limited, a Hong Kong company, which is a wholly-owned subsidiary of Park Ha Cayman;

●	“Park Ha Jiangsu” refers to Jiangsu Park Ha Biological Technology Co., Ltd., a PRC limited liability company, which is a wholly owned subsidiary of WFOE;

●	“Park Ha Shanghai” refers to Shanghai Park Ha Industrial Development Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Xinzhan;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“PRC subsidiaries” refers to WFOE, Park Ha Jiangsu, Park Ha Shanghai and Xinzhan;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of the PRC;

●	“SAT” refers to the State Administration of Taxation of the PRC;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our,” the “Company,” “Park Ha Cayman” refers to Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company limited by shares;

●	“WFOE” refers to Park Ha Investment (Wuxi) Co., Ltd., a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Park Ha HK; and

●	“Xinzhan” refers to Wuxi Xinzhan Enterprise Management Consulting Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of WFOE.

ii

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information — D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	changes in general economic, government policies and regulation;

●	the expected growth and competition in the industry;

●	our ability to compete and conduct our business in the future;

●	our ability to implement our growth strategy;

●	our ability to attract and retain qualified executives and personnel;

●	our ability to maintain the listing of our securities on a U.S. securities exchange; and

●	other risks factors discussed under “Item 3. Key Information — D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which were made available to the public on July 6, 2021. The opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other regulatory authorities jointly promulgated the amended Cybersecurity Review Measures, which became effective on February 15, 2022. The amended Cybersecurity Review Measures provide that a “internet platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, if a critical information infrastructure operator (“CIIO”) purchases Internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, on March 22, 2024, the CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.

As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction.

As of the date of this annual report, we are not subject to cybersecurity review with the CAC or national security review, or any other security assessment or filing procedures for cross-border data transfer, given that our PRC subsidiaries are not CIIOs or internet platform operators that possess personal information of more than one million users or engage in data processing activities that affect or may affect national security.

There remains uncertainty, however, as to how the amended Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the amended Cybersecurity Review Measures. See “— D. Risk Factors — Risks Related to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

CSRC Filing Requirements

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Under the Trial Measures, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Trial Measures state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering in an overseas market shall be subject to the filing requirements under the Trial Measures.

If we fail to obtain required approval or complete other review or filing procedures, under the Trial Measures or otherwise, for any future overseas securities offering, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the Ordinary Shares. See “— D. Risk Factors — Risks Related to Doing Business in the PRC — The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.”

Permission Required from the PRC Authorities

As of the date of this annual report, as advised by our PRC counsel, Jiangsu Junjin Law Firm, under current PRC laws, our PRC subsidiaries have obtained all permissions and approvals to operate their respective business, including registration of incorporation, business license, permit for opening bank account, labor and employment recordation, social insurance registration and such other permissions and approval as required by the PRC regulatory authorities. In addition, Xinzhan has completed record filing with the Ministry of Commerce of China, or the MOFCOM, to conduct franchise business. Such record filing shall be renewed every year. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit.

In addition, as described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. We are required to complete the filing with the CSRC for our future overseas securities offerings under the Trial Measures.

We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this annual report, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC jointly with other relevant governmental authorities, promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions were promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims.

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”), as amended by the Consolidated Appropriations Act, 2023, if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, amending the HFCAA in two significant ways: (i) reducing the consecutive non-inspection years required to trigger HFCAA prohibitions from three to two, and (ii) allowing any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and Nasdaq may determine to delist our securities. For the details of the risks associated with the enactment of the HFCAA, see “— D. Risk Factors — Risks Related to Doing Business in the PRC — The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets.”

Transfers of cash to and from our subsidiaries

We are a holding company with no business operations of our own and conduct all of our operations through our PRC subsidiaries. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign-invested enterprises (“FIEs”), our subsidiaries that are FIEs in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group.

As of the date of this annual report, no dividends, distributions, or transfers have been made between Park Ha Cayman and any of its subsidiaries or among any of its subsidiaries. In addition, there have not been any dividends or distributions made by any subsidiaries to Park Ha Cayman. Park Ha Cayman has not distributed dividends to its shareholders enterprise for PRC tax purposes.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets;

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially adversely affect our business;

●	The PRC government may intervene or influence our operations at any time and with no advance notice, or may exert more oversight and control over our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

●	The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings;

●	The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets;

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering;

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws;

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China;

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence growth in China;

●	Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment;

●	Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment;

●	Changes in PRC political, economic and governmental policies may have an adverse impact on our business;

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost;

●	The PRC Labor Contract Law, increased labor costs or other factors affecting our labor force in the PRC may adversely affect our business and results of operations;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds from any future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions;

●	We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders; and

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	The PRC subsidiaries operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance;

●	The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected;

●	Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner;

●	Our business depends, in part, on the quality, effectiveness and safety of our products;

●	If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected;

●	We rely on a limited number of suppliers to provide us with the raw materials and ingredients we use for the products. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations;

●	We derive a significant portion of our revenue from a few major customers. Any significant decrease in the demand from our largest customers for our products may materially and adversely affect our financial conditions and results of operations; and

●	Our success depends on the implementation of the franchise business model. Our growth through franchising may not occur as rapidly as we anticipate.

Risks Related to the Our Ordinary Shares

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	Our Chairperson of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our Company and future corporate decisions. Her interests may not always be aligned with those of other shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Listing Rules;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors; and

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Risks Related to Doing Business in the PRC

To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets between the Company and its subsidiaries is subject to restrictions. The PRC government regulates the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC enterprises to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), unless the transfer of funds involves money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money into and out of Hong Kong, to distribute earnings and pay dividends to and from and among our subsidiaries. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business and may affect our ability to receive funds from our subsidiary in Hong Kong.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially adversely affect our business.

Our PRC subsidiaries are incorporated under and governed by the laws of the PRC. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. The PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules still evolving, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our Company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

Moreover, the PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

The PRC government may intervene or influence our operations at any time and with no advance notice, or may exert more oversight and control over our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

We conduct all of our business in China through our PRC subsidiaries. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our operations at any time and with no advance notice, which could result in a material change in our operations and/or the value of our securities.

The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.

On February 17, 2023, the CSRC promulgated the Trial Measures, which came into effect on March 31, 2023. Under the Trial Measures, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the Trial Measures, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (i) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The Trial Measures state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings in an overseas market will be subject to the filing requirements under the Trial Measures. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the Ordinary Shares.

We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory authorities as required by any new laws and regulations for any of our future proposed offering of securities overseas, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory authorities, which may have a material adverse effect on our business, financial condition or results of operations.

The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that it was unable to inspect or investigate completely the registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and MOF, which established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

Our auditor, WWC, P.C., has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firms to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify.

On November 14, 2021, the CAC released the Draft Network Data Security Regulations for public commenting until December 13, 2021, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the CAC. According to the Draft Network Data Security Regulations, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the CAC.

On December 28, 2021, together with 12 other regulatory authorities jointly promulgated the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The amended Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase internet products and services, internet platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the amended Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The amended Cybersecurity Review Measures require that an internet platform operator who possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On September 28, 2023, the CAC enacted the Draft Data Export Regulations that proposed significant changes to the cross-border data transfer regime. This update to China’s cybersecurity and data protection regulatory landscape try to relax some of the obligations, such as exempting personal information handlers from certain safeguarding measures if they handle data for less than 10,000 individuals per year. Basically, this would reduce the regulatory burden on smaller enterprises who deal with less sensitive data.

In December 2023, the CAC released the Cybersecurity Incident Reporting Draft Measures. These are measures that are aimed at standardizing how cybersecurity incidents are reported, showing China’s broader effects to enhance data security and ensure timely responses to cyber threats.

Furthermore, on September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Network Data Regulation”), which became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

As of the date of this annual report, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal data protection and have not received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe we and our PRC subsidiaries are not subject to the cybersecurity review by the CAC since our PRC subsidiaries are not CIIOs or internet platform operators that possess personal information of more than one million users or engage in data processing activities that affect or may affect national security. However, the relevant PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion stated above.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar, the People’s Bank of China and the State Administration of Foreign Exchange, or the SAFE, have implemented a series of capital regulation measures since 2016. For instance, the Circular on Further Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review issued on January 18, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions (or resolutions of partners), original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may strengthen its capital controls from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC enterprises to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

All of our business and operations are located in the PRC. In addition, all of our directors and executive officers reside within China and are PRC nationals. All of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the Ordinary Shares have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment.

Our revenue and expenses have been and are expected to continue to be primarily denominated in RMB, and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB. Should RMB appreciate against other currencies, the value of the proceeds from any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder our business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced. Hence, substantial fluctuation in the currency exchange rate of RMB may have a material adverse effect on our business, operations and financial position and the value of your investment in the ordinary shares.

Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB. Access to foreign currencies for current account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Changes in PRC political, economic and governmental policies may have an adverse impact on our business.

We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including its level of development, its growth rate and its control over foreign exchange. In addition, the PRC government continues to play a significant role in regulating industrial development. It also has significant influence over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business.

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy the Ordinary Shares and consequently cause the trading price of the Ordinary Shares to decline. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends to adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees.

We cannot assure you that we will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to fines, penalties, government investigations or labor disputes and we could be required to make up the contributions for these plans as well as to pay late fees and fines, which may adversely affect our financial condition and results of operations.

The PRC Labor Contract Law, increased labor costs or other factors affecting our labor force in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Law was published on July 5, 1994 and latest amended on December 29, 2018. The PRC Labor Law has sets forth restrictions and increases the costs involved with dismissing employees and established the minimum wage guarantee system. All of our workforce is employed in China where the average labor cost has been steadily increasing over the past years as a result of inflation, government-mandated wage increases and other changes in labor laws and local economics. Further changes in the labor laws, rules and regulations may be promulgated by the PRC government in the future and our operations may be materially and adversely affected if such laws, rules or regulations impose additional burden on the employers. The labor cost will continue to increase in the future which is in line with the economic growth in China. Competition for employees would require us to pay higher wages, which would result in higher labor costs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds from any future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to China in a timely manner, either in RMB or in foreign currency. Therefore, we have to comply with these requirements in connection with any future offering and PRC residents who are or become our shareholders or beneficial owners would also have to comply with these requirements.

We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China. Any loans to our PRC subsidiaries in China, which are treated as FIEs under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, any loans to our PRC subsidiaries, which are FIEs, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts through the online filing system of SAFE after the loan agreement is signed and at least three business days before the borrower withdraws any amount from the foreign loan. Furthermore, if we provide our PRC subsidiaries with capital contributions, such PRC subsidiaries are required to apply for registrations with the State Administration for Market Regulation, or the SAMR or its local branches, submit a change report to the MOFCOM or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from any future offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, established specific procedures and requirements for merger and acquisition activities by foreign investors. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC, which became effective in 2008 and last amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be costly, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounting and properties of an enterprise. The State Administration of Taxation (“SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009 and last amended on December 29, 2017. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Circular 45, to provide more guidance on the implementation of SAT Circular 82; the circular became effective on September 1, 2011 and revised on June 15, 2018. SAT Circular 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

We believe our Company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our Company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the Ordinary Shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Ordinary Shares.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular 37 requires registration with the SAFE or its local branches in connection with direct or indirect control of an offshore entity by PRC residents (including PRC individuals and PRC corporate entities). The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an offshore special purpose vehicle is required to update its filed registration with the local branch of the SAFE with respect to that offshore special purpose vehicles to reflect any material change. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

As of the date of this annual report, all of our shareholders who we are aware of being subject to the SAFE regulations have completed the initial registrations as required by SAFE Circular 37. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Risks Related to Our Business and Industry

The PRC subsidiaries operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

As a company with a relatively limited operating history, our historical results may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

●	we may be unable to introduce new products that appeal to consumers;

●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brand;

●	we may be unsuccessful in competing for market share with our existing or new competitors;

●	the ability of our third-party suppliers, manufacturers and logistics providers to produce and deliver our products in a timely way and subject to ever changing customer expectations could be disrupted;

●	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;

●	we may not be able to maintain and improve our customer experience;

●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems;

●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

●	we may fail to successfully implement new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of our business;

●	we may fail to successfully expand our physical stores providing light beauty experience; and

●	we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

We rely on the formulas provided by our third-party manufacturers.

We engage and commission third-party manufacturers to produce our products and we rely on the third-party manufacturers to provide the formulas for our products. The standard form of Agreements of Commissioned Processing with our third-party manufacturers (“Agreement of Commissioned Processing”) provides that, the third-party manufacturers engaged by us shall provide the formulas to be used in our products and a packaging material inspection report, produce a manufacture plan in written form, and manufacture and process our products that meet the relevant national standards, industry standards, and our requirements, as well as provide temporary storage of our products. The standard form of Agreements of Commissioned Processing also requires us to provide the third-party manufacturers with packaging materials that meet the requirements under applicable laws and regulations such as the Advertising Law and intellectual property regulations. Given our reliance on our third-party manufacturers to provide us with the formulas for our products and that we do not own the formulas, if we fail to enforce such agreements and if our competitors engage the same manufacturers and introduce the same or similar products at a significantly lower price in the same markets that we operate in, our results of operations may be adversely affected.

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Many domestic and multinational consumer goods companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Despite our differentiated business model, existing and new players in the industry may also transform their business models and directly compete with us. Competitors may also roll out products targeting younger generations at a competitive price or adopt a price-cutting strategy for their current products to directly compete with us. Given the established sales network these large consumer goods companies maintain and the greater brand power they have, we cannot ensure that our existing customers will not allocate more market share to our competitor’s products or cease to purchase products from us completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Because many of our competitors have greater resources than we do, they may be able to better withstand these price reductions and loss of sales under a competitive pricing strategy.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the beauty industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products.

Our success depends on our products appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our product development and to improve our products and customer experience, and to predict and react to industry trends and consumers’ preferences and behavior effectively and efficiently. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fast-evolving beauty trends, and consumer preferences have shortened the life cycles of beauty products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brand and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to beauty industry trends, consumer preferences for beauty products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our total revenue and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our customers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or the limited effectiveness of our marketing strategies. The introduction of new products targeted at expanding our product reach beyond our current customer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new customer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfillment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect to continue introducing new skincare products while expanding our product launches into adjacent categories that target eye and lip care, in which we may have little or no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or an improper mixture of ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in the suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	build a strong and well-recognized brand;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	continue to use innovation to drive sales, improve technological and operational efficiencies-and improve profit margin;

●	enhance Removed our market study and ability to predict and follow customers’ preferences, trends and behaviors;

●	effectively manage the quality and efficiency of the third-party manufacturing partners and packaging supply partners and logistics and other third-party service providers’ performance;

●	continue to broaden and diversify our distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and geographic reach; and

●	leverage our high-performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly may place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage our expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we may need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability to fit in the lifestyle of our customers and deeply engage with our customers. These factors also include our ability to maintain the quality of our products and services, provide timely and reliable delivery and responsive and superior before- and after-sales service. In addition, we have made efforts to maintain a superior customer experience that is driven by our relentless efforts to maintain product quality and curate our products offerings so they are responsive to industry trends and customers’ preferences. Similarly, we substantially focus on to providing quality and responsive customer service.

Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. In addition, as our network of beauty advisors continues to rapidly expand along with our growth, it may be harder for us to manage our advisors and ensure the quality of services they provide to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Our PRC subsidiaries have incurred significant costs for a variety of sales and marketing efforts, including social media-based advertising and heavy promotions to attract customers through multiple sales channels. If we are unable to conduct sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams or campaigns, and purchasing advertisements.

Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may not be able to continue our existing marketing and branding activities, or successfully identify and utilize new marketing strategy trends, sales channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using the internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of the Advertising Law of the PRC, the Supervision Regulations and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or if our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution and packaging of beauty products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards. To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with qualified testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel to monitor the development of laws, regulations and standards applicable to our business. However, certain of these laws, regulations and standards are relatively new and because their interpretation and implementation are evolving, we cannot assure you that the competent authorities will always hold the same view as our counsel does in terms of the compliance of our business operations.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations of us, penalties and lawsuits against us which may result in adverse publicity. Furthermore, we may experience significant costs in connection with the suspension of sales or recall, litigation, investigations or penalties which could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. Due to the particularity of the cosmetics industry, the storage and distribution of cosmetics production enterprises must meet timeliness requirements and monitor the uncertainty of terminal demand. Because we must maintain a certain inventory of the products, we depend on our forecasts of product demand for, and popularity of various products to make purchasing decisions to manage our inventory. If we subsequently fail to effectively manage our inventory, there may be a risk of inventory loss.

The demand for our inventory of products can change significantly between the time that components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry.

We must maintain a certain inventory of their products to ensure products do not expire or reach the end of the period of validity. The period of validity of cosmetics is more strictly controlled than that of general merchandise and cosmetics close to the period of validity will be destroyed after relevant procedures are performed. Generally, we do not have the right to return unsold products to the third-party manufacturing partners and third-party packaging supply partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to incentivize sales to reduce our inventory levels, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to customers, stores and designated warehouse and handling product returns. While these arrangements allow us to focus on our central business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services.

If our products are not delivered in the proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. These policies improve customers’ shopping experience and promote customer loyalty, which in turn helps us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially then our costs may increase significantly, and our results of operations may be materially and adversely affected.

If we revise our shipping policies to reduce our costs and expenses, our customers may be dissatisfied. Our customers dissatisfaction may result in the loss of their business or our failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully lease suitable warehouse facilities or any interruption in the operation of the warehouse for an extended period may negatively affect the business and results of operations.

We believe that our warehouse, located in Wuxi, Jiangsu Province, PRC is essential to our supply chain management. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately depends on the smooth operation of the warehouse facilities. The warehouse may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If the warehouse were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business expansion has required and will continue to require a substantial investment and commitment of resources, that is subject to risks and uncertainties.

We are diversifying and expanding our distribution channels, which includes expansion of store network in a measured manner to better connect with our customers and deliver a more immersive beauty experience. Our brick-and-mortar experience stores required substantial investment in equipment and leasehold improvements, information systems, inventory and personnel. Often times our investments are made prior to generating any sales in these stores. We also have entered into substantial operating lease commitments. A decline in sales, the closure, or poor performance of individual or multiple storefronts could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

The success of our brick-and-mortar experience store network expansion depends in part on our ability to manage the financial and operational aspects of our brick-and-mortar experience stores expansion strategy. This includes our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for our experience stores In addition, there are many factors unique to brick-and-mortar retail operations, some of which are beyond our control which pose risks and uncertainties to our brick-and-mortar experience store network expansion. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity. They include but are not limited to health epidemics, the overall customer traffic or our ability to attract high consumer traffic in and around the location of our brick-and-mortar experience stores, competing stores in the same geographic area, our opening of new stores in the same geographic area as our existing stores, our failure in identifying appropriate locations for opening new stores and accurately predicting customer traffic at such new stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing in-store retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open brick-and-mortar experience stores at convenient locations in cities that have large numbers of customers attributable to our online product sales and offer similar competitive prices at our brick-and-mortar experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and further enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such brick-and-mortar experience store expansion and our business and profitably may suffer. The substantial time and resources that any future store expansion strategy may require could also result in disruption to our existing business operations, which may decrease our total revenue and profitability.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our beauty products may be considered discretionary purchases for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our results of operations and financial condition.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these laws and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and beauty trends to guide our product development and to improve our products and customer experience and to predict and react to industry trends and consumers’ preferences and behavior effectively and efficiently. The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in China. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent of our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from society, we may also become subject to new laws and regulations, or newly adopted interpretations and applications of existing privacy and data protection laws or regulations, which are often uncertain and in flux and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type of law or regulation may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and the manner in which we interact with our customers.

Any data breach or security incident may lead to leaks and/or unauthorized access, disclosure, or use of personal data we collect, which may hurt our reputation and brand image, disrupt our operations, as well as materially and adversely affect our financial condition and results of operations.

We collect, store and analyze customer and operations data, some of which are sensitive personal data. As such, any data breach or security incident could expose us to the risk of unintentional leaks and/or unauthorized access, disclosure, or use of these personal data, which may hurt our reputation and brand image, disrupt our operations, as well as materially and adversely affect our financial condition and results of operations. We could face government enforcement, significant fines, litigation settlements or judgments, and declining share prices, if we were to be found liable for data breaches. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. As of the date of this annual report, we have not experienced any material security breaches.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefits from us. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

User misconduct on and misuse of the online consumer communities we organize may adversely impact our brand and reputation, and may subject us to liabilities.

In addition to interactions with our customers at our brick-and-mortar experience stores, we organize customer communities on WeChat. On WeChat we have established closer relationships with our customers, and developed a better understanding of our customers through deep engagement with them. These communities allow our customers to share shopping experiences and freely communicate with each other. However, we don’t have full control over how and what our customers will communicate, and our communities could be misused by some of our customers. For example, some of our customers may use our communities as a platform to distribute content that could be deemed as spam by other customers, such as marketing materials for his or her own businesses or businesses he or she is employed to promote, which could impair our customers’ experience. In addition, once invited into our online communities, our customers can add each other as contacts and communicate and interact privately. We have no control over our customers’ behaviors of our online communities and cannot rule out the possibility that some of them may engage in immoral, disrespectful, fraudulent or illegal activities. To the extent such behaviors or activities are associated with our communities, the public perception of our reputation and brand image could be harmed and prospective customers may be deterred from joining our online communities, which could have a material and adverse effect on our business and reputation.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as WeChat Pay and Alipay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as WeChat, and RED to promote beauty related knowledge, improve our brand awareness and generate consumers interest in our products. Under PRC laws, we are required to monitor the content we produce and distribute that is factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content. Sometimes, it is arguable as to whether content is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and WeChat mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate content from being distributed, especially content created during living streaming by key opinion leaders (“KOLs”) we may collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in the dilution of our existing shareholders. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially true because our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. We cannot rule out the possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. There could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. Further, our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us and/or our employees. We may receive claims by third parties that we and/or our employees have infringed or otherwise violated their software copyright. We license and use software and other technologies from third parties in our ordinary course of business. The third-party software or technology licenses may not continue to be available to us on acceptable terms or at all and may expose us to potential infringement liability. Any such liability, or our inability to use any of these third-party software or technologies on acceptable terms or at all, could harm our reputation, result in increased operating costs, and/or disruptions to our business that may materially and adversely affect our operating and financial results.

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If an infringement claim brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements that may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or the third-party manufacturing partners third-party manufacturing partners and packaging supply partners have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or the third-party manufacturing partners and packaging supply partners, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to an injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brand and proprietary information, know-how, technologies and processes. Our principal intellectual property assets include the registered trademarks for our brand, the design patents and copyrights for our product packaging and logos. Our copyrights, trademarks and design patents are valuable assets that support our brand and consumers’ perception of our products. Although we have existing and pending trademark and patent registrations in China, there can be no assurance that all of them will be issued or registered. Historically, some of our trademark applications on certain key categories were rejected, which result in difficulties in our ability to protect our use of our brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-how. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-how is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial costs and the diversion of resources.

Our employees or business partners or other parties with whom we maintain business relationships may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees or business partners, including third-party manufacturers and logistics service providers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on third-party manufacturers to produce our products. Although we usually require our third-party manufacturers to provide compliance representations and covenants, we cannot assure that they will not engage in any incompliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We are exposed to the risk of fraud or other misconduct by our employees or third-party partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

If the PRC subsidiaries fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to the business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, the business and results of operations may be materially and adversely affected.

In general, the beauty industry and certain business practices such as the operation of franchise businesses in China are highly regulated, and may require multiple licenses, permits, filings and approvals to conduct and develop business. As of the date of this annual report, our PRC subsidiaries have obtained and maintained valid business licenses or permits, among other things, necessary for our operations and for the provision of beauty services and sale of cosmetic products. Xinzhan has also completed record filing with the MOFCOM to conduct franchise business. Such record filing shall be renewed every year. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit.

However, as a fast-growing company with a limited operating history that is continuously exploring other approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain in time all the additional licenses, registrations and filings that are advisable to obtain for certain aspects of our operations. Failure to obtain such additional licenses, permits, registrations or filings that could later become necessary to obtain as a result of new enactment or promulgation of government policies, laws or regulations, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings from relevant governmental authorities, could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any notice of warning nor have we been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

We are subject to risks relating to our leased properties.

Pursuant to the Administrative Measures for Commodity Housing Leasing, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this annual report, we believe that failure to complete the lease registration will not affect the legal effectiveness of our lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. There can be no assurance that legal disputes or conflicts concerning such leases and tenancies will not arise in the future.

As of the date of this annual report, our PRC subsidiaries have a total of nine leases and have not completed filings for any of the lease agreements. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices, warehouse and stores and incur additional expenses relating to such relocation. Any dispute or claim in relation to the titles of the properties that our PRC subsidiaries occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate the business operations occupying these properties.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our business could be materially and adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents (such as bed bug infestation), as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management and key employees. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand and competition for talent could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation, we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

If any of our executive officers or employees joins a competitor or forms a competing business, they may divulge business secrets, know-how, customer lists and other valuable resources. Our senior management and key employees have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of them and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce such agreements at all. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and effort in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We do not maintain any insurance to cover our assets, operations and any loss arising from business interruptions and we may be exposed to losses which may adversely affect our profitability and financial position.

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters in China. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. We do not have any insurance to cover the potential losses. We may also be liable for any liability, debt or other financial obligations related to such losses.

Due to the nature of our operations, there is also a risk of accidents occurring either to our employees or to customers or third parties on our premises and/or on our franchisees’ jobsites during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us, we may be exposed to losses which may adversely affect our profitability and financial position.

We rely on a limited number of suppliers to provide us with the raw materials and ingredients we use for the products. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

Park Ha Jiangsu requires the third-party manufacturers that produce the products to purchase raw materials and ingredients from designated raw material suppliers. As such, we rely on a limited number of suppliers for the raw materials and ingredients used in our products. For the fiscal year ended October 31, 2024, there were four suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 15%, 11%, 10% and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2023, there was one supplier who accounted for 10% or more of the Company’s total purchases and such supplier accounted for approximately 58% of our total purchases. For the fiscal year ended October 31, 2022, there were two suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 36% and 11% of our total purchases, respectively.  This reliance involves a number of significant risks. Unavailability of materials and interruptions in delivery of raw materials from our suppliers could result in manufacturing delays. We are also exposed to risks related to fluctuations in the quality and price of components and raw materials.

Our suppliers have no obligation to continue to accept purchase orders from us. Our suppliers may stop selling their products to us on commercially reasonable terms or at all. We may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Identifying reliable suppliers is an extensive process that requires us to evaluate their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices and ensure they meet our standards. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply of raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers. Accordingly, a loss of any of our largest suppliers could have an adverse effect on our business, financial condition, and results of operations.

We derive a significant portion of our revenue from a few major customers. Any significant decrease in the demand from our largest customers for our products may materially and adversely affect our financial conditions and results of operations.

A significant portion of our revenue was derived from our five largest customers. For the fiscal years ended October 31, 2024, 2023 and 2022, 38%, 36% and 28% of our revenue were attributable to our top five customers, respectively. Our customers’ purchases are made on an order-by-order basis, and our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. There is no assurance that our largest customers will continue placing orders with us at the same or increasing levels, or at all. Our customers level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, such as interpretation of fashion and beauty trends. The loss of our largest customers, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

We are subject to the risk of non-payments or delayed payments by our customers, which could affect our financial condition and results of operations.

As of October 31, 2024, 2023 and 2022, 63%, 71% and 76% of our accounts receivable were attributable to our top five customers, respectively. Our allowance for loans receivables from franchisees decreased from $62,602 as of October 31, 2023 to $55,520 as of October 31, 2024, which was primarily attributable to a fully impaired amount of $46,362.64 due from a franchisee due to its financial difficulties. As of the date of this annual report, the payment has not been settled and the aging of the payment had exceeded 1.5 years. Other than that, we did not experience significant delays or difficulties in collection from our customers. If we were to experience any unexpected delay or difficulty in collections from our customers in the future, our operating cash flows and financial condition would be adversely affected.

We believe effective accounts receivable management is critical to maintaining our liquidity. As we continue to expand our business and engage new customers, our accounts receivable is anticipated to increase accordingly. However, there is no assurance that our customers will settle in a timely manner. Our effort to strength our accounts receivable management system may not be effective and we cannot assure you that we will be able to fully recover from our customers the outstanding amounts due in a timely manner. Any increase in uncollectible accounts receivable may adversely affect our business, financial condition and results of operations.

We currently contract with third-party contractors, and in some cases, a single contractor, for all aspects of the supply, packaging, logistics, and formulation of our cosmetics products, and expected to continue to do so to support commercial scale production of our cosmetics products. There are significant risks associated with contracting with third-party suppliers, including their ability to meet the increased need that may result from our increasing any commercialization efforts. This increases the risk that we will not have sufficient quantities of products or be able to obtain such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently outsource our product manufacturing to the third-party manufacturing partners and packaging supply partners, and specify that the third-party partners shall purchase raw materials from designated raw material suppliers. We do not have sufficient control over the manufacturing process and cannot guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required the third-party manufacturing partners and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the third-party manufacturing partners and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contains contaminants, fails to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question.

Our success depends on the implementation of the franchise business model. Our growth through franchising may not occur as rapidly as we anticipate.

We will continue to seek franchisees to operate our “Park Ha” stores. We believe that our ability to recruit, retain and contract with qualified franchisees will be increasingly important to our operations as we expand. As of October 31, 2024， 2023 and 2022, we had 45, 38 and 49 franchisees in China, of which 43, 36 and 45 franchisees operate under the store name “Park Ha”. As of October 31, 2024, 2023 and 2022, we had 2, 2 and 4 franchisees operate under a different brand name, “Geni” or “歌妮”. If we fail to expand our franchise, our results of operation will be adversely impacted.

We could face liability resulting from acts of our franchisees or related to our relationship with our franchisees.

Under the franchise business model, we may face claims and liabilities for the acts of our franchisees based on vicarious liability, joint-employer liability, or other theories or liabilities. Such legal actions could result in expensive litigation with our franchisees or third parties and could adversely affect both our profit and our important relations with our franchisees. Also, our franchisees may from time to time disagree with us and our strategies regarding the business operations or our interpretation of our respective rights and obligations under the respective franchise agreements and the terms and conditions of the franchisee/franchisor relationship. This may lead to disputes with our franchisees, and we expect such disputes to occur from time to time in the future as we continue to adopt a franchise system. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute. In addition, regulatory or legal developments could result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profit.

Some of the stores are not under the “Park Ha” store name and sell skincare products of other brands in addition to the “Park Ha” branded skincare products, which could subject us to additional risks.

Xinzhan has entered into supplemental agreements with these franchisees that operate stores under a different brand name, pursuant to which each such franchise is allowed to keep the existing brand name and not to change the store name to “Park Ha”. The franchisees operating under the “Geni” or “歌妮” brand sell skincare products under the “Park Ha” brand and other brands with our permission. Such arrangement exposes our business and brand to risks because the quality of the other products sold in those stores will be beyond our control. If the other brand name is under legal action, the results of operation of the franchise stores and our profit may be adverse impacted.

We offer incentives such as cash subsidies to our franchisees and the amount of such incentives could potentially have adverse impacts on our financial performance.

We offer incentives such as cash subsidies to our regional store franchisees and skin management center franchisees within two weeks upon the entry of franchise agreements/renewals and full payment of the franchise fees. We require our franchisees to use the cash subsidies for renovation and advertising purposes only. Currently, we do not experience any financial pressure from offering such cash subsidies. However, if in the future our current subsidies are insufficient to retain our existing franchisees and attract new franchisees, and we may need to increase the cash subsidies we offer to attract franchisees, our business, financial condition, and cash flows could be adversely affected.

We may grant employee share options and other share-based compensation awards in the future. Any additional grant of employee share options and other share-based compensation awards in the future may have a material adverse effect on our results of operations.

We may adopt employee share option and other share-based compensation awards to our employees, officers, directors and other eligible persons to incentivize their performance and align their interests with ours. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by such share-based awards.

Risks Related to Our Ordinary Shares

Our Chairperson of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our Company and future corporate decisions. Her interests may not always be aligned with those of other shareholders.

As of the date of this annual report, Ms. Xiaoqiu Zhang, our Chairperson of the Board of Directors and Chief Executive Officer, beneficially owns more than 50% of our outstanding Ordinary Shares. As such, Ms. Zhang could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where her interests are aligned with other shareholders, she will also have the power to prevent or cause a change in control. Ms. Zhang will also have the power to prevent or cause a change in control. Without the consent of Ms. Zhang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Ms. Zhang could violate her fiduciary duties by diverting business opportunities from us to herself or others. The interests of Ms. Zhang may differ from the interests of our other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or suppliers;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class- action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our management will have considerable discretion as to the use of the net proceeds from any future financings and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of our Ordinary Shares. The net proceeds from our initial public offering in December 2024 may be placed in investments that do not produce income or that lose value.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to opt in such exemptions afforded to an emerging growth company. Specifically, we have elected to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes-Oxley Act of 2002. This election may result in our financial statements not being comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Listing Rules.

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain Corporate Governance Rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Ms. Xiaoqiu Zhang, our Chairperson of the Board of Directors and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company, we are permitted to elect to rely, and may rely, on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. All of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

The sale or availability for sale of substantial amounts of Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in our initial public offering in December 2024 are freely tradable without restriction or further registration under the Securities Act, and shares held by our shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements (if any). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the Ordinary Shares.

You may need to rely on a price appreciation of the Ordinary Shares for a return on your investment.

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the Ordinary Shares will likely need to rely on future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any future offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

We will incur additional costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations, document our controls and perform testing of our key controls over financial reporting to allow for management and our independent registered public accounting firm to report on the effectiveness of the company’s internal control over financial reporting.

Our management concluded that our internal control over financial reporting as of October 31, 2024 was not effective. We cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses in evaluating the effectiveness of the company’s internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

Park Ha Cayman is a holding company with no operations of its own and conducts its operations in China through its PRC subsidiaries.

We established Park Ha Cayman as our holding company in the Cayman Islands on October 11, 2022 in anticipation of future capital raising from international investors.

In connection with the restructuring for our initial public offering, WFOE acquired 100% of the equity interest in Park Ha Jiangsu and Xinzhan.

On June 29, 2024, the Company effected a forward split of its Ordinary Shares at a ratio of 1-for-5. After the forward split, the Company were authorized to issue 2,500,000,000 Ordinary Shares and have 25,000,000 Ordinary Shares issued and outstanding.

In December 2024, we completed an initial public offering in which we offered and sold an aggregate of 1,20,000 Ordinary Shares. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PHH.”

Our principal executive office is located at 901, Building C, Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Wuxi, Jiangsu Province, People’s Republic of China 214000. The telephone number of our principal executive offices is +86-400-012-7562. Our registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service for process in the United States is Cogency Global Inc., 122 E 42nd Street 18th Floor, New York, NY 10168.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at http://ir.parkha.cn/.

B. Business overview

Overview

Our business primarily consists of developing our private skincare label, direct skincare products sales and franchise alliances promotions. Our “Park Ha” brand focuses on providing solutions for problematic skin. Established in 2016, the brand had its first store launched in 2017. In addition to the three stores directly operated by Park Ha Jiangsu, as of October 31, 2024, 2023 and 2022, we had 45, 38 and 49 franchisees in China, of which 43, 36 and 45 franchisees operate under the store name “Park Ha”. As of October 31, 2024, 2023 and 2022, we had 2, 2 and 4 franchisees operate under a different brand name, “Geni” or “歌妮”. Xinzhan has entered into supplemental agreements with these franchisees that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha”. The franchisees operating under the “Geni” or “歌妮” brand sell products from the “Park Ha” brand and other third-party brands with Xinzhan’s permission.

Our PRC subsidiaries specialize in providing skincare and cosmetic products under our brand name “Park Ha” in China. Our PRC subsidiaries develop our proprietary beauty products and offer complimentary after-sales beauty services in our physical stores. Park Ha Jiangsu, in addition to operating our three physical stores, is the research and development center focusing on skincare products development and improvement for sensitive skin. Xinzhan leads the marketing and promotional efforts and is the entity in charge of our franchising business. Park Ha Shanghai is a training center for our franchisee staff. As part of our value-added service for our products, our directly-operated stores and franchisees offer “light beauty experience”, a quick complimentary after-sales beauty service performed in the stores. Light beauty experience is offered to our customers as an effective way to demonstrate how our products are used in order to deliver the intended results.

Our revenues mainly consist of (i) products sales and (ii) franchise fees.

As of October 31, 2024, the 45 franchisees locate in the following regions: 22 in Jiangsu Province, 5 in Guangdong Province, 4 in Shandong Province, 3 in Shaanxi Province, 1 in Anhui Province, 1 in Liaoning Province, 1 in Shanxi Province, 1 in Hainan Province, 1 in Henan Province, 1 in Heilongjiang Province, 1 in Guizhou Province, 1 in Sichuan Province, 1 in Zhejiang Province, 1 in Tianjin, and 1 in Hebei Province, forming a complete commercial network.

As of October 31, 2023, the 38 franchisees locate in the following regions: 17 stores in Jiangsu Province, 5 stores in Guangdong Province, 4 stores in Shandong Province, 3 stores in Shaanxi Province, 1 store in Anhui Province, 1 store in Liaoning Province, 1 store in Shanxi Province, 1 store in Hainan Province, 1 store in Henan Province, 1 store in Heilongjiang Province, 1 store in Guizhou Province, 1 store in Sichuan Province and 1 store in Zhejiang Province forming a complete commercial network.

Our Business Model

Under our retail model, Park Ha Jiangsu provides our products to the franchisees, and Park Ha Shanghai provides staff training to the staff of the franchisees. We believe that by creating franchisee chains, Xinzhan provides customers with more effective skincare experiences. Xinzhan’s franchisee strategy gives franchisees the option to determine the quantity and timing of the purchase from Xinzhan, thus lowering the franchisees’ inventory pressure. Xinzhan provides full training for franchisees’ beginner-level staff.

Our operations consist of the following segments:

I. Xinzhan is responsible for the experiential marketing of skincare products to target customers. Store beauticians perform Xinzhan’s after-sales service through one-on-one visits by phone or WeChat, giving customers the opportunity to review their purchase on the first day, the third day, and the seventh day after purchasing. We believe that this boosts customers’ confidence in the product and encourages future purchases.

II. Xinzhan also manages the franchisees. It enters into franchisee agreements with our franchisees and operates directly-owned stores.

III. Park Ha Shanghai serves as a training center where we provide training to staff working at our franchise stores. We also cooperate with third-party training agencies to provide more professional training to our staff.

Our core operating model has helped us efficiently and quickly build and expand our successful brand and products.

Our Franchise Model

Our franchise system is critical to our business operations. As of October 31, 2024, 2023 and 2022, we had 45, 38 and 49 franchisees in China, of which 43, 36 and 45 franchisees operate under the store name “Park Ha”. As of October 31, 2024, 2023 and 2022, we had 2, 2 and 4 franchisees operate under a different brand name, “Geni” or “歌妮”.

Xinzhan enters into franchise agreements with its franchisees, pursuant to which the franchisees are granted permission to open and operate a store under the brand name “Park Ha” in a specific geographic area. Xinzhan has entered into supplemental agreements with these franchisees that operate stores under the “Geni” or “歌妮” brand, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha”. The franchisees operating under the “Geni” or “歌妮” brand sell products from the “Park Ha” brand and other third-party brands with Xinzhan’s permission. Franchisees must adhere to the proper use of equipment and engage in the sale of authorized skincare or beauty products.

Park Ha Shanghai provides monthly training to the beauticians of each franchisee. The training courses include skin physiology, “Park Ha” product theory, store operation skills, standardized user manual for stores, procurement and store management. After each monthly training, an assessment of these beauticians is conducted. We also intend to provide training courses for franchisees on subjects that new industry trends in customer development skills, new product releases, and other topics.

Our products are sold under our franchisee’s sale models. Franchisees estimate the product sales volume of each month based on the sales records of prior months. Accordingly, they place orders with us based on the expected sales volume. If any product-related problems come up aftersales, the franchisees will consult with us for guidance. Our products carry specific production record-filing certificates and quality inspection reports. In case of product damage due to logistics reasons, the products can be exchanged.

We utilize various channels such as Douyin, Meiye Observation and beautydata.ai (beauty industry websites), Baidu online advertising and other platforms, to publish advertisements highlighting preferential pricing for franchisees to attract potential franchisees. The PRC subsidiaries participate in beauty industry exhibitions and events, such as the China Beauty Expo, where we introduce our products and services and engage in face-to-face communication with potential franchisees. Some existing franchisees also become promoters of the “Park Ha” brand by introducing potential franchisees to us. Additionally, the PRC subsidiaries organize franchise promotion events periodically in physical stores to attract potential franchisees.

Xinzhan is entitled to an annual franchisee fee depending on the size of the franchise, payable within 30 business days from execution of the franchise agreement and within 30 business days of each anniversary date of execution thereafter. Our franchise agreement typically lasts for three years and can be renewed upon both parties’ mutual consent. Xinzhan has the right to terminate the franchise agreement for cause if the franchisee is found in breach of the agreement. The franchisees may terminate the franchise agreements early due to business reasons by submitting a written application to Xinzhan for consent.

Furthermore, we offer incentives such as cash subsidies to our regional store franchisees and skin management center franchisees within two weeks upon the entry of franchise agreements/renewals and full payment of the franchise fees. We also require our franchisees to use the cash subsidies for renovation and advertising purposes only. We do not offer any discounts to our franchisees.

Type of Franchisees	Annual Franchise Fees	Cash Subsidies (limited to renovations and advertising purposes)	Area	Notes
Regional store	RMB2 million (approximately $278,730)	RMB360,000	200 sqm	Territorial exclusivity and a wider variety of products than single store
Skin management center	RMB550,000 (approximately $76,650)	RMB50,000	200 sqm	a wider variety of products than single store
Single store	RMB100,000 (approximately $13,936)	N/A	50 sqm

Research and Development

Park Ha Jiangsu is our research and development center focusing on skincare products development and improvement for sensitive skin. We will continue to improve upon and expand our products and services offerings through our research and development and “Industry – University – Research” integration. In the future, we will mainly focus on the development of small molecule peptide hydration penetration technology, as well as providing other products and technologies to solve the problem of skin moisture loss.

Our Sales and Marketing

We seek to build an industry-leading platform in the beauty market in China. Since 2021, we have adopted a franchise chain system to supplement our owned stores. We provide our franchisees with training, a stable supply chain to franchisees and a unified guidance strategy for geographical location and market competition.

We believe that our solutions have a strong competitive edge in China’s beauty market. Our CEO and CTO each has over ten years of experience in the industry and plays essential roles in reaching out to potential customers. Additionally, we have established a good reputation among our customers through our consistent high-quality products. Due to our reputation in China, we also receive consultation requests and offers from prospective customers.

In addition, we have adopted a digital strategy to better engage with our customers to promote our products through in online communities. This includes launching VR product trials, live online sales and social app advertising. Since 2020, “Park Ha” brand has established its own official account on various popular short video platforms in China including Douyin, RED, and WeChat Video, which has promoted its popularity among the beauty industry and consumers in China. Since 2022, “Park Ha” brand has launched a live channel on Douyin, which promotes products through live activities. By interacting directly with consumers through live streaming and cutting-edge marketing channels, providing instant and customized content access, “Park Ha” brand has created a marketing model that is designed to be effective among beauty consumers in China. To better promote our products, we provide value-added services, complimentary facial treatment trial in stores, where our trained staff give 30 to 45-minute facial treatment sessions to customers who purchase our products. Such sessions are meant to educate our customers about the optimal ways to use our products.

Our Competitive Advantages

We believe that we are prepared for continued growth due to several competitive advantages:

An innovative social marketing model

We have successfully established a regional brand effect through a social marketing model. We help our franchisees organize local salon activities, build product experience models, offer awards on promotion, and take advantage of our internet promotion, to build brand awareness and drive customers to our trusted community. This, in turn, attracts additional franchisees.

To reach potential customers through social marketing, the PRC subsidiaries hold interest-based community virtual events through the WeChat platform and connect people within the community who are interested in skincare products or knowledge. The PRC subsidiaries promote our products according to our customers’ skincare needs. Our social marketing model is designed to stimulate potential customers’ desire to buy our products by reaching accurately targeted user groups who are interested in our products through community activities. Since this marketing is carried out within residential communities, we find it easier to build close ties to our target customers through community events in the long run, which we believe enhances our long-term customer loyalty.

A stable supply chain system

Our suppliers are located in Guangzhou, Shanghai, Zhejiang Province, and Jiangsu Province in China. The ingredients we use for the product formula are supplied by large international and national raw material companies. We also carry out functional testing and compatibility testing on the raw materials used for packaging of our products to ensure the quality of the ingredients. We conduct supplier visits and factory inspections to check whether the information they provide is accurate and reliable.

A strong and diversified management team

Our founders have extensive experience in various industries, including beauty, fashion, retail, and the internet industries. Our CEO and CTO each has over ten years of experience in the industry and plays essential roles in reaching out to potential customers. We believe that their experience, coupled with their profound understanding of the beauty industry and their passion and determination, make them effective business leaders. They are firmly committed to our mission and customer-oriented approach, helping more customers to solve skin problems.

Our Growth Strategies

Strengthening the development of own products

We plan to expand our partnership with scientific research institutions to develop new skincare raw materials and products. We also plan to expand the scope of services to existing customers and acquire new customers by continually making significant investments in R&D. We will continue to improve upon and expand our products and services offerings through our research and development and technology innovations. In the future, we will mainly focus on the development of small molecule peptide hydration penetration technology, as well as providing other products and technologies to solve the problem of skin moisture loss.

Intensifying our Training Practice

We plan to open vocational training schools offering beauty industry knowledge in inland China and western provinces of China, such as Guizhou Province and Ningxia Province. The purpose of the vocational training schools will be to provide professional training to our franchisee staff. We currently have eleven employees in directly owned stores and encourage our franchisees to equip each store with around five employees.

We also intend to set up an internal training institute on beauty treatment to advance existing talents at the headquarters. We will also establish a set of complete on-the-job training system, where we partner with vocational and technical colleges to provide professional courses and textbooks and help students obtain professional qualification certificates of beautician.

Enhancing our social media-based sales and marketing capabilities

We will continue to seek to improve brand awareness by using social media platforms, such as Douyin, RED and WeChat video, to promote our brand and attract potential future customers and franchisees.

Improving supply chain capacity

In order to meet the rapidly growing customer demand, Park Ha Jiangsu has partnered with additional third-party manufacturers to increase production and shorten the wait time. We also plan to establish partnerships with third-party warehouse and distribution centers to support our businesses.

Seeking strategic investment, acquisition and other cooperation

We plan to evaluate and selectively seek strategic alliances, investment and acquisition opportunities in the beauty industry across China by investing in incubating product patents and acquiring supply chain partners and manufacturers, as part of our long-term goal to lower production costs and increase future profit margin.

Our Suppliers

For the fiscal year ended October 31, 2024, four suppliers accounted for approximately 15%, 11%, 10% and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2023, there was one supplier accounted for approximately 58% of our total purchases. For the fiscal year ended October 31, 2022, there were two suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 36% and 11% of our total purchases, respectively.

Our Customers

The majority of our customers are franchisees and retail customers in the skincare industry. For the fiscal year ended October 31, 2024, two customers accounted for approximately 10% and 10% of our total revenue, respectively. For the fiscal year ended October 31, 2023, two customers accounted for approximately 10% and 10% of our total revenue, respectively. For the fiscal year ended October 31, 2022, no customer accounted for more than 10% of our total revenue.

As of October 31, 2024, the stores, including directly-operated stores and franchisees, are mostly located in first-, second-, and third-tier cities in various provinces in China, including Anhui Province, Jiangsu Province, Hainan Province, Henan Province, Shanxi Province, Shandong Province, Liaoning Province, Guizhou Province, Shaanxi Province, Sichuan Province, Heilongjiang Province, Zhejiang Province, Tianjin, Hebei Province and Guangdong Province.

As of October 31, 2024, we had about 6,018 customers in our directly operated stores, all of whom are retail customers. Our products and innovative digital marketing strategy are primarily targeted at young adults and middle-aged generations consisting of women with white-collared occupations. Our primary focus currently is on the female group living or working within 2-3 kilometers of the business district. According to the consumption survey report, 93% of our customers were women. In the future, we will also launch new brands that target male groups across all ages.

Our Products

Our subsidiary Park Ha Jiangsu has developed a full range of “Park Ha” brand skincare products by collaborating with biological laboratories and supply chain systems to transform our technology and rich experience into cost-effective functional skincare products.

Our product line ranges from basic skin physical protection, exfoliation, and sebum film repairing to surface microecological balance and anti-aging. Our product line includes nearly 128 products divided into 14 series, covering almost all categories of the skincare industry. Our signature products “Little Blue Injection Serum” and series of freeze-dried powders have been well received by consumers. Our products mainly focus on small molecule peptide compositions, such as palmitoyl pentapeptide-3, palmitoyl tripeptide-1, acetyl hexapeptide-3, acetyl tetrapeptide-5, carnosine, collagen, etc. These substances have a strong permeability and can activate epidermal cells, replenish moisture and nutrients for the skin, stimulate and accelerate the synthesis of collagen, delivering various skincare effects. Our products are not medical graded products and have not been assessed by any medical regulatory authority.

Except for a third-party brand product “whitening and freckle removing freeze-dried powder”, all of our products are classified as “ordinary cosmetics” as defined in the Supervision Regulations, which are subject to filing requirements. As of the date of this annual report, the filing with NMPA for all of our products have been completed before they were marketed in accordance with the applicable laws and regulations.

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
1	PARKHA CLEAN AND BALANCED CLEANING GEL	120ml	Containing the filtrate of yeast fermentation products and quadruple hyaluronic acid, it replenishes skin moisture. Deep cleansing, cleansing pores, moisturizing and refreshing skin	123	All skin type
2	PARKHA CLEAN AND BALANCED CLEANING GEL	500ml	Containing the filtrate of yeast fermentation products and quadruple hyaluronic acid, it replenishes skin moisture. Deep cleansing, cleansing pores, moisturizing and refreshing skin	293	All skin type
3	PAPKHA FIBROIN ISOLATION REPAIR MILK	30ml	The texture is refreshing and non-greasy, providing a smooth and hydrating feel. It is easy to apply and blend, without easily smudging or coming off. It adheres closely to the skin, effectively concealing roughness and imperfections, brightening the complexion, and minimizing the appearance of pores. It gives the skin a radiant and translucent glow	156	All skin type
4	PARK HA POLYPEPTIDE PREESSENCE	30ml	It contains specially selected ingredients such as Palmitoyl Pentapeptide-4, which has repairing and moisturizing properties. It intensely repairs, firms, and brightens the skin. The rich and nourishing liquid texture soothes roughness and fine lines upon contact with the skin, making it appear smoother and more radiant	188	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
5	PARKHA METABOLISM ENERGY ESSENCE WATER	120ml	The product has a fine and smooth texture that is easy to absorb and not sticky. It is formulated with ceramides and high-quality ingredients, combined with a filtrate of yeast fermentation products, to replenish skin moisture, moisturize and moisturize, leaving the skin delicate, hydrated and radiant	236	All skin type
6	PARK HA PERFECT MOISTURIZER CREAM	50g	It effectively and evenly nourishes the skin, making it hydrated and radiant. It moisturizes and locks in moisture while having a lightweight and non-greasy texture	398	All skin type
7	PARKHA AOUA MOISTURIZING PEPRIDE-INFUSION ESSENCE	2ml*10 bottle	It contains a hydrating and nourishing essence that replenishes the skin’s moisture and nutrients, relieving dry and rough skin. It smoothens and softens the skin, leaving it hydrated and radiant	397	Dry, mixed

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
8	PARKHA AOUA MOISTURIZING PEPRIDE-INFUSION ESSENCE	2ml*30 bottle	It contains a hydrating and nourishing essence that replenishes the skin’s moisture and nutrients, relieving dry and rough skin. It smoothens and softens the skin, leaving it hydrated and radiant	1068	Dry, mixed
9	PARK HA GANODERMA MOISTURIZING CREAM	50g	Utilizing patented extraction technology of Ganoderma lucidum, it is pure and concentrated. It deeply nourishes and protects the skin’s foundation, caring for the skin’s barrier, resulting in a well-hydrated and plump complexion, while maintaining the stability of the skin’s condition	298	Oily, combination to oily skin, acne-prone skin
10	PARK HA MUSSEL MOISTURIZING ESSENCE LOTION	120ml	Containing essence of pearl and a variety of plant extracts, it nurtures and cares for the skin. It improves the dry, rough, and tight state of the skin, increases the skin’s moisture content, provides moisturizing care, and strengthens the skin, resulting in a translucent, radiant, and luminous complexion	199	Oily, combination to oily skin, acne-prone skin

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
11	PARK HA LACTOSE ACID OIL CONTROL SERUM	2ml*10 bottle	Enriched with lactobionic acid tenderizing essence, it improves enlarged pores and rough skin texture. It combines various plant essences to gently rejuvenate the skin, balance the skin’s moisture and oil, and promote an even and radiant complexion	459	Oily, combination to oily skin, acne-prone skin
12	PARKHA COLLAGEN ENERGIZING & FIRMING ESSENCE	3ml*10 bottle	Using a firming formula to soften the skin, replenish moisture, enhance skin hydration, and improve dryness and roughness; Effectively enhance skin elasticity, improve skin sagging, gradually tighten your skin under daily care, make your skin delicate, smooth, and radiant with charming radiance	619	All skin types, customers with anti-aging needs
13	PARKHA COLLAGEN ENERGIZING & FIRMING ESSENCE	30ml	Using a firming formula to soften the skin, replenish moisture, enhance skin hydration, and improve dryness and roughness; Effectively enhance skin elasticity, improve skin sagging, gradually tighten your skin under daily care, make your skin delicate, smooth, and radiant with charming radiance	449	All skin types, customers with anti-aging needs
14	ANTI-AGING LIFTING GEL	18g*10 piece	Provides hydration and nutrients to the skin, repairs and rejuvenates the skin, making it soft, smooth, and firm	339	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
15	YEAST AND PLANT EXTRACT FACIAL TONER	3ml*10 bottle	Contains plant extract essence that improves dry and rough skin, making the skin moisturized, tender, and radiant	188	All skin type
16	YEAST AND PLANT EXTRACT FACIAL SET	(3ml+7g)*10	It contains a variety of essences, with a natural and hydrating texture. It endows the facial skin with abundant moisture, as if forming a hydrating film on the skin surface. It deeply moisturizes and hydrates, improving the dry and rough condition of the skin caused by water shortage. It makes the skin refreshing, plump, and more moisturized, bringing a comfortable feeling of moisture. It presents a water-like, bright and shiny look, making the facial skin reveal a tender and bright luster, and creating a delicate, hydrated and charming skin	567	All skin type
17	MOISTURIZING POWDER	30g*20	Hydrates the skin, refines the skin’s texture, and leaves the skin refreshed and radiant	385	All skin type
18	AQUA HYDRATING MASK	28ml*10P	Rich in various plant extracts and sodium hyaluronate, effectively improving dry and dehydrated skin. The face mask uses a thin and breathable sheet that adheres closely to the skin, providing hydration while improving dry skin, resulting in a refined and moisturized complexion	158	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
19	ACNE CLEAN TEA MASK	28ml*10P	The thin and breathable sheet adheres closely to the face, providing moisture while being gentle and translucent. It contains various plant extracts that help refine pores, refresh and cleanse the skin, improve skin hydration, and keep the skin moisturized, refreshed, smooth, and delicate	199	Acne-prone oily skin
20	PARKHA COLLAGEN BRIGHTENING ESSENCE MASK	5piece	The fermentation process contains a recombinant protein expressed by Pichia pastoris, which combines two patented skincare ingredients, glycyrrhizin and β - glucan, to care for beautiful skin, nourish and brighten the skin while increasing skin hydration. It helps improve skin problems such as dehydration, dryness, and roughness, making the skin delicate, translucent, smooth, and radiant	268	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
21	PARKHA SHUIGUANG MASK	28ml*10P	It contains ingredients such as sodium hyaluronate and Sophora flavescens root extract, which provide the skin with essential nutrients and moisture, moisturize and hydrate, and care for the skin. It improves dryness and roughness of the skin, leaving it hydrated, radiant, and soft to the touch	158	All skin type
22	PARKHA REVITALIZING ESSENTIAL MASK	6P/box	It contains ingredients such as sodium hyaluronate and Sophora flavescens root extract, which provide the skin with essential nutrients, deeply nourish, moisturize, and protect the skin. It also has excellent hydrating and water-locking properties, providing intensive hydration to the skin, improving dryness, and giving the skin a hydrated, radiant, and elastic appearance	268	All skin type
23	PARKHA REVITALIZING ESSENTIAL EYE CREAM	15g	It contains lavender extract from France, retinyl palmitate, and tocopherol (vitamin E), which repair the skin around the eyes, improve dullness, and diminish the appearance of dark circles and fine lines. It moisturizes the skin around the eyes, replenishes the moisture and nutrients needed for the eye area, leaving the skin around the eyes hydrated, radiant, firm, and elastic	398	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
24	WHITENING AND FRECKLE REMOVING FREEZE-DRIED POWDER	(0.05g+3ml)*10	The texture is smooth and refreshing. It contains whitening and brightening ingredients such as 3-O-ethyl ascorbic acid and tranexamic acid, effectively brightening the skin tone and making it fair and luminous. Alpha-arbutin helps reduce skin pigmentation and fade dark spots, resulting in a fair and radiant complexion. The extract of kava pepper (PIPER METHYSTICUM) leaves/roots/stems, in combination with imported cherry blossom (PRUNUS SPECIOSA) flower extract from Korea, provides a moisturizing, smooth, delicate, and soft sensory experience to the skin	1430	For skin with whitening needs
25	UMBILICAL CORD ESSENCE FREEZE-DRIED POWDER	(0.05g+3ml)*10	The texture is smooth and easy to spread. It contains (animal) umbilical cord extract, which deeply nourishes the skin, leaving it hydrated and silky smooth	1660	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
26	PARRHA EXTRACT RENEWAL ESSENCE OIL	30ml	Contains various botanical extracts such as white lotus flower and squalane, improving fine lines and wrinkles caused by skin dehydration, providing deep hydration. The synergistic effect of licorice fruit and Vitamin E enhances radiance, making the skin smooth and translucent	228	All skin type
27	PARK HA REVITALIZE EYE ESSENCE	2ml*10	Moisturizes the skin, improves dryness and dehydration, provides intense hydration to the skin around the eyes, revitalizing and rejuvenating it with a fresh and hydrated appearance	298	All skin type

Manufacture of Our Products

Park Ha Jiangsu engages and commissions third-party manufacturers to produce our products. The engagement specifies that the third-party manufacturers shall purchase raw materials from our designated raw material suppliers. Park Ha Jiangsu does not enter into direct contracts with raw material suppliers.

Pursuant to the Agreement of Commissioned Processing, the third-party manufacturers shall provide the formulas to be used in our products and a packaging material inspection report, produce a manufacture plan in written form, and manufacture and process our products that meet the relevant national standards, industry standards, and our requirements, as well as provide temporary storage of our products. The Agreement of Commissioned Processing also requires us to provide the third-party manufacturers with packaging materials that meet the requirements under applicable laws and regulations such as the Advertising Law and intellectual property regulations. However, given our reliance on our third-party manufacturers to provide us with the formulas for our products and that we do not own the formulas, if we fail to enforce such agreements and if our competitors engage the same manufacturers and introduce the same or similar products at a significantly lower price in the same markets that we operate in, our results of operations may be adversely affected.

Before sending a product for mass production, the third-party manufacturers produce the product samples. Park Ha Jiangsu will conduct internal tests and may improve the formula provided by the third-party manufacturers. In addition, Park Ha Jiangsu engages third-party testing agencies to conduct cosmetics safety testing.

Once the samples pass the third-party testing agency’s safety testing, Park Ha Jiangsu will coordinate with the third-party manufacturers to complete the record-filing with the NMPA.

Park Ha Jiangsu has entered into agreements with third-party manufacturers who are responsible for obtaining the raw ingredients for our products and for manufacturing them according to specific product formula used by the third-party manufacturers. We maintain control of the ingredients being used in the process and the quality of finished goods by providing a list of designated ingredients to the third-party manufacturers and carefully examining the products before accepting them. We store excess raw materials with the third-party manufacturers for future use. The third-party manufacturers have obtained and maintained licenses for cosmetic production.

Once the record-filing is completed, the third-party manufacturers will start manufacturing the products.

Distribution and Warehouse

The third-party manufacturers deliver the products to our warehouse and Park Ha Jiangsu ships products from the warehouse to the directly operated stores on an as-needed basis and ship products from the warehouse to the franchise stores pursuant to their orders.

Park Ha Jiangsu maintains a warehouse in Wuxi, Jiangsu Province, PRC. Products produced and packaged by third-party manufacturers are delivered by third-party logistics companies directly from the production site to Park Ha Jiangsu’s warehouse. Park Ha Jiangsu pays for the freight. The warehouse stores the products in a dry environment and away from direct sunlight.

Our Stores

Our stores are generally located in commercial complexes in urban centers in China. As of the date of this annual report, our three directly operated stores are located in Wuxi Xinwu Wanda Plaza, Jinlun Xingguang Mingzuo Life Plaza and Wuxi Baile Plaza, Wuxi, Jiangsu Province, PRC, the areas of which are 66.30 square meters, 53.64 square meters and 44.00 square meters, respectively. Each of the directly operated stores has a product sample area and a product experience area. We sell our products in the stores and provide complimentary after-sales beauty services. As of October 31, 2024, we have a total of 17 employees working in our three directly operated stores.

Digital Customer Engagement Strategy

We believe that Chinese consumers expect to have a more intimate product use experience offered by beauty brands on social media platforms. Many local skincare enterprises in China also promote their products by increasing their marketing investment in online communities, such as launching VR product trials, live online sales, social app advertising. Since 2020, “Park Ha” brand has established its own official account on various popular short video platforms in China including Douyin, RED, and WeChat Video, which has promoted its popularity among the beauty industry and consumers in China. Since 2022, “Park Ha” brand has launched a live channel on Douyin, which promotes products through live activities. By interacting directly with consumers through live streaming and cutting-edge marketing channels, providing instant and customized content access, we believe that the “Park Ha” brand has created a marketing model that is widely effective among beauty consumers in China.

Our Online to Offline

We believe that we should leverage both e-commerce platforms and brick-and-mortar shops to create an omnichannel seamless shopping experience for our customers. Therefore, we constructed our Online-to-Offline (“O2O”) business model in January 2017. Specifically, we use various e-commerce strategies, such as click-and-collect service (i.e., offering our customers the option to purchase products online and pick them up in-store), and offering digital coupons to attract customers on social media platforms (e.g., Douyin and Meituan, two of the largest social media platforms in China) to visit our physical stores and encourage them to purchase our products. We also offer group-buying deals, which refers to a group of customers coming together to purchase products at discounted prices. We offer group-buying deals on social media platforms, including aforementioned platforms like Douyin and Meituan, and we would require a minimum number of purchasers for the discounted price to apply. We believe that our O2O Model has enabled us to reach a wider audience online, attract new customers, engage with customers across multiple channels, and increase sales while our customers can enjoy significant discounts and a seamless shopping experience.

Through holding events for customers to experience products under the “Park Ha” brand, stores promote and sell our skincare products. Our online order system is open to our franchisees to place orders.

We believe that through our physical stores, we have built a closer relationship with our customers to enhance their experience with Park Ha products. Generally, each of our physical stores has a prominent product trial area at the front of the store to showcase all of our products. We also train and employ several aestheticians to answer customers’ questions related to skin problems and provide skincare advice accordingly. The stores have set up a storage area for centralized storage of products and fulfillment of short-term orders from customers.

Quality Control

We have a comprehensive quality assurance program designed to ensure product quality and safety throughout the procurement and production cycle. Park Ha Jiangsu outsources our product manufacture process to third-party ingredients suppliers and manufacturers, who shall follow our guidelines and product formula in production. We have strict control over the ingredients choices and the quality of finished goods. Each batch of products will only be produced after we have examined the sample product from the third-party manufacturers and approved its quality. During the quality control process, we perform a series of functionality, stability, and compatibility tests on the designed packaging materials and product components under various strict conditions.

In addition, we implement a rigorous on-site audit program to ensure that third-party raw material suppliers comply with the product safety compliance standards in China. We take great care to ensure that third-party suppliers of raw materials share our commitment to quality and ethics. Given the experience of our third-party manufacturers in supplying high-end and luxury beauty brands around the world, they generally establish high-quality production standards to ensure that the product quality meets the stringent standards we set.

We ensure consistency in our manufacturing quality through regular on-site inspections and audits of third-party manufacturers and ingredients suppliers. We have a policy of terminating our cooperation with partners that do not meet our quality standards.

Our Delivery, Return and Exchange Policies

Our delivery policy is as follows: on the 15th and 30th of each month, deliveries of our products are made by Park Ha Jiangsu to various stores within the Wuxi urban area. Deliveries to stores outside the Wuxi urban area are sent through Deppon Logistics Express and SF Express.

Our return and exchange policy dictates that within three months from the delivery of the initial inventory listed for each store, products within their shelf life can be exchanged for other products of up to 10% of the total value. For products purchased at the stores within one month before the expiration of the warranty period, free returns and exchanges are accepted.

Our Competition

We compete with both established multinational and domestic brands, as well as smaller niche brands in both the PRC market and the global beauty market. Some of our largest competitors are Fanwenhua, DR PLANT, and Beauty Farm, each of whom has over 100 franchisees nationwide. They have a longer operating history and relatively higher market share than us, and have established brand recognition and a strong reputation in the market. Therefore, we may have trouble gaining visibility and credibility among consumers. Besides, larger and more established companies tend to benefit from economies of scale, which allows them to produce goods at lower costs per unit. This could result in pricing advantages, making it difficult for us to compete on price while maintaining profitability. We believe that we compete primarily based on perceived value, including pricing and innovation, product efficacy, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives, direct sales, and other activities. It is difficult for us to predict the timing, scale, and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace.

Insurance

We carry director and officer insurance for our Chief Executive Officer, Chief Financial Officer and directors. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in the markets in which we operate. We do not maintain any insurance to cover our assets, operations and any loss arising from business interruptions.

Intellectual Property

Protecting our intellectual property is a priority of our business. We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. We have signed confidentiality agreements or clauses with our executives, certain customers, and suppliers, and rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs. As of the date of this annual report, Park Ha Jiangsu and Xinzhan have a total of 20 registered trademarks, 8 registered patents, 5 registered copyrights, and 1 domain name. All of them are in China.

As we engage third-party manufacturers to manufacture our products on our behalf, we rely on the formulas provided by these third-party manufacturers commissioned by us. Under our current commissioned processing agreements with our third-party manufacturers, we do not own the formulas for our products. Given our reliance on our third-party manufacturers to provide us with the formulas for our products and that we do not own the formulas, if we fail to enforce such agreements and if our competitors engage the same manufacturers and introduce the same or similar products at a significantly lower price in the same markets that we operate in, our results of operations may be adversely affected.

Trademarks

The following table sets forth a brief description of Park Ha Jiangsu and Xinzhan’s trademarks as of the date of this prospectus, all of which are registered in China:

Trademark Number	File Date	Trademark Name	Status	Expiration Date	Jurisdiction	Owner
40583272	2020/5/21		Granted	2030.5.20	China	Park Ha Jiangsu
19552102	2017/5/21		Granted	2027.5.20	China	Xinzhan
52389822	2021/12/21		Granted	2031.12.20	China	Xinzhan
52369491	2021/9/21		Granted	2031.9.20	China	Xinzhan
52374721	2021/9/21		Granted	2031.9.20	China	Xinzhan
52331512	2021/11/28		Granted	2031.11.27	China	Xinzhan
51586756	2021/8/14		Granted	2031.8.13	China	Xinzhan
51578063	2021/7/21		Granted	2031.7.20	China	Xinzhan
49183046	2021/8/21		Granted	2031.8.20	China	Xinzhan
44201869	2020/10/21		Granted	2030.10.20	China	Xinzhan
31045437	2019/5/21		Granted	2029.5.20	China	Xinzhan
31035182	2019/2/28		Granted	2029.2.28	China	Xinzhan
26363194	2018/9/28		Granted	2028.9.27	China	Xinzhan
25600575	2018/7/28		Granted	2028.7.27	China	Xinzhan
24916764	2018/6/21		Granted	2028.6.20	China	Xinzhan
24923602	2018/6/21		Granted	2028.6.20	China	Xinzhan
24919892	2018/6/21		Granted	2028.6.20	China	Xinzhan
19552028	2017/5/28		Granted	2027.5.27	China	Xinzhan
19552238	2017/5/28		Granted	2027.5.27	China	Xinzhan
19552309	2017/5/21		Granted	2027.5.20	China	Xinzhan

Patents

The following table sets forth a brief description of Park Ha Jiangsu’s utility model patents as of the date of this prospectus, all of which are registered in China:

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202220091842.2	2022.1.13	2022.8.26	2032.1.12	A kettle type device for fine chemical reaction	Effective
ZL20220087676.9	2022.1.13	2022.8.26	2032.1.12	A filter device for biofiltration	Effective
ZL20220088104.2	2022.1.13	2022.8.26	2032.1.12	A high-efficiency chemical material mixing equipment for deep-processing reaction	Effective
ZL202123449958.3	2021.12.31	2022.9.20	2031.12.30	A biological response kettle	Effective
ZL202220087588.9	2022.1.13	2022.08.26	2032.1.12	A Natural Effective Ingredients Extraction Equipment	Effective
ZL202223446372.6	2022.12.22	2023.3.21	2032.12.21	A biomass continuous dry distillation equipment	Effective
ZL202222184931.4	2022.8.19	2023.10.20	2032.8.18	A biological denitrification equipment	Effective
ZL202322585783.1	2023.9.22	2024.4.30	2033.9.21	A biomass pressing device	Effective

Copyrights

The following table sets forth a brief description of Park Ha Jiangsu’s software copyrights as of the date of this prospectus, all of which are registered in China:

Copyright Number	Issue Date	Expiration Date	Category	Copyright Name	Owner
RZDZ NO. 8929556	2021.12.29	2071.12.29	Software	A plant harmful component detection system basing on big data analysis V1.0	Park Ha Jiangsu
RZDZ NO. 8929558	2021.12.29	2071.12.29	Software	A microbial culture environment data analysis system	Park Ha Jiangsu
RZDZ NO. 8929557	2021.12.29	2071.12.29	Software	An online trading system for biosynthetic prepared products based on block chain technology	Park Ha Jiangsu
RZDZ NO. 8934000	2021.12.29	2071.12.29	Software	A bioactive substance synthesis system based on artificial intelligence technology	Park Ha Jiangsu
RZDZ NO. 8934001	2021.12.29	2071.12.29	Software	An herbal essence extraction control system based on AI technology	Park Ha Jiangsu

Domain

Through Xinzhan, we currently have the right to use one domain name that is registered and issued in the PRC, as follows:

Number	Domain Name	Owner
1	parkha.cn	Xinzhan

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulatory Authorities

The National Medical Products Administration, or the NMPA, under the SAMR, is the government authority that monitors and supervises the administration of cosmetics, medical devices, and foods. The NMPA’s predecessor, the China Food and Drug Administration was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council.

Regulations Relating to Cosmetic Products

Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products, “Hygiene Regulations”), which was promulgated by the former MOH on November 13, 1989 and most recently amended on March 2, 2019, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. The Supervision Regulations was promulgated by the State Council on June 16, 2020, and became effective on January 1, 2021, which replaced the Hygiene Regulations. Compared with the Hygiene Regulations, the Supervision Regulations and its implementation rules (including Measures for the Administration of the Registration and Record Filing of Cosmetics, which was promulgated by the SAMR on January 7, 2021 and became effective on May 1, 2021) clarify or amend certain provisions including without limitation the follows:

(i)	Responsibilities of the different parties in the operation of cosmetics. The Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or record-filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or record-filing the record for cosmetics shall be subject to the supervision of the NMPA.

(ii)	Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics, instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to products for hair coloring, hair perming, freckle removal and skin whitening, sunscreen, and hair loss prevention as well as those purporting to have new functions and effects, such as antioxidant, blue light protection, anti-pollution, pH balance, antiperspirant, and sweat control. Ordinary cosmetics refer to cosmetics other than special cosmetics. The NMPA implements registration management for special cosmetics and record-filing management for ordinary cosmetics. Special cosmetics may not be produced and imported unless they have been registered with the NMPA. Domestic ordinary cosmetics shall be filed with the provincial drug regulatory authority where the record-filing applicant is located before going on sales.

(iii)	Production of cosmetics. In case of entrusting a third party to manufacture, a registrant or record-filing applicant of cosmetics shall entrust an entity that has obtained corresponding cosmetics manufacturing license and supervise the manufacture.

Violations of the Supervision Regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Supervision Regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

Pursuant to the Provisions for Supervision and Administration of Manufacturing and Marketing of Cosmetics, which was promulgated by the SAMR on August 2, 2021, and became effective on January 1, 2022, and other applicable laws, to engage in manufacturing of cosmetics, the Cosmetics Manufacturing License shall be obtained in accordance with the law. If the registrant or the record-filing entity of cosmetics entrusts manufacturing of cosmetics, it shall entrust one that has obtained the manufacturing license for the relevant cosmetics. The contract manufacturer shall have the corresponding manufacturing conditions.

According to the Good Manufacturing Practice for Cosmetics, which was issued on January 6, 2022 and became effective on July 1, 2022, applicants and appointed manufacturers shall establish a production quality management system in accordance with the requirements to ensure the continuous and stable production of cosmetics that meet the relevant quality and safety requirements.

The Provisions on the Supervision and Administration of Enterprises’ Implementation of Primary Responsibilities for Cosmetics Quality and Safety, “Supervision Provisions”) was promulgated by the NMPA on December 29, 2022 and became effective from March 1, 2023. The Supervision Provisions emphasize that, a registrant or record-filing applicant, commissioned manufacturing enterprises of cosmetics shall be responsible for the quality, safety and effectiveness claims of cosmetics and shall manage the quality, safety of cosmetics registered or filed by them in the whole process from the research, development, production, and operation of cosmetics. Furthermore, the legal representative of the registrant, record-filing applicant and commissioned manufacturing enterprises of cosmetics shall be fully responsible for the quality and safety work of cosmetics.

According to the Measures for the Administration of Cosmetic Labels, which was issued on May 31, 2021 and became effective on May 1, 2022, the smallest sales unit of cosmetics shall be labeled. The labels shall comply with the requirements of the relevant laws, administrative regulations, departmental rules, compulsory national standards and technical specifications. The contents of the labels shall be lawful, authentic, complete, accurate and consistent with the relevant contents registered or filed.

Regulations Relating to Online Trading and E-Commerce

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

Regulations on Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017, and was amended by the SAMR on October 23, 2020, took effect on the same day, further clarifying the scope of consumers’ rights to make returns without reason, with exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOFCOM, and its regional counterparts. Such activities are currently regulated by the Administrative Regulations on Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Regulations on Commercial Franchising were subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, which was amended and promulgated by the MOFCOM on December 12, 2011, became effective on February 1, 2012 and was most recently amended on December 29, 2023, and the newly amended Administrative Measures on Information Disclosure of Commercial Franchises, which was promulgated by the MOFCOM on February 23, 2012 and became effective on April 1, 2012.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two self-operated storefronts that have been in operation for at least one year within China. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOFCOM or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the MOFCOM or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000. Such non-compliance may also be bulletined. In the first quarter of every year, franchisors are required to report to the MOFCOM or its local counterparts any franchise contracts they executed, canceled, renewed or amended in the previous year.

The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees. The franchisee is entitled to terminate the franchise contract in his sole discretion within a set period of time upon signing of the franchise contract.

Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

●	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;

●	basic information relating to the registered trademark, logo, patent, know-how and business model;

●	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);

●	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;

●	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;

●	detailed measures for guiding and supervising the operation of the franchisor;

●	investment budget for all franchised hotels of the franchisee;

●	the current numbers, territory and operation evaluation of the franchisees within China;

●	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;

●	information on any lawsuit in which the franchisor has been involved in the previous five years;

●	basic information regarding whether the franchisor and its legal representative have any record of material violation; and

●	other information required to be disclosed by the MOFCOM.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such non - compliance may be bulletined.

According to the Manual of Guidance on Administration for Foreign Investment Access (Edition 2008) promulgated by the MOFCOM in December 2008, if an existing FIE wishes to operate a franchise in China, it must apply to the MOFCOM or its local counterparts and must include “engaging in commercial activities by way of franchise” in its business scope.

Regulations on Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Administrative Measures for Online Advertising were adopted by the SAMR on February 25, 2023 and became effective on May 01, 2023. According to the Administrative Measures for Online Advertising, Advertisers shall be responsible for the truthfulness of the content of their online ads. An online ad shall be identifiable so that it can be clearly identified by consumers as an advertisement. The publication or delivery of an ad through the Internet must not affect users’ normal use of the network. It is prohibited to deceive or mislead users into clicking or browsing an ad through the following means: (1) any false system or software update, error or cleanup prompts or other notifications; (2) any false Play, Start, Pause, Stop, Return, or other symbols; (3) any false promises of a reward; or (4) any other means of deceiving or misleading users into clicking or browsing an ad. It is prohibited to deliver any online ad to any means of transport, navigation equipment, smart home appliance, etc., of a user without the user’s consent or the user’s request, or when the user has expressly refused consent, and it is prohibited to add any ad or ad link to an email or online instant message sent by users. Product sellers or service providers who markets any product or service through livestreaming on the Internet, which constitutes a commercial advertisement, shall legally bear the responsibilities and obligations of advertisers. Livestream room operators engaged to provide advertising design, production, agency, or publishing services shall legally bear the responsibilities and obligations of advertising agents or advertising publishers. Livestream marketers engaged to provide advertising design, production, agency, or publishing services shall legally bear the responsibilities and obligations of advertising agents or advertising publishers. Livestream marketers who recommend or endorse any product or service using their own name or image, which constitutes an advertising endorsement, shall legally bear the responsibilities and obligations of advertising spokespersons.

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and January 2020, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban- rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest may be subordinated to an interested third party acting in good faith.

On May 28, 2020, the Civil Code of the People’s Republic of China (the “Civil Code”) was promulgated by the National People’s Congress, and the Civil Code came into effect on January 1, 2021 and replaced the Property Law, the Contract Law of the PRC and several other basic civil laws in the PRC. According to the Civil Code, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. Where a lessor knows or should have known of the sublease made by a lessee but fails to raise any objection within six months, the lessor is deemed to have consented to the sublease. Pursuant to the Civil Code, where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations on Intellectual Property Rights

The PRC Copyright Law, which took effect on June 1, 1991 and last amended on November 11,2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and last amended on November 1, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark license agreements must be filed with the Trademark Office.

According to the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology of PRC on August 24, 2017 and took effect on November 1, 2017. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Pursuant to the PRC Patent Law which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020, and its implementation rules, once a patent for an invention or utility model has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items including goods, services, gains and transaction items, but not for capital account items, such as capital transfers, direct investments, investment in securities, derivatives and loans, unless the prior approval of the SAFE, is obtained and prior registration with the SAFE is made.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated on March 30, 2015 and last amended on March 23, 2023, allows FIEs to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of FIEs upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for FIEs is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects continues to prohibit FIEs from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross- border Trade and Investment, which was replaced by the Circular on Further Deepening the Reform to Promote the Facilitation Cross-border Trade and Investment as of December 4, 2023 (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment FIEs shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) and the authenticity and compliance of their domestic invested projects.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016 and on March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or stock option plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

Regulations on Foreign Investment

The National People’s Congress enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or FIEs shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Any foreign investor or FIE found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign- invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of FIEs.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75, which became effective as of November 1, 2005. Under SAFE Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore special-purpose companies directly or indirectly controlled by such PRC residents to carry out equity financing overseas and through special-purpose companies to carry out direct investment activities in China, they are required to register with local SAFE branches with respect to their overseas investments in offshore companies and roundtrip investment. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.

Moreover, SAFE Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company are required to register periodically with the SAFE in connection with their investments in us.

The SAFE issued a series of guidelines to its local branches with respect to the operational process for SAFE registration, including the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which came into effect as of December 17, 2012 and last amended on December 30, 2019. The guidelines standardized more specific and stringent supervision on the registration required by SAFE Circular 75. For example, the guidelines impose obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case any shareholder or beneficial owner of the offshore entity is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

On July 4, 2014, the SAFE issued SAFE Circular 37, which became effective and suspended SAFE Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated previously. Pursuant to SAFE Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle.” Under SAFE Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non- listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options. The SAFE simultaneously issued guidance to its local branches with respect to the implementation of SAFE Circular 37. Under SAFE Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

On January 5, 2023, the NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which came into effect on February 10, 2023 and replaced the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises. According to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, enterprises shall, prior to the borrowing of foreign debts, obtain the certificate of examination and registration of foreign debts borrowed by enterprises and complete the formalities of examination and registration. Enterprises that have not completed examination and registration formalities are not allowed to borrow foreign debts.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the Company Law of the PRC. Under the Company Law of the PRC, companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.

Regulations on Taxation

According to the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and last amended by the SCNPC on December 29, 2018, and the Implementation Regulations on the EIT Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and last amended by the State Council on December 6, 2024 and came into effect on the same date, a uniform income tax rate of 25% will be applied to domestic enterprises, FIEs. These enterprises are classified as either resident enterprises or nonresident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A nonresident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Administration of Taxation or the SAT on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

The Provisional Regulations on Value-added Tax, which was promulgated on December 13, 1993, came into effect on January 1, 1994, and last amended on November 19, 2017, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated on December 25, 1993 and came into effective on the same date, and was amended on December 15, 2008 and October 28, 2011, came into effect on November 1, 2011 set out that all taxpayers selling goods or providing processing, repairing or replacement services, sales of services, intangible assets and immovable assets and importing goods in China shall pay a value- added tax.

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value- added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value- added Tax Rates issued on April 4, 2018 and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value added tax, taxable sales activities, or imported goods are adjusted to 16% and 10%, respectively. According to the Announcement on Policies for Deepening the Value-added Tax Reform issued by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

Regulations on Employment and Social Insurance

The PRC Labor Contract Law promulgated by the SCNPC in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2009, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment and the Provisional Insurance Measures for Maternal Employees. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulations on Share Incentive Plans

Pursuant to the Notices of Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Regulation on Information Protection on Networks

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

In August 2021, the SCNPC officially promulgated the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC, together with 12 other regulatory authorities jointly promulgated the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The amended Cybersecurity Review Measures provide that the purchase of network products and services by a CIIO and the data processing activities of a “internet platform operator” that affect or may affect national security shall be subject to the cybersecurity review.

Where the purchase of network products and services by a CIIO affects or may affect national security, the CIIO shall notify the Cybersecurity Review Office, which is under the CAC, and a cybersecurity review shall be conducted pursuant to the amended Cybersecurity Review Measures. Furthermore, if a “internet platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review with the Cybersecurity Review Office. According to the amended Cybersecurity Review Measures, the term “network products and services” mainly refers to core network equipment, high performance computers and servers, large-capacity storage devices, large-capacity databases and application software, network security equipment, cloud computing services, and other network products and services that have a significant impact on critical information infrastructure security, cybersecurity and data security. Under the Cybersecurity Law of the PRC, where CIIOs use network products or services that have neither been reviewed for security, nor passed the cybersecurity review, they shall be ordered by the relevant competent departments to stop using such products or services, and a fine of no less than one, but no more than ten times the purchase amount shall be imposed. As for the persons in charge directly or otherwise are directly responsible, a fine of no less than RMB 10,000 but no more than RMB100,000 shall be imposed. As of the date of this annual report, we have not received any notice from the CAC which identifies us as a CIIO under the amended Cybersecurity Review Measures.

Organizational structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Name	Background	Ownership
Park Ha HK	Incorporated on October 25, 2022 as a limited liability company in Hong Kong	100% owned by Park Ha Cayman
WFOE	Incorporated on May 5, 2023 as a limited liability company in the PRC	100% owned by Park Ha HK
Park Ha Jiangsu	Incorporated on August 13, 2019 as a limited liability company in the PRC	100% owned by WFOE
Xinzhan	Incorporated on March 31, 2016 as a limited liability company in the PRC	100% owned by WFOE
Park Ha Shanghai	Incorporated on April 17, 2017 as a limited liability company in the PRC	100% owned by Xinzhan
Wuxi Muchen Biotechnology Co., Ltd	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Pa Ha Jiangsu
Wuxi Mufeng Biotechnology Co., Ltd.	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Pa Ha Jiangsu

D. Property, plants and equipment

Our principal executive offices are located in Wuxi, Jiangsu Province, China. Information on our leased properties as of the date of this annual report is summarized below:

Location	Size (Square Meters)	Term	Primary Use
901, Building C, Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province, China	400.00	May 13, 2024 – May 12, 2025	Office
Room A801, 530 Building, No. 18 Qingyuan Road, Xinwu District, Wuxi	290.00	September 1, 2024 – December 31, 2025	Office
Room 1602A-4238, No.11, Lane 803, Shuangcheng Road, Baoshan District, Shanghai	20.00	April 26, 2019 – April 19, 2025	Office
Building 4, No. 380 Jincheng East Road, Xinwu District, Wuxi, Jiangsu Province	254.00	November 10, 2022 - November 9, 2025	Warehouse
Building 3, No. 380 Jincheng East Road, Xinwu District, Wuxi	180.00	September 18, 2024 - September 17, 2025	Warehouse
Unit 3404, Building 52, Haiyue Garden, No. 196 Guanshan Road, Binhu District, Wuxi	109.93	March 13, 2023 - March 12, 2026	Employee Dormitory
Shop No. 3050B, Xinwu Wanda Plaza, Wuxi, Jiangsu Province, China	66.30	September 30, 2023 – September 29, 2025	Operation
No. 3 Qianwei Road, Xinwu District, Wuxi	53.64	November 1, 2021 – September 30, 2027	Operation
Shop 3013-3-3, 3rd Floor, Wuxi Baile Plaza, No. 331 Sheng’an West Road, Wuxi	44.00	August 1, 2024 – July 31, 2029	Operation

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended October 31, 2024, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

A. Operating Results

Key Factors Affecting Our Results of Operations

Our Operating Subsidiaries currently derive a majority of their revenues from the sale of products and receipt of franchise fees. Park Ha intends to continually enhance its services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. Maintaining and enhancing the recognition, image and acceptance of our brand are important to Park Ha’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our business is in the beauty industry, which is now experiencing rapid technological and model changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products and services becoming obsolete or suffering unpredictable intervals.

We monitor a number of financial and non-financial key business metrics to evaluate on a regular basis business, growth trends and company budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross profit margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our franchisees

We monitor the number of contracts with customers for our franchisees. The number of contracts will directly impact our results of operations, including revenues and gross profit margins for the foreseeable future. As of October 31, 2024, 2023 and 2022, we had 45, 38 and 49 franchisees in China, of which 43, 36 and 45 franchisees operate under the store name “Park Ha”. As of October 31, 2024, 2023 and 2022, we had 2, 2 and 4 franchisees operate under a different brand name. Xinzhan has entered into supplemental agreements with these franchisees that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha”. The business relationships between us and our independent franchisees are built on our standards and policies that is of fundamental importance to the overall performance and protection of the “Park Ha” brand.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand building. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in China. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. This will play a pivotal role in driving the company’s growth in terms of sales revenue and franchise fee revenue.

RESULTS OF OPERATIONS

For the years ended October 31, 2024, 2023 and 2022

The following table presents a summary of the Company’s comprehensive operating performance for the fiscal years ended October 31, 2024, 2023 and 2022. The historical performance listed below does not necessarily indicate expected performance for any future period.

	For the years ended October 31,
	2024	2023	2022
Revenues, net	2,381,851	2,459,102	1,919,389
Cost of revenues	195,336	310,989	509,162
Gross profit	2,186,515	2,148,113	1,410,227
Selling and marketing expenses	361,327	299,615	438,603
General and administrative expenses	814,857	484,955	707,487
Research and development expenses	36,714	30,881	60,671
Allowance for expected credit losses	179,903	152,108	6,442
Operating income	793,714	1,180,554	197,024
Interest income	783	1,590	263
Interest expense			(194)
Other expense, net	(1,076)	(575)	(7,083)
Total other income (expenses)	(293)	1,015	(7,014)
Income before tax	793,421	1,181,569	190,010
Income tax expense (benefits)	314,860	329,527	(1,288)
Net income	478,561	852,042	191,298

Revenue

The sales revenue consists of the following:

	For the years ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	355,832	15%	302,505	12%	334,419	17%
Product sales – Franchisees	351,399	15%	346,240	14%	647,416	34%
Franchise fees	1,674,620	70%	1,810,357	74%	937,554	49%
Amount	2,381,851	100%	2,459,102	100%	1,919,389	100%

Direct costs consist of the following:

	For the years ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	21,390	11%	45,770	15%	54,282	11%
Product sales – Franchisees	67,593	35%	96,015	31%	318,733	62%
Franchise fees	106,353	54%	169,204	54%	136,147	27%
Amount	195,336	100%	310,989	100%	509,162	100%

The gross profit consists of the following:

	For the years ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	334,442	15%	256,735	12%	280,137	20%
Product sales – Franchisees	283,806	13%	250,225	12%	328,683	23%
Franchise fees	1,568,267	72%	1,641,153	76%	801,407	57%
Amount	2,186,515	100%	2,148,113	100%	1,410,227	100%

The gross profit margin consists of the following:

	For the years ended
	October 31, 2024	October 31, 2023	October 31, 2022
Products sales – Non-franchisees	94%	85%	84%
Product sales – Franchisees	81%	72%	51%
Franchise fees	94%	91%	85%
Amount	92%	87%	73%

For the fiscal year ended October 31, 2024, our total revenue was $2,381,851, while for the fiscal year ended October 31, 2023, our total revenue was $2,459,102, representing a decrease of $77,251, or 3%, which was primarily attributable to the decrease in franchise fees.

Our products sales revenue increased by $58,486, or 9%, from $648,745 for the year ended October 31, 2023 to $707,231 for the year ended October 31, 2024, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

For the fiscal year ended October 31, 2023, our total revenue was $2,459,102, while for the fiscal year ended October 31, 2022, our total revenue was $1,919,389, representing an increase of $539,713, or 28.12%, which was primarily attributable to the increase in franchise fees.

Our products sales revenue decreased by $333,090, or 33.93%, from $981,835 for the year ended October 31, 2022, to $648,745 for the year ended October 31, 2023, which was primarily attributable to a decrease in the number of newly joined franchisees in FY2023 as compared to FY2022.

Products sales — Non-franchisees

Product sales revenue from non-franchisees increased by $53,327, or 18%, from $302,505 for the fiscal year ended October 31, 2023 to $355,832 for the fiscal year ended October 31, 2024. Sales revenue from non-franchisees accounted for 15% and 12% of the total revenue, respectively, for the fiscal years ended October 31, 2024 and 2023. Product sales revenue from non-franchisees for the fiscal years ended October 31, 2024 and 2023 remained a relatively stable growth trend.

Product sales revenue from non-franchisees decreased by $31,914, or 10%, from $334,419 for the fiscal year ended October 31, 2022 to $302,505 for the fiscal year ended October 31, 2023. Sales revenue from non-franchisees accounted for 12% and 17% of the total revenue, respectively, for the fiscal years ended October 31, 2023 and 2022. The main reason for the above decrease is mainly due to the decreased sales of the non-franchisees stores resulting from the recurrence of the COVID-19 pandemic during December 2022 to early 2023.

The cost of products sales to non-franchise for the fiscal year ended October 31, 2024 was $21,390, which represents a decreased of $24,380 or 53% compared to $45,770 for the fiscal year ended October 31, 2023. For the fiscal years ended October 31, 2024 and 2023, cost of products sales to non-franchisees accounted for 11% and 15% of the total cost of revenue, respectively. The above decrease in cost of revenue was mainly due to: (i) the sales of some old products have decreased; (ii) some old products have been optimized in the company’s product composition structure, removing unnecessary packaging. These factors resulted in a decrease in cost of revenue compared to the previous period.

The cost of products sales to non-franchise for the fiscal year ended October 31, 2023 was $45,770, which represents a decrease of $8,512 or 16% compared to $54,282 for the fiscal year ended October 31, 2022. For the fiscal years ended October 31, 2023 and 2022, cost of products sales to non-franchisees accounted for 15% and 11% of the total cost of revenue, respectively. The above decrease in cost of revenue is the result of a decrease in product sales.

For the fiscal years ended October 31, 2024 and 2023, gross profit of products sales to non-franchisees accounted for 15% and 12% of the total gross profit, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2024 were $334,442 and 94%, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2023 were $256,735 and 85%, respectively. The increase of gross profit margin of products sales to non-franchisees for the fiscal years ended October 31, 2024 is the result of the decrease of cost of products sales to non-franchise as the company optimized the composition of the products and saved related costs.

For the fiscal years ended October 31, 2023 and 2022, gross profit of products sales to non-franchisees accounted for 12% and 20% of the total gross profit, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2023 were $256,735 and 85%, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2022 were $280,137 and 84%, respectively. The gross profit margin of products sales to non-franchisees for the fiscal years ended October 31, 2023 and 2022 remained relatively stable.

Product sales — Franchisees

Product sales revenue from franchisees increased by $5,159, or 1%, from $346,240 for the fiscal year ended October 31, 2023 to $351,399 for the fiscal year ended October 31, 2024. Sales revenue from franchisees accounted for 15% and 14% of the total revenue, respectively, for the fiscal years ended October 31, 2024 and 2023. Product sales revenue from franchisees for the fiscal years ended October 31, 2024 and 2023 remained relatively stable.

Product sales revenue from franchisees decreased by $301,176, or 47%, from $647,416 for the fiscal year ended October 31, 2022 to $346,240 for the fiscal year ended October 31, 2023. Sales revenue from franchisees accounted for 14% and 34% of the total revenue, respectively, for the fiscal years ended October 31, 2023 and 2022. The main reason for the above-mentioned decrease is the decrease in the product sales volume due to the decrease in the number of new franchisees in FY2023 as compared to FY2022. This is because the newly-joined franchisees would need to stock up on inventory when they were in the incubation period, primarily to cope with market demand uncertainty and provide a buffer during the incubation period to reduce initial operational pressure. For the year ended October 31, 2022, we had 46 newly contracted franchisees that contributed $639,535 in sales revenue, compared with $293,068 for the year ended October 31, 2023 for these same franchisees, and there were only 6 newly contracted franchisees which contributed $49,044 in sales revenue for the year ended October 31, 2023.

The cost of products sales to franchisees for the fiscal year ended October 31, 2024 was $67,593, representing a decrease of $28,422, or 30%, compared to $96,015 for the fiscal year ended October 31, 2023. For the fiscal years ended October 31, 2024 and 2023, the cost of products sales to franchisees accounted for 35% and 31% of the total cost of revenue, respectively. The above decrease in cost of revenue was mainly due to: (i) the sales of some old products have decreased; (ii) some old products have been optimized in the company’s product composition structure, removing unnecessary packaging. These factors resulted in a decrease in cost of revenue compared to the previous period.

The cost of products sales to franchisees for the fiscal year ended October 31, 2023 was $96,015, representing a decrease of $222,718, or 70%, compared to $318,733 for the fiscal year ended October 31, 2022. For the fiscal years ended October 31, 2023 and 2022, the cost of products sales to franchisees accounted for 31% and 62% of the total cost of revenue, respectively. The above decrease is the result of a decrease in product sales revenue from franchisees.

For the fiscal years ended October 31, 2024 and 2023, gross profit of products sales to franchisees accounted for 13% and 12% of the total gross profit, respectively. For the fiscal year ended October 31, 2024, gross profit and gross profit margin were $283,806 and 81%, respectively, while for the fiscal year ended October 31, 2023, gross profit and gross profit margin were $250,225 and 72%, respectively. The gross profit margin of products sales to franchisees increased by 9% in FY2024 compared to FY2023, the main reason is that the company optimized the composition of the products and saved related costs, which increased the gross profit margin of the new products by 84% compared with the gross profit margin of the old products by 72% in the previous period, thus improving the overall gross profit margin.

For the fiscal years ended October 31, 2023 and 2022, gross profit of products sales to franchisees accounted for 12% and 23% of the total gross profit, respectively. For the fiscal year ended October 31, 2023, gross profit and gross profit margin were $250,225 and 72%, respectively, while for the fiscal year ended October 31, 2022, gross profit and gross profit margin were $328,683 and 51%, respectively. The gross profit margin of products sales to franchisees increased by 21% in FY2023 compared to FY2022, which was primarily attributable to (i) the fact that we provided more giveaways to 46 newly-joined franchisees in FY2022 of $128,851 as compared to those provided to the 6 newly-joined franchisees in FY2023 of $10,623; and (ii) the launch of 46 new products in 2023 with higher gross profit margin, which contributed $66,040 in sale revenue and $56,577 to our gross profit in FY2023.

Franchise fees

For the fiscal year ended October 31, 2024, the total revenue from franchise fees was $1,674,620, with a cost of franchise fees of $106,353, compared to $1,810,357 and $169,204 for the fiscal year ended October 31, 2023. Gross profit of franchise fees decreased by $72,886 for the same years. For the fiscal years ended October 31, 2024 and 2023, the total revenue from franchise fees accounted for 70% and 74% of the total revenue, respectively. For the fiscal year ended October 31, 2024 and 2023, the cost of franchise fees accounted for 54% and 54% of the total cost of revenue, respectively. For the fiscal years ended October 31, 2024 and 2023, the gross profit of franchise fees accounted for 72% and 76% of the total gross profit. The main reason is that:

Roll-forward of franchisees

The following table provides a roll-forward of our franchise contracts during the years ended October 31, 2024 and 2023:

	Number of Franchise Contracts at the Beginning of Period	Number of Newly Joined Franchisees	Number of Terminated Franchisees	Number of Franchise Contracts at the End of Period
For the fiscal year ended October 31, 2023	49	6	17	38
For the fiscal year ended October 31, 2024	38	8	1	45

As of October 31, 2024, we had 45 franchisees (“2024 Franchisees”). As of October 31, 2024, we had 45 franchisees as a result of (i) 37 franchisees renewed their contracts and 1 expired. (“Renewed Franchisees”); (ii) 8 newly contracted franchisees.

The revenue for the fiscal year ended October 31, 2024 comprised the revenue from (i) Renewed Franchisees of US$1,271,420, and (ii) newly contracted franchisees of US$403,200.

As of October 31, 2022, we had 49 franchisees (“2022 Franchisees”). As of October 31, 2023, we had 38 franchisees as a result of (i) renewal of the contracts with 32 franchisees (“Renewed Franchisees”) upon their expiry; (ii) termination of the contracts with 17 franchisees upon their expiry; and (iv) 6 newly contracted franchisees.

The revenue for the fiscal year ended October 31, 2023 comprised the revenue from (i) 2022 Franchisees of US$1,200,789.82, (ii) Renewed Franchisees of US$419,134.72, and (iii) newly contracted franchisees of US$190,296.45.

Our franchise fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year. For details, see “Note 2 — Summary of Significant Accounting Policies — Revenue Recognition.” The revenue for the fiscal year ended October 31, 2024 decreased by appropriately 7% as compared to the fiscal year ended October 31, 2023.The primary reason is that two Class A franchisees changed to Class C franchisees on May 2, 2023, and June 10, 2023, respectively, resulting in a decrease in revenue of $226,749 in fiscal year 2024 compared to fiscal year 2023. In fiscal year 2023, three Class A franchisees changed to Class C franchisees on April 29, 2023, May 21, 2023 and May 23, 2023, respectively, resulting in a decrease in revenue of $85,607 in fiscal year 2024 compared to the same period. Revenue recognized by terminated franchisees in FY2023 was $160,660; Revenue from newly signed franchisees increased by $403,200 in FY2024.

Cost of franchise fees mainly includes the training service cost provided for franchisees. Due to the need for the Company to have a comprehensive understanding of the franchisees and relevant course planning in the early stages of training, investing more resources, leading to the cost of franchising is relatively high. The investment for the future years will be smaller, so the training costs related to franchise fees for this period will be reduced. This leads to a reduction in franchise costs. The gross profit was mainly due to the combined effect of the above-mentioned changes in revenue and cost of franchise fees.

Selling and marketing expenses

For the fiscal year ended October 31, 2024, our selling and marketing expenses were $361,327, while for the fiscal year ended October 31, 2023, our selling and marketing expenses were $299,615, representing a increase of $61,712, or 21%. The main reason for the increase is (i)the increase of $73,886 in payroll and welfare expenses based on the increased directly-operated store and increased sales staff and increased annual bonuses; (ii)the decrease in store rental expenses and renovation costs of $18,240 from $49,432in FY2023 to $ 31,192 in FY2024 because lower lease fees due to lower rents for re-contracted contracts; and (iii) the increase in promotion expenses of $6,269 from $4,560 for FY2023 to $10,829 for FY2024 as a result of continuously optimization of marketing approaches.

For the fiscal year ended October 31, 2023, our selling and marketing expenses were $299,615, while for the fiscal year ended October 31, 2022, our selling and marketing expenses were $438,603, representing a decrease of $138,988, or 31.69%. The main reason for the decrease is (i) the decrease in store expenses and decoration costs of $78,770 from $128,202 in FY2022 to $49,432 in FY2023 because no new directly-operated stores were established for the fiscal year ended October 31, 2023, as compared to the 2 directly-operated stores established for the fiscal year ended October 31, 2022 to avoid the management risks brought by rapid expansion; (ii) the decrease of $39,529 in incentives for our sales personnel based on the decreased sales revenue; and (iii) the decrease in promotion expenses of $17,772 from $22,332 for FY2022 to $4,560 for FY2023 as a result of our continuously optimization of marketing approaches. Specifically, we have adopted a new approach integrating online and offline sales channels, replacing the exclusively offline sales channel that we previously used.

General and administrative expenses

For the fiscal year ended October 31, 2024, our general and administrative expenses were $814,857, while for the fiscal year ended October 31, 2023, our general and administrative expenses were $484,955, representing a increase of $329,902 or 68%. The increase was primarily attributable to the following reasons: (i)  the increase in professional expenses of $278,698 from $133,052 for FY2023 to $411,750 for FY2024 as the Payment of the completed audit service and miscellaneous IPO services in 2024; and (ii) the increase in annual meeting training expenses of $ 48,709 from nil for FY2023 to $ 48,709 for FY2024.

For the fiscal year ended October 31, 2023, our general and administrative expenses were $484,955, while for the fiscal year ended October 31, 2022, our general and administrative expenses were $707,487, representing a decrease of $222,532 or 31.45%. The decrease was primarily attributable to the following reasons: (i) the decrease in personnel salaries of $133,933 from $299,918 for FY2022 to $165,985 for FY2023, which was primarily affected by the severe employment pressure in the job market in 2023; and (ii) the decrease in office expenses of $53,645 from $64,663 for FY2022 to $11,018 for FY2023 as the Company purchased a lot of office supplies for the pandemic protection and prevention in FY2022, and reduced sharply since the pandemic ends in FY2023 in PRC.

Research and development expenses

For the fiscal year ended October 31, 2024, our R&D expenses were $36,714, while for the fiscal year ended October 31, 2023, our R&D expenses were $30,881, representing an increase of $5,833 or 19%. R&D expenses for the fiscal years ended October 31, 2024 and 2023 remained relatively stable.

For the fiscal year ended October 31, 2023, our R&D expenses were $30,881, while for the fiscal year ended October 31, 2022, our R&D expenses were $60,671, representing a decrease of $29,790. The decrease was primarily attributable to the following reasons: (i) the decrease in the salaries of R&D personnel of $15,887 from $46,508 for FY2022 to $30,621 for FY2023 as a result of the decreased headcount which went from 6 in FY2022 to 4 in FY2023, and (ii) the decrease in related patent application fees of $11,704 from $11,964 for the 6 patent applications we submitted during FY2022 to $260 for the 2 patent applications we submitted during FY2023.

Allowance for expected credit losses

Allowance for expected credit losses derives from allowances on accounts receivable and loan receivable from franchisees, based on past collection experience, current economic conditions, future economic conditions and changes in the Company’s customer collection trends. Allowance for expected credit losses of accounts receivables and franchisee loan and other receivables were $179,903 as of October 31, 2024, representing an increase of $27,795 or 18% from $152,108 as of October 31, 2023.

Allowance for accounts receivables increased by $ 141,347 from $90,504 as of October 31, 2023 to $231,851as of October 31, 2024, primarily due to (i) the increased balance of accounts receivables from $452,239 as of October 31, 2023 to $562,743 as of October 31, 2024 in connection with our business expansion; and (ii) the change in the aging structure of accounts receivables, specifically, the accounts receivables that are aging over one year of $68,778 as of October 31, 2023, as compared to the accounts receivables that are aging over one year of $185,942 as of October 31, 2024.

Allowance for franchisee loan decreased by $ 7,082 from $62,602 as of October 31, 2023 to $55,520 as of October 31, 2024, primarily due to the proportion of bad debt losses measured by the migration rate fell from a year earlier.

Allowance for other receivables increased by $51,013 from $nil as of October 31, 2023 to $51,013 as of October 31, 2024, primarily due to the delayed payment of $49,331 due from two franchisees due to their financial difficulties, of which are not collected as of the date of this annual report. No allowance for loan receivable from franchisees was made as of October 31, 2023 since the management considered that the aging of loans receivables from franchisees were within three months, which was relatively short and there were no default indicators.

Allowance for expected credit losses of accounts receivables and franchisee loan were $152,108 as of October 31, 2023, representing an increase of $145,666 or 2261.19% from $6,442 as of October 31, 2022.

Allowance for accounts receivables increased by $84,671 from $5,833 as of October 31, 2022 to $90,504 as of October 31, 2023, primarily due to (i) the increased balance of accounts receivables from $125,045 as of October 31, 2022 to $452,237 as of October 31, 2023 in connection with our business expansion; and (ii) the change in the aging structure of accounts receivables, specifically, all of our accounts receivables were less than one year as of October 31, 2022, as compared to the accounts receivables that are aging over one year of $67,082 as of October 31, 2023.

Allowance for loans receivables from franchisees increased by $62,602 from $nil as of October 31, 2022 to $62,602 as of October 31, 2023, primarily due to the delayed payment of $61,744 due from two franchisees due to their financial difficulties, of which only $16,465 has been collected as of the date of the prospectus released. No allowance for loan receivable from franchisees was made as of October 31, 2022 since the management considered that the aging of loans receivables from franchisees were within three months, which was relatively short and there were no default indicators.

Interest income (expense)

Interest income and bank income mainly come from the bank transfer fees and deposit interest offset. Interest income  for the fiscal years ended October 31, 2024 and 2023 was approximately $783 and $1,590, respectively.

Interest income and bank income mainly come from the bank transfer fees and deposit interest offset. Interest income (expenses) for the years for the fiscal years ended October 31, 2023 and 2022 was approximately $1,590 and $69, respectively.

Income tax expense (benefit)

The income tax expense for the fiscal years ended October 31, 2024 and 2023 were approximately $314,860 and $329,527, respectively. Under the PRC Enterprise Income Tax Law, companies are generally subject to the enterprise income tax at the rate of 25%. In 2024, Park Ha Jiangsu obtained the high-tech enterprise certificate, and subject to the preferential rate of 15%.

The income tax expense for the fiscal year ended October 31, 2024 was adjusted by (i)the increase in the income tax expense by $112,241, of which $14,259 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $93,472 because Park Ha Cayman is not subject to tax, of which $4,510 because Park Ha Jiangsu enjoyed a preferential rate of 15% in 2024 and 20% in 2023; (ii)the decrease in the income tax expense of $5,507due to the effect of super deduction of R&D expenses of $36,714;and (iii)the increase in the income tax expense by 7,260, of which $(3,827) as a result of offsetting previous years’ tax losses of $25,512 of Park Ha Jiangsu, of which $11,087 because Park Ha Shanghai recorded net loss for the fiscal year ended October 31, 2024;and (iv) the increase in the income tax expense of $2,510 due to the effect of non-deductible expenses of $15,962

The income tax expense for the fiscal year ended October 31, 2023 was adjusted by (i) the decrease in the income tax expense of $13,767 as a result of offsetting previous years’ tax losses of $50,630; (ii) the decrease in the income tax expense of $4,632 due to the effect of super deduction of R&D expenses of $23,160; (iii) the increase in the income tax expense of $48,158 due to the effect of non-deductible expenses of $193,168; and (iv) the increase in the income tax expense of $4,375 because Park Ha Jiangsu enjoyed a preferential rate of 20% and Park Ha Shanghai recorded net loss for the fiscal year ended October 31, 2023.

The income tax benefit for the fiscal year ended October 31, 2022 was adjusted by (i) the decrease in the income tax expense of $41,151 as a result of offsetting previous years’ tax losses of $191,006; (ii) decrease in the income tax expense of $8,555 due to the effect of super deduction of R&D expenses of $42,777; and (iii) the decrease by $8,517 due to the preferential rate of 20% available to our Operating Subsidiaries; partially offset by the increase in the income tax expense of $9,432 due to the effect of non-deductible expenses of $47,164.

Net income

As a result of the foregoing, for the fiscal year ended October 31, 2024, our net income was $478,561, compared to $852,042 for the fiscal year ended October 31, 2023, representing an decrease of $373,481 or 44%.

As a result of the foregoing, for the fiscal year ended October 31, 2023, our net income was $852,042, compared to $191,298 for the fiscal year ended October 31, 2022, representing an increase of $660,744 or 345.40%.

Working capital and capital resources

As of October 31, 2024, we had $547,498 in cash as compared to $1,033,634 as of October 31, 2023. The Company’s working capital and other capital needs mainly come from shareholders’ equity contributions and operating cash flows. Cash is needed to pay for inventory, wages, sales expenses, rent, income tax, and other operating expenses. All of the cash is located in China.

Although the Company’s management believes that the cash generated from operations will be sufficient to meet the Company’s normal working capital needs, its ability to service its current debts will depend on its future realization of its current assets for at least the next 12 months. The management has considered historical experience, economic conditions, trends in the beauty industry, the collectability of accounts receivable as of October 31, 2024, and the realization of inventory. Based on these considerations, the management believes that the Company has sufficient funds to meet its working capital needs and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that the management’s plan will be succeed. There are many factors that may occur and cause the Company’s plan to fall short, such as economic conditions, competitive pricing in the industry and the continuous support of our suppliers. If future operating cash flows and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or postpone its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow data for the fiscal years ended October 31, 2024, 2023 and 2022:

	For the years ended October 31,
	2024	2023	2022
Net cash provided by operating activities	$960,470	$126,537	$1,442,306
Net cash provided by (used in) investing activities	(508,143)	1,023,419	(1,547,610)
Net cash (used in) provided by financing activities	(957,389)	(676,925)	669,652
Net increase of cash	(505,062)	473,031	564,348
Effect of foreign currency translation	18,926	(14,108)	(62,323)
Cash and cash equivalents– beginning of period	1,033,634	574,711	72,686
Cash and cash equivalents– end of period	$547,498	$1,033,634	$574,711

Net cash provided by operating activities

For the fiscal year ended October 31, 2024, the net cash provided by operating activities was $960,470, as compared to the net cash provided by operating activities of $126,537 for the fiscal year ended October 31, 2023. The increase in net cash provided by operating activities was mainly due to the (i) increase in contractual liabilities of $1,057,807, (ii) decrease in accounts payable of $245,557, (iii) increase in accounts receivable of $239,005, (iv) increase in other receivables and other current assets of $228,893, and (v)decrease in other non-current assets of $168,396 for the year ended October 31, 2024.

For the fiscal year ended October 31, 2023, the net cash provided by operating activities was $126,537, as compared to the net cash provided by operating activities of $1,442,306 for the fiscal year ended October 31, 2022. The decrease in net cash provided by operating activities was mainly due to the (i) decrease in contractual liabilities, of $2,161,567, (ii) increase in other non-current assets of $365,507, (iii) taxes payable of $355,231, and (iv) increase in accounts receivable of increase in accounts receivable $249,962 for the year ended October 31, 2023.

Net cash provided by (used in) investing activities

For the fiscal year ended October 31, 2024, the net cash used in investment activities was $508,143, as compared to the net cash provided by investment activities of $1,023,419 for the fiscal year ended October 31, 2023. The decrease in net cash provided by investment activities is mainly due to the payment of franchisee loans granted to franchisees.

For the fiscal year ended October 31, 2023, the net cash provided by investment activities was $1,023,419, as compared to the net cash used by investment activities of $1,547,610 for the fiscal year ended October 31, 2022. The increase in net cash provided by investment activities is mainly due to the repayment of franchisee loans granted to franchisees.

Net cash (used in) provided by financing activities

For the fiscal year ended October 31, 2024, the net cash used in financing activities was $957,389, as compared to the net cash provided by financing activities of $676,925 for the fiscal year ended October 31, 2023. The net cash provided by financing activities for the fiscal year ended October 31, 2024 was mainly due to the payments to deferred IPO Cost.

For the fiscal year ended October 31, 2023, the net cash used in financing activities was $676,925, as compared to the net cash provided by financing activities of $669,652 for the fiscal year ended October 31, 2022. The net cash provided by financing activities for the fiscal year ended October 31, 2023 was mainly due to the repayments to related parties.

Non-cash lease expenses

For the fiscal year ended October 31, 2024, our Company has operating leases for five operating leases for its three self-operated stores, one staff dormitory and one warehouse.

The right to use assets and liabilities of operating leases are recognized on the lease commencement date based on the present value of lease payments during the lease term. The discount rate used to calculate present value is the incremental borrowing rate, or (if any) the interest rate implied in the lease. The company mainly determines the incremental loan interest rate for each lease based on its lease term in China, with approximately 3.75% and 3.73% for the fiscal years ended October 31, 2024 and 2023, respectively.

For the fiscal years ended October 31, 2024 and 2023, the operating lease charges were $30,425 and $45,896, respectively.

The components of the lease fee and the supplementary cash flow related to the lease are as follows:

	For the year ended October 31, 2024	For the year ended October 31, 2023
Lease Cost
Operating lease cost	$30,425	$45,896

Other information
Cash paid for amounts included in the measurement of lease liabilities	$30,435	$44,654

As of October 31, 2024 and 2023, the weighted average lease term and discount rate are as follows:

	October 31, 2024	October 31, 2023
Weighted average remaining lease term – operating leases (in years)	4.64	1.54
Average discount rate – operating lease	3.75%	3.73%

The supplementary balance sheet information related to leasing is as follows:

	For the year ended October 31, 2024	For the year ended October 31, 2023
Operating leases
Right-of-use assets	$70,739	$31,864

Operating lease liabilities, current	$17,573	$21,970
Operating lease liabilities, non-current	$52,745	$9,492
Total operating lease liabilities	$70,318	$31,462

The undiscounted minimum future lease payment schedule is as follows:

For the years ending October 31,
2025	19,870
2026	15,043
2027	14,667
2028	14,949
2029	11,847
Total undiscounted lease payments	76,376
Less imputed interest	(6,058)
Total lease liabilities	70,318

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The customers accounting for 10% or more of the Company’s revenue include the following:

	For the Years ended
	October 31, 2024	October 31, 2023
Percentage of Company revenue
Customer G	10%	10%
Customer F	10%	10%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts receivable
Customer A	17%	16%
Customer B	7%	9%
Customer C	1%	11%
Customer D	3%	4%
Customer E	8%	3%
Customer F	15%	18%
Customer G	14%	17%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the Years ended October 31,
	2024	2023
Percentage of the Company’s purchases
Supplier A	15%	9
Supplier B	11%	7
Supplier C	10%	0
Supplier F	11%	58%

The suppliers that accounted for 10% or more of the Company’s accounts payable comprised of the following:

	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts payable
Supplier F	36%	63%
Supplier G	55%	7%

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of October 31, 2024 and October 31, 2023, the Company’s advances from customer deposit and unearned franchise fee amounted to $325,924 and $250,549 respectively.

Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that may reasonably be likely to have a significant impact on our net income, income from continuing operations, profitability, working capital or capital resources, or that would cause reported may not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Except as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to ensure the payment obligations of any third party. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity or that are not reflected in its consolidated financial statements. In addition, we do not have any retained or contingent interests in the assets transferred to unconsolidated entities that services as credit, liquidity, or market risk support to such entities. We do not have any variable interests in any unconsolidated entity that provides us with financing, liquidity, market risk or credit support, or that engages in leasing, hedging or research and development services.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Credit Losses

On January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our account receivables, loans receivable from franchisees, due from related parties and other receivables which is included in other receivables and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of account receivables and loans receivable from franchisees, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, loans receivable from franchisees, due from related parties and other receivables are recognized and carried at original amount less an allowance for credit losses, as necessary. As of October 31, 2024 and 2023, allowance for credit losses for accounts receivable amounted to $231,851 and $90,504,  respectively, allowance for credit losses for loan to franchisees amounted to $55,520, and $62,602,  respectively, and allowance for credit losses for other receivables amounted to $51,013 and $nil, respectively.

Quantitative and qualitative disclosure of market risk

The deterioration of the overall economic conditions in the United States and globally, including the impact of long-term deflation on our customers and suppliers, may harm our business and operational results.

Our business and operating results may be adversely affected by changes in national or global economic conditions. These situations include but are not limited to inflation and/or deflation, changes in interest rates, availability of capital markets, availability and cost of energy (including fuel surcharges), negative impacts caused by military conflicts between Russia and Ukraine, and the impact of government measures to manage economic conditions. The impact of such situations may be transmitted to our business in the form of a decrease in customer base and/or our customer expenses, as industry wide expenses may decrease and/or our suppliers may face economic pressure to shift costs.

Risks related to conducting business in China

The recent intervention of the state government in the commercial activities of Chinese companies listed in the United States may have a negative impact on our operations.

Recently, the Chinese government announced that it will strengthen regulation of Chinese companies listed overseas. According to the new measures, China will strengthen the supervision of cross-border data flow and security, crack down on illegal activities in the securities market, punish fraudulent securities issuance, market manipulation, and insider trading. China will also inspect the sources of funds for securities investment and control leverage. The Cyberspace Administration also conducted cybersecurity investigations on several technology giants listed in the United States, with a focus on antitrust, fintech regulation, and recently, with the passage of the Data Security Law, how companies collect, store, process, and transfer data. Our operations and commercial interests are in Chinese Mainland. If the intervention of the Chinese government is expanded and through agency, our commercial interests will be affected, and our operations may be negatively affected, although there is currently no obvious direct impact.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report. The business address for our directors and executive officers is that of our principal executive offices at 901, Building C, Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000.

Name	Age	Position
Xiaoqiu Zhang	45	Chief Executive Officer, Chairperson of the Board of Directors
Li Wang	42	Director
Xiaoyan Zhu	47	Chief Financial Officer
Xinyu Li	40	Product Manager, Chief Technology Officer
Yanan Shan	40	Independent Director
Qixiong Sheng	45	Independent Director
Xiaozhong Yu	45	Independent Director
Da Yang	37	Independent Director

Ms. Xiaoqiu Zhang has served as the CEO of Xinzhan since March 2016. Ms. Zhang has over 10 years of business success, with a diverse knowledge of operations management and corporate governance. She became a Director of Park Ha Cayman on October 11, 2022. She is also serving as the independent director and chair of nominating and corporate governance committee of Mingteng International Corporation Inc. (Nasdaq: MTEN). She started her career working as a manager from September 2000 to May 2015 in Wuxi Jiazi Healthy Consulting Co., Ltd. From June 2015 to February 2016, Ms. Zhang served as the director of TopLinker Co., Ltd. (National Equities Exchange and Quotations: 837914). Ms. Zhang became CEO of Park Ha Cayman on July 5, 2023. Ms. Zhang completed post-secondary education at Nanjing Political College in 2005 and graduated from Northeast University of Finance and Economics with a Bachelor’s Degree in Business Administration in October 2020. In addition, Ms. Zhang completed the senior general manager program at China Europe International Business School in November 2020.

Ms. Li Wang has served as our Director of Xinzhan since May 2018 and a Director of Park Ha Cayman since July 5, 2023. Ms. Wang worked as a commissioner from November 2005 to December 2008 in Wuxi Wuzhou International Home and Live Mall Co., Ltd. From March 2009 to February 2010, Ms. Wang served as a property consultant in WorldUnion Properties Consultancy Co., Ltd. From May 2010 to July 2012, Ms. Wang worked in Southern Jiangsu Province SUNAC Real Estate Development Co., Ltd as a sale assistant. Ms. Wang worked as a sales administrator in Jinke Real Estate Development Co., Ltd in July 2012 to April 2018. Ms. Wang has been pursuing a technical college degree in Law in Wuxi Taihu College since July 2021.

Ms. Xiaoyan Zhu has served as the CFO of Xinzhan since May 2016 and our CFO since July 2024. Ms. Zhu served as Accounting Supervisor of Wuxi Yongxin Material Company since 1998 to 2000. Ms. Zhu also served as the Chief Finance Officer of Wuxi Lantu Decoration Limited. since 2002 to 2006. Prior to joining us, Ms. Zhu was the Chief Technology Officer and an executive director in the Wuxi Qingcheng Beauty Salon from 2005 to 2012. From 2013 to 2016, she was a freelancer. Ms. Zhu received a technical college degree in Economics and Administration Management from Nanjing Political Science Institute of Politics in 2007.

Ms. Xinyu Li has served as our Product Manager of Park Ha Shanghai since May 2021. Ms. Li also became Park Ha Cayman’s Chief Technology Officer in July 2024. Ms. Li served as a secretary in XI’AN LEAD Metrology Co., Ltd from June 2005 to August 2006. And Ms. Li worked in foreign trade in Shanghai Longxin Glassware Co., Ltd from August 2006 to October 2007. From November 2007 to June 2010, Ms. Li worked as business section chief in Shanghai La Fantcy Cosmetics Co., Ltd. From June 2010 to September 2019, Ms. Li worked as product manager in Shanghai Zhengmingming Cosmetics Co., Ltd. Ms. Li worked as product manager in Wuxi Ailing Biotechnology Co., Ltd from September 2019 to November 2020. Ms. Li completed undergraduate coursework as an English major at Xi’an International Studies University in June 2006.

Ms. Yanan Shan will be appointed as an independent director and will be the chairman of the audit committee and a member of the compensation committee and the nominating committee of our Company. Ms. Shan has over 18 years of experience in accounting. She has served as the Board Secretary and Chief Financial Officer at Wuxi Al-Top New Metal Material CO., Ltd (National Equities Exchange and Quotations, “the New Third Board”: 872285) since April 2013. Previously, she served as the Financial Supervisor at Suzhou Dongshan Precision Manufacturing Co., Ltd. from June 2010 to March 2013, and General Ledger Accountant at Wuxi Tongda Jinxing Steel Cutting Co., Ltd from September 2006 to April 2010. She is a Certified Management Accountant and holds an Accounting Professional Qualification (Intermediate) (China) and a Board Secretary Qualification Certificate from the Shenzhen Stock Exchange. She completed post-secondary education in Accounting at Suzhou University in 2014.

Mr. Qixiong Sheng is our independent director and the chairman of the compensation committee and a member of the audit committee and the nominating committee of our Company. Mr. Sheng is a seasoned professional with 22 years of experience in the automotive industry. Currently, he serves as the General Manager of the Porsche brand at Wuxi Yongda Dongfang Automobile Sales & Service Co., Ltd., a subsidiary of China Yongda Automobile Services Hldg (SEHK: 3669). He co-currently holds the role of Regional Director for the Porsche Group, Southern Region, overseeing six companies in the Southern Region. He is also the Head of New Energy Group (Jiangsu) managing multiple new energy vehicle brands in Jiangsu Province. Previously, Sheng held significant positions such as General Manager for the BMW brand at Wuxi Baochenggaohui Automobile Sales & Service Co., Ltd, in Ningbo, Zhejiang Province, from May 2011 to April 2014, and for the MINI brand at Wuxi Baocheng Automobile Sales & Service Co., Ltd in Wuxi from July 2007 to December 2011. Mr. Sheng is also an active community in the automotive industry in Wuxi, and currently serves as the Vice President of the Wuxi Automotive Industry Association. He completed post-secondary education in Marketing at Shanghai Business School in 2002.

Mr. Xiaozhong Yu is our independent director and the chairman of the nominating committee and a member of the compensation committee and the audit committee of our Company. As the Director of Beijing Tianchi Juntai (Wuxi) Law Firm, Mr. Yu has a wealth of experience in the legal industry. Mr. Yu serves as legal counsel to over 20 governmental and corporate entities, excelling in a wide variety of cases including criminal, civil, and administrative litigation and arbitration. He also provides legal advice to several private companies on compliance and risk management covering company establishment, employment matters, internal policy development, contract drafting, environmental law compliance, taxation, and workplace safety. Furthermore, he provides legal support and advice to local administrative agencies such as regulatory documents drafting, contract review, and administrative penalties. Mr. Yu was named the “Outstanding Lawyer in Wuxi 2016 – 2017” and the “Outstanding Young Lawyer in Wuxi 2017 – 2018”. He also holds leadership roles in the Wuxi Lawyers’ Association. Mr. Yu obtained a Bachelor’s Degree in Law from Jiangnan University in 2002.

Mr. Da Yang is our independent director. Mr. Yang has had many years of experience in sales and marketing. Mr. Yang served as the market director in Beijing City New Space Technology Co., Ltd. since January 2021. From June 2017 to June 2020, Mr. Yang was a senior marketing manager in Gome Insurance Brokers Limited. From October 2015 to August 2016, Mr. Yang was an assistant to the general manager in Dade Liangju Trading (Beijing) Co., Ltd. Mr. Yang obtained his college degree in music performance (music) from Capital Normal University in 2008.

Family Relationships

There are no family relationships among any of our directors or executive officers as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended October 31, 2024, we paid an aggregate of RMB234,940 (US$32,696) to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations and rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to engage in business that is similar or identical to the Company’s business, or to provide assistance for any individual or organization who is involved in similar or identical business with the Company.

C. Board Practices

Board of Directors and Committees

Our Board of Directors consists of six directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the Board of Directors. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Yanan Shan, Mr. Qixiong Sheng, and Mr. Xiaozhong Yu and Ms. Yanan Shan is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Yanan Shan, Mr. Qixiong Sheng, and Mr. Xiaozhong Yu and Mr. Qixiong Sheng is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Ms. Yanan Shan, Mr. Qixiong Sheng, and Mr. Xiaozhong Yu and Mr. Xiaozhong Yu is the chair of our nominating committee. We have determined that Ms. Yanan Shan, Mr. Qixiong Sheng, and Mr. Xiaozhong Yu satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our Company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our Company may have the right to seek damages if a duty owed by our directors is breached.

Our Board of Directors has all the powers necessary for managing, and, for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such transfer in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our Board of Directors may, by the majority resolution of the directors, appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that the director has, by reason of such absence, vacated office; or (v) is removed from office by resolution of all of the other directors (being no less than two in number).

Our officers are appointed by and serve at the discretion of the Board of Directors, and may be removed by our Board of Directors.

D. Employees

As of October 31, 2024, we had 31 full-time employees in China. The following table sets forth a breakdown of our full-time employees by function as of October 31, 2024.

Functions	As of October 31, 2024
Senior Management	2
Warehouse Management	1
Finance	1
Research and Development	3
Production & Procurement	2
Sales and Marketing	17
Human Resources & Administration	1
General Affairs	4
Total	31

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various mandatory employee social security plans that are organized by local governments, including social insurance, pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

E. Share Ownership

The following tables sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers who beneficially owns our Ordinary Shares;

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Amount of Beneficial Ownership	Percentage Ownership*
Directors and Executive Officers:
Xiaoqiu Zhang (1)	19,050,000	72.2%
Li Wang (2)	-	-
Xiaoyan Zhu (2)	-	-
Xinyu Li	-	-
Yanan Shan	-	-
Qixiong Sheng	-	-
Xiaozhong Yu	-	-
Da Yang	-	-
All executive officers and directors as a group (7 persons)	19,050,000	72.2%

5% or Greater Shareholders:
Xiaoqiu Holding Ltd (1)	19,050,000	72.2%
Changxin International Limited Partnership (2)	2,500,000	9.5%

*	Applicable percentage of ownership is based on 26,374,403 Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Ordinary Shares are entitled to one (1) vote per share.

(1)	Xiaoqiu Holding Ltd, a company formed under the laws of the British Virgin Islands, of which Xiaoqiu Zhang is the sole shareholder and director, holds 19,050,000 Ordinary Shares. In addition, Xiaoqiu Zhang is deemed the beneficial owner of the 19,050,000 Ordinary Shares held by Xiaoqiu Holding Ltd.

(2)	Changxin International Limited Partnership, a company formed under the laws of the British Virgin Islands, of which Li Wang, Xiaoyan Zhu and Guozhen Liu are limited partners. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Therefore, none of the individual members of the board of directors of Changxin International Limited partnership is a beneficial owner and each such member disclaims beneficial ownership of Changxin International Limited partnership.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” The Company’s major shareholders do not have different voting rights than the other shareholders.

B. Related Party Transactions

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of Xinzhan, parent of Xiaoqiu Zhang
Fujun Yu	Legal representative and executive director of Park Ha Jiangsu, supervisor of Xinzhan
Hengquan Zhang	Supervior of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $14,339, $nil and $nil as of October 31, 2024, 2023 and 2022, respectively. The company recovered the payment of $14,339 on February 19, 2025.

The Company made advances to Mr. Hengquan Zhang for working capital to be paid on behalf of the Company. The balance due from Mr. Hengquan Zhang was $nil, $10,964 and $12,931 as of October 31, 2024, 2023 and 2022, respectively.

The Company made advances to Mr. Fujun Yu for working capital to be paid on behalf of the Company. The balance due from Mr. Fujun Yu was $nil, $6,277 and $nil as of October 31, 2024, 2023 and 2022, respectively.

Due to related party

The Company received advances from Mr. Fujun Yu as working capital. The balance due to Mr. Fujun Yu was $nil, $nil and $86,580 as of October 31, 2024, 2023 and 2022, respectively.

The Company received advances from Ms. Guozhen Liu as working capital. The balance due to Ms. Guozhen Liu was $ nil, $6,565 and $348,086 as of October 31, 2024, 2023 and 2022, respectively.

The Company received advances from Ms. Xiaoqiu Zhang as working capital. The balance due to Ms. Xiaoqiu Zhang was $nil, $61,596 and $324,635 as of October 31, 2024, 2023 and 2022, respectively.

The amounts due from related party and due to related party above are non-interest bearing, without maturity and due on demand.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Dividend Policy

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

Our Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “PHH.” The Ordinary Shares began trading on December 27, 2024 on the Nasdaq Capital Market.

B. Plan of distribution

Not applicable.

C. Markets

See “— A. Offer and Listing Details” above.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Our authorized share capital is US$50,000 divided into 2,500,000,000 Ordinary Shares of a par value of US$0.00002 per share.

As of the date of this annual report, we have 26,374,403 Ordinary Shares issued and outstanding.

B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-281783) originally filed with the SEC on August 26, 2024, as amended.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares and Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Park Ha Cayman is not a PRC resident enterprise for PRC tax purposes. Park Ha Cayman is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Park Ha Cayman meets all of the conditions above. Park Ha Cayman is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Park Ha Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the Ordinary Shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Park Ha Cayman would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Park Ha Cayman is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Park Ha Cayman, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares and Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or Ordinary Shares. However, under Circular 7 and Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and Ordinary Shares by investors through a public stock exchange where such shares or Ordinary Shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Circular 7 and Circular 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7 and Circular 37, and we may be required to expend valuable resources to comply with Circular 7 and Circular 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

WE RECOMMEND POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PERSONAL TAX CONSEQUENCES OF THE TRANSACTION, WHICH MAY VARY.

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares in any future offering and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are recommended to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares for Ordinary Shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

After the restructure that was completed in July 2023, our PRC subsidiaries are now an indirect subsidiary of the Company. Based upon our current and projected income and assets and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any future offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Because the Ordinary Shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to Ordinary Shares that are not represented by Ordinary Shares will be treated as qualified dividends. Non-corporate U.S. Holders are recommended to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, regardless of whether such shares are represented by the Ordinary Shares, and regardless of whether the Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Ordinary Shares. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are recommended to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law and PRC tax were to be imposed on any gain from the disposition of the Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are recommended to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

See Exhibit 8.1 for our list of subsidiaries.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that potentially subject the Company to concentration of credit risk are cash, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of October 31, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of October 31, 2024. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the fiscal year ended October 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yanan Shan qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE BUSINESS OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers, and employees. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. The Code of Business Conduct and Ethics is publicly available on our website at http://ir.parkha.cn/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm, for the years indicated.

	For the Fiscal Years Ended October 31,
	2024	2023
	USD	USD
Audit Fees(1)	373,892	127,423
Audit-Related Fees(2)	-	-
Tax fees	-	-
Other Fees(3)	-	-
Total	373,892	127,423

(1)	Audit fees mean the aggregate fees billed for each of the fiscal years for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for the assurance and related services rendered by our auditor, which were not included under audit fees above.
(3)	Other fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.
(4)	Other fees mean the aggregate fees billed in each of the fiscal years for services rendered by our auditor other than the services listed above.

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by WWC, P.C., other than de minimis non-audit services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, the Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Our Board of Directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and restated Memorandum and Articles of Association, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on September 18, 2024)
2.2	Description of Securities
4.1	Employment Agreement between the Chief Executive Officer, Xiaoqiu Zhang, and the Company, dated July 8, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.2	Employment Agreement between the Chief Financial Officer, Xiaoyan Zhu, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.3	Employment Agreement between the Chief Technology Officer, Xinyu Li, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.4	Form of the Director Offer Letter by and between the Registrant and Independent Director (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
11.2	Insider Trading Policies (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Park Ha Biological Technology Co., Ltd.

Date: February 24, 2025	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Park Ha Biological Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Park Ha Biological Technology Co., Ltd and its subsidiaries (collectively the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows in each of the years in the three period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C. Certified Public Accountants PCAOB ID: 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

February 24, 2025

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Balance Sheets

As of October 31, 2024 and 2023

	October 31, 2024	October 31, 2023
ASSETS
Current assets
Cash and cash equivalents	547,498	1,033,634
Accounts receivables, net	330,892	361,735
Due from related parties	14,339	17,241
Inventories, net	71,486	95,870
Advances to suppliers	19,168	598
Loans receivable from franchisees, net	745,992	300,315
Other receivables and other current assets	1,114,871	366,753
Total current assets	2,844,246	2,176,146
Non-current Assets
Property and equipment, net	103,960	38,571
Intangible assets, net	7,621	8,404
Operating lease right of use asset, net	70,739	31,864
Other non-current assets	56,717	9,882
Total non-current assets	239,037	88,721
TOTAL ASSETS	3,083,283	2,264,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24,069	197,155
Due to related parties	—	68,161
Taxes payable	1,001,024	579,911
Operating lease liabilities – current	17,573	21,970
Contract liability	325,924	250,549
Accruals and other payables	155,863	125,156
Total current liabilities	1,524,453	1,242,902
Non-current liabilities
Operating lease liabilities – non-current	52,745	9,492
Total non-current assets	52,745	9,492
TOTAL LIABILITIES	1,577,198	1,252,394

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares (2,500,000,000 shares authorized, par value $0.00002, 25,000,000 shares issued and outstanding as of October 31, 2024 and 2023)	500	500
Subscription receivable	—	(500)
Additional paid in capital	1,161,211	1,161,211
Statutory reserve	131,962	30,422
Retained earning (Accumulated deficits)	271,788	(105,233)
Accumulated other comprehensive loss	(59,376)	(73,927)
Total Shareholders’ equity	1,506,085	1,012,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,083,283	2,264,867

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (See Note 1) and retroactively restated to reflect the Company’s 1-for-5 share split effective on June 29, 2024 (the “Share Split”).

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended October 31, 2024, 2023 and 2022

	Year Ended October 31, 2024	Year Ended October 31, 2023	Year Ended October 31, 2022
Revenues, net	2,381,851	2,459,102	1,919,389
Cost of revenues	195,336	310,989	509,162
Gross profit	2,186,515	2,148,113	1,410,227

Operating expenses
Selling and marketing expenses	361,327	299,615	438,603
General and administrative expenses	814,857	484,955	707,487
Research and development expenses	36,714	30,881	60,671
Allowance for expected credit losses	179,903	152,108	6,442
Total operating expenses	1,392,801	967,559	1,213,203
Operating income	793,714	1,180,554	197,024

Other income (expense):
Other expense	(1,076)	(575)	(7,083)
Interest income	783	1,590	263
Interest expense			(194)
Total other (expenses) income	(293)	1,015	(7,014)

Income before income tax	793,421	1,181,569	190,010

Income tax expenses (benefits)	314,860	329,527	(1,288)

Net income	478,561	852,042	191,298

Other comprehensive income (loss):
Foreign currency translation adjustments	14,551	(28,111)	3,014
Total comprehensive income	493,112	823,931	194,312

Earnings per share:
Ordinary shares – basic and diluted	0.02	0.03	0.01
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted*	25,000,000	25,000,000	25,000,000

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (See Note 1) and retroactively restated to reflect the Share Split.

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2024, 2023 and 2022

	Ordinary Shares*			Additional		Retained earning	Accumulated Other
	Number of Shares	Amount	Subscription Receivable	Paid-in Capital	Statutory Reserve	(Accumulated Deficits)	Comprehensive loss	Total Equity
Balance at October 31, 2021	25,000,000	500	(500)	588,796	—	(1,118,151)	(48,830)	(578,185)
Contribution in capital	—	—	—	534,150	—	—	—	534,150
Net income	—	—	—	—	—	191,298	—	191,298
Foreign currency translation adjustments	—	—	—	—	—	—	3,014	3,014
Balance at October 31, 2022	25,000,000	500	(500)	1,122,946	—	(926,853)	(45,816)	150,277
Contribution in capital	—	—	—	38,265	—	—	—	38,265
Net income	—	—	—	—	—	852,042	—	852,042
Appropriation to statutory reserve	—	—	—	—	30,422	(30,422)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(28,111)	(28,111)
Balance at October 31, 2023	25,000,000	500	(500)	1,161,211	30,422	(105,233)	(73,927)	1,012,473
Contribution in capital	—	—	500	—	—	—	—	500
Net income	—	—	—	—	—	478,561	—	478,561
Appropriation to statutory reserve	—	—	—	—	101,540	(101,540)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	14,551	14,551
Balance at October 31, 2024	25,000,000	500	—	1,161,211	131,962	271,788	(59,376)	1,506,085

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (See Note 1) and retroactively restated to reflect the Share Split.

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2024, 2023 and 2022

	Year Ended October 31, 2024	Year Ended October 31, 2023	Year Ended October 31, 2022
Cash flows from operating activities
Net income	478,561	852,042	191,298
Depreciation and amortization	22,686	20,063	30,491
Allowance for credit losses	179,903	152,108	6,442
Inventory write-off	15,955	1,231	8,698
Deferred tax benefits	(21,465)	(33,737)	(1,288)
Non-cash lease expenses	30,425	45,896	32,902
Changes in operating assets and liabilities:
Accounts receivable	(98,740)	(337,745)	(87,783)
Inventories	10,472	(2,823)	193,581
Advances to suppliers	76,909	8,959	(6,190)
Other receivables and other current assets	(36,862)	(265,755)	(56,064)
Other non-current assets	9,620	178,016	(187,491)
Accruals and other payables	27,450	35,281	39,370
Accounts payable	(176,130)	69,427	56,808
Taxes payable	403,396	437,310	82,079
Contract liability	68,725	(989,082)	1,172,485
Operating lease liabilities	(30,435)	(44,654)	(33,032)
Net cash provided by operating activities	960,470	126,537	1,442,306

Cash flows from investing activities
Purchase of equipment and intangible assets	(85,569)	(22,676)	(11,890)
Loans to franchisees	(1,236,518)	(311,083)	(1,521,440)
Loan repayment from franchisees	810,660	1,361,609	—
Advance to related parties	(28,256)	(20,028)	(77,059)
Repayment from related parties	31,540	15,597	62,779
Net cash (used in) provided by investing activities	(508,143)	1,023,419	(1,547,610)

Cash flows from financing activities
Proceeds from shareholder’s contribution of capital	500	38,265	534,149
Borrowing from related parties	4,175	60,893	393,060
Repayment to related parties	(73,310)	(776,083)	(257,557)
Deferred IPO Cost	(888,754)	—	—
Net cash provided by (used in) financing activities	(957,389)	(676,925)	669,652

Net (decrease) increase in cash	(505,062)	473,031	564,348

Effect of exchange rate changes on cash	18,926	(14,108)	(62,323)
Cash and cash equivalents– at the beginning of the year	1,033,634	574,711	72,686
Cash and cash equivalents– at the end of the year	$547,498	$1,033,634	$574,711

Supplementary cash flow information:
Interest paid	$—	$—	$194
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$65,884	$52,731	$26,023

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022. The Company is an investment holding company; its primary business operations are conducted through its subsidiaries as described below.

Park Ha Biological Technology (HK) Co., Ltd. (“Park Ha HK”) was incorporated in Hong Kong on October 25, 2022. It is a wholly owned subsidiary of Park Ha Cayman.

Park Ha Investment (Wuxi) Co., Ltd. (“Park Ha WFOE”) was incorporated on May 5, 2023 as a wholly foreign owned entity in the People’s Republic of China (“PRC”). Park Ha WFOE is a wholly owned subsidiary of Park Ha HK.

Wuxi Xinzhan Enterprise Management Consulting Co., Ltd. (“XinZhan”) was incorporated on March 31, 2016 in the PRC with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of XinZhan prior to the equity transfer described below. XinZhan takes the lead in promoting the franchisee market and looking for franchisees. XinZhan signs a franchise agreement with the franchisee. The franchise agreement grants the franchisee the license to open stores under the “PARK HA” brand in a specific area. Franchisees authorized to sell Park Ha Jiangsu’s “PARK HA” brand products or third-party products authorized by XinZhan must comply with the terms of the franchise agreement.

Shanghai Park Ha Industrial Development Co., Ltd. (“Park Ha Shanghai”) was incorporated on April 17, 2017 in the PRC as a wholly owned subsidiary of Wuxi XinZhan. Park Ha Shanghai’s primary business includes beauty services, sales of beauty products and devices, management of beauty salon franchisees.

Jiangsu Park Ha Biotechnology Co., Ltd. (“Park Ha Jiangsu”) was incorporated on August 13, 2019 in the PRC with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of Park Ha Jiangsu prior to the equity transfer described below. Park Ha Jiangsu has developed a full range of “PARK HA” brand skin care products through cooperation with biological laboratories. Our product range ranges from basic skin physical protection, exfoliation, and sebum film repair to surface microecological balance and anti-aging. These products are sold through directly operated retail stores and franchisees.

On May 17, 2023, Park Ha WFOE entered into equity transfer agreements with each shareholder of Wuxi XinZhan and Park Ha Jiangsu to purchase all the equity interest in such entities. The restructure was completed on July 7, 2023. As a result, Wuxi XinZhan and Park Ha Jiangsu became a wholly owned subsidiary of Park Ha WFOE.

Upon the completion of the above Reorganization, Park Ha Cayman became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Park Ha Biological Technology Co., Ltd. and its subsidiaries are collectively referred to as the “Company”.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Significant accounting estimates include certain assumptions related to, among others, inventory valuations, the estimation of useful lives of property and equipment and intangible assets, allowance for expected credit losses, and income taxes including the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Functional and Presentation Currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”). The RMB is not freely convertible into the US dollar and may be subject to PRC currency restrictions for payments, including the distributions of dividends or retained earnings to the Company by its subsidiaries.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, shareholder’s equity accounts are translated at historical rates, and income and expense items are translated at the periodic average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive loss in the shareholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB	Period End	Average
October 31, 2024	7.1178	7.1855
October 31, 2023	7.2882	7.0560
October 31, 2022	7.3003	6.6105

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in bank, as well as balances in Douyin and Meituan accounts, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. The Company has not experienced any losses in bank accounts. The balances in Douyin and Meituan represent transaction balances from customers purchasing products through these platforms. Merchants’ income can be withdrawn within 1-3 business days without any restrictions.

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to due from related parties, loans receivable from franchisees, other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Inventory

Inventories, which are primarily comprised of finished goods for sale, goods shipped to customer and raw materials, are stated at the lower of cost or net realizable value, using the weighted average method and is based on purchase cost. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Loans receivable is reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for loans receivables.

Property and Equipment

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Office furniture	5 years
Motor vehicle	4 years
Office equipment	2.5-5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Intangible assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent software at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment charge recognized for the years ended October 31, 2024 and 2023.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. According to the standard, financial statements are required to disclose material related-party transactions other than compensation arrangements, expense allowances, or other similar items that occur in the ordinary course of business. A related party is essentially any party that controls or can significantly influence the management or operating policies of the company to the extent that the company may be prevented from fully pursuing its own interests. Related parties include affiliates, investees accounted for by the equity method, trusts for the benefit of employees, principal owners, management, and immediate family members of owners or management. Transactions with related parties must be disclosed even if there is no accounting recognition made for such transactions (e.g., a service is performed without payment).

Lease

The Company recognizes right-of-use (“ROU”) assets and lease liabilities for its lease commitments with terms greater than one year. Contractual options to extend or terminate lease agreements are reflected in the lease term when they are reasonably certain to be exercised. The initial measurements of new ROU assets and lease liabilities are based on the present value of future lease payments over the lease term as of the commencement date. In determining future lease payments, the Company has elected not to separate lease and non-lease components. As the Company’s lease arrangements do not provide an implicit interest rate, we apply the Company’s incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. Relevant information used in determining the Company’s incremental borrowing rate includes the duration of the lease, transaction currency of the lease, and the Company’s credit risk relative to risk-free market rates. The Company’s ROU assets also include any initial direct costs incurred and exclude lease incentives. The Company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants. All leases of the Company are classified as operating leases, with lease expense being recognized on a straight-line basis.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to its customers. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company generate revenues from sales of beauty products and devices, management of beauty salon franchisees.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Sales of Beauty Products and Devices:

The contracts for sales of beauty products and devices are established either through direct transactions or through formal agreements, creating enforceable rights and obligations for both parties. For these sales, the Company recognizes a single performance obligation: the transfer of goods to the customer. There are no additional identifiable promises within these contracts. The transaction price is fixed and determined at inception, and payment is collected in full in advance. The Company does not offer any discounts or volume discount incentives to either franchisees or non-franchisee customers. The Company does not offer price protection but do allow for the return of goods in cases of quality issues, adhering to the standard warranty practices. The Company recorded reserve for sales returns was $nil for the fiscal years ended October 31, 2024 and 2023.

For sales at our owned store locations, revenue is recognized at the point of transfer of control, typically when the customer makes payment and accepts the goods in-store.

Regarding online sales via third-party platforms, control is transferred, and revenue is recognized at the point of delivery to the customer.

Sales and deliveries of beauty products and devices to the franchisees are treated as distinct performance obligations, separate from the franchise agreement. These transactions are not highly dependent on, nor are they integrated with, the franchise services, allowing the franchisee to benefit from the goods independently. Revenue from sales to franchisees is recognized upon the transfer of control of the goods, generally upon delivery. As franchisees take ownership and resell the products at their discretion, these transactions are not considered consignment sales.

Management of beauty salon franchisees:

The Company’s franchise revenues comprise non-refundable initial franchise fees received from franchisees. The initial franchise services, which constitute the Company’s obligation under these agreements, include: (i) granting exclusive operating rights in a specific area, (ii) allowing the use of the “PARK HA” brand, and (iii) providing initial setup services. These setup services encompass assistance with site selection, marketing strategy formulation, and training for franchisee management and beauticians.

Following the revenue recognition standard ASC 606, we consider the initial franchise services indistinct from the ongoing rights provided during the franchise agreement term. Consequently, these services are treated as a single performance obligation. Accordingly, initial franchise fees are deferred and recorded as a “Contract Liability.” These fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year.

The Company offers advertising and renovation subsidies to franchisees, calculated as a percentage of the franchise fee. Since these subsidies are not in exchange for distinct goods or services from franchisees, they are accounted for as a reduction in the transaction price of the franchise fee.

The Company also offers short-term loans to franchisees, with terms not exceeding six months. The loan amounts are based on the franchise fee and a fixed ratio. Given the short duration of these loans, as a practical expedient, the Company does not adjust the consideration for the effects of a significant financing component.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of October 31, 2024 and 2023, the Company’s advances from customer deposit and unearned franchise fee amounted to $325,924 and $250,549, respectively. And amount of $247,607 of contract liabilities as of October 31, 2023 was recognized by revenue in fiscal year 2024.

The Company reports revenues net of applicable sales taxes and related surcharges.

Cost of revenues

Costs of sales of beauty products and devices consist primarily of materials costs, shipping and handling expenses, inspection costs and related costs, which are directly attributable to products. Write-down of inventories is also recorded in cost of sales, if any.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs of revenue of beauty salon franchisees consist primarily of training costs, promotional material costs and related costs, which are directly attributable to franchise business.

Shipping and handling fees incurred to transport goods to customers are paid directly to the logistics company by customers.

Selling and marketing expense

Sales and marketing expenses consist primarily of rent, depreciation of leasehold improvements, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to $1,392 and $80 for the years ended October 31, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Research and development

The Company expenses research and development expenses when incurred as periodic costs. The Company recognized research and development expenses for the years ended October 31, 2024 and 2023 in the amounts of $36,714 and $30,881, respectively. Research and development expenses primarily comprise of employees’ wages and benefits, as well as expenditures related to patent fees.

Value Added Tax (VAT)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the balance sheet.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from net income or loss, investments by owners and distributions to owners. The Company’s only component of other comprehensive income is the foreign currency translation adjustment.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended October 31, 2024 and 2023, the Company does not have any outstanding ordinary shares equivalents; therefore, a separate computation of diluted earnings (loss) per share is not presented.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of October 31, 2024 and 2023.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have two business segments which comprised of products sales and franchise service. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net is comprised of the following:

	October 31, 2024	October 31, 2023
Accounts receivables – Non-franchisees	157,769	135,777
Allowance for expected credit losses	(157,769)	(24,398)
Accounts receivables, net – Non-franchisees	-	111,379

	October 31, 2024	October 31, 2023
Accounts receivables – Franchisees	404,974	316,462
Allowance for expected credit losses	(74,082)	(66,106)
Accounts receivables, net – Franchisees	330,892	250,356

The following is a summary of the activity in the allowance for expected credit losses:

	October 31, 2024	October 31, 2023
Balance at beginning of year – Non-franchisees	24,398	3
Provision	132,787	25,197
Effect of translation adjustment	584	(802)
Balance at end of year – Non-franchisees	157,769	24,398

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 3 — ACCOUNTS RECEIVABLES, NET (cont.)

	October 31, 2024	October 31, 2023
Balance at beginning of year – franchisees	66,106	5,830
Provision	6,393	62,250
Effect of translation adjustment	1,583	(1,974)
Balance at end of year – franchisees	74,082	66,106

NOTE 4 — INVENTORIES, NET

Inventory comprised of the following:

	October 31, 2024	October 31, 2023
Raw materials	22,606	36,740
Goods shipped to customer	1,914	—
Finished goods	46,966	59,130
Inventories, net	71,486	95,870

The Company write off inventory $15,955 and $1,231 for the years ended October 31, 2024 and 2023, respectively, due to expiration and obsoletion.

NOTE 5 — LOANS RECEIVABLE FROM FRANCHISEES, NET

Loans receivables from franchisees consist of non-interest-bearing advances provided by the Company to its franchisees to purchase inventory, equipment; or for use as working capital. The maturity date of the loan is 180 days from the date of disbursement of funds.

Loan receivables from franchisees, net comprised of the following:

	October 31, 2024	October 31, 2023
Loan receivables from franchisees	801,512	362,917
Allowance for expected credit losses	(55,520)	(62,602)
Loan receivables from franchisees, net	745,992	300,315

The following is a summary of the activity in the allowance for expected credit losses:

	October 31, 2024	October 31, 2023
Balance at beginning of year	62,602	—
Provision	—	64,661
Reversal	(8,580)	—
Effect of translation adjustment	1,498	(2,059)
Balance at end of year	55,520	62,602

The following is a summary of the movement of the loan:

	October 31, 2024	October 31, 2023
Balance at beginning of year	362,917	1,377,676
Loans lend to franchisees	1,236,518	311,083
Repayment from franchisees	(810,660)	(1,361,609)
Effect of translation adjustment	12,737	35,767
Balance at end of year	801,512	362,917

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 5 — LOANS RECEIVABLE FROM FRANCHISEES, NET (cont.)

The amount of loans that are past due as of October 31, 2024 and 2023 were $55,495 and $61,744, respectively. As of the reporting date, the amount of loans that are past due is $46,363.

Loans receivable from franchisees, net comprised of the following:

	October 31, 2024	October 31, 2023
Li Yi	—	8,919
Gao Wenjing	52,685	49,051
Cao Qinghua	—	8,919
Wang Shimei	—	49,051
Xu Yong	—	8,919
Nan Xifeng	—	8,919
Zeng Yongjian	46,361	45,279
Song Mingfang	—	48,022
Wang Zhiya	52,685	—
Yu Yang	52,685	48,022
Wang Limin	52,685	—
Li Jie	—	8,919
Sheng Xidong	—	8,919
Zhou Guixiang	—	17,837
Wang Jia	—	8,919
Wang Xuefeng	182,641	8,919
Wang Xiaohui	—	8,919
Qian Renze	—	16,465
Zheng Yanhai	9,132	—
Yang Jiawei	—	8,919
Chen Yu	9,132	—
Zhang Ying	9,132	—
Wang Hongli	9,132	—
Ge Xiaoqing	9,132	—
Zhu Hongjun	52,685	—
Liu Jie	52,685	—
Zhou Qianqian	52,685	—
Meng Hao	52,685	—
Liu Zonghui	52,685	—
Li Ruonan	52,685	—
	801,512	362,917
Less: Allowance for expected credit loss	(55,520)	(62,602)
Loan receivables from franchisees, net	745,992	300,315

NOTE 6 — OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31, 2024	October 31, 2023
Other receivables	18,441	31,487
Deferred IPO Cost	1,088,400	199,646
Deferred tax asset	—	33,830
Prepaid expenses	8,030	101,790
Other receivables and other current assets	1,114,871	366,753

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 7 — PROPERTY & EQUIPMENT, NET

Property and equipment, net comprised of the following:

	October 31, 2024	October 31, 2023
At Cost:
Office furniture	8,855	8,648
Motor vehicle	147,573	144,123
Office equipment	8,129	5,900
Leasehold improvements	106,775	21,953
	271,332	180,624
Less: Accumulated depreciation	(167,372)	(142,053)
Total, net	103,960	38,571

Depreciation expenses was $21,712 and $19,071 for the years ended October 31, 2024 and 2023, respectively.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets, net comprised of the following:

	October 31, 2024	October 31, 2023
At cost:
Trademark	253	247
Software	9,834	9,605
	10,087	9,852
Less: Accumulated depreciation	(2,466)	(1,448)
Total, net	7,621	8,404

Amortization expenses was $974 and $992 for the years ended October 31, 2024 and 2023, respectively.

	For the years ending October 31,
	2025	2026	2027	2028	2029	thereafter
Amortization expenses	983	983	983	983	983	2,706

NOTE 9 — OTHER NON-CURRENT ASSETS

Other non-current assets comprised of the following:

	October 31, 2024	October 31, 2023
Deferred Tax Asset	56,310	—
Lease deposits	407	7,138
Other deposits	—	2,744
Total, net	56,717	9,882

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 10 — TAXES PAYABLE

Taxes payable comprised of the following:

	October 31, 2024	October 31, 2023
Enterprise income tax payable	699,633	351,691
Value-added tax, net	271,404	201,410
City maintenance and construction tax	17,018	14,478
Additional education fees	7,438	7,373
Other taxes	5,531	4,959
Total	1,001,024	579,911

NOTE 11 — CONTRACT LIABILITIES

For service contracts where the performance obligation is not completed, contract liabilities were recorded for any payments received in advance of the performance obligation. The payments received in advance will not be refunded and will be amortized in future when met performance obligations.

Contract liabilities is comprised of the following:

	As of
	October 31, 2024	October 31, 2023
Unearned franchise fee	309,315	247,230
Customer deposit	16,609	3,319
Total, net	325,924	250,549

The unearned franchise fee of $309,315 is to be recognized to revenue in FY2025.

Unearned franchise fee comprised of the following:

	October 31, 2024	October 31, 2023
Li Yi	7,005	6,879
Gao Wenjing	31,563	30,825
Cao Qinghua	—	6,766
Wang Shimei	—	36,088
Xu Yong	—	7,594
Nan Xifeng	—	7,669
Song Mingfang	—	40,975
Wang Zhiya	23,287	—
Yu Yang	—	42,478
Wang Limin	12,510	—
Li Jie	6,390	6,240
Sheng Xidong	6,890	6,729
Zhou Guixiang	13,626	13,299
Wang Jia	—	7,218
Wang Xuefeng	40,801	7,330

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 11 — CONTRACT LIABILITIES (cont.)

	October 31, 2024	October 31, 2023
Wang Xiaohui	—	7,443
Ge Xiaoqing	6,967	—
Li Ruonan	2,309	2,255
Meng Hao	7,313	7,142
Yang Jiawei	—	10,300
Chen Yu	500	—
Wang Hongli	2,848	—
Zhang Ying	2,964	—
Liu Zonghui	16,359	—
Liu Jie	41,955	—
Zhu Hongjun	45,612	—
Zhou Qianqian	40,416	—
Total	309,315	247,230

NOTE 12 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of Xinzhan, parent of Xiaoqiu Zhang
Fujun Yu	Legal representative and executive director of Park Ha Jiangsu, supervisor of Xinzhan
Hengquan Zhang	Supervior of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $14,339 and $nil as of October 31, 2024 and 2023, respectively. The company recovered the payment of $14,339 on February 19, 2025.

The Company made advances to Mr. Hengquan Zhang for working capital to be paid on behalf of the Company. The balance due from Mr. Hengquan Zhang was $nil and $10,964 as of October 31, 2024 and 2023, respectively.

The Company made advances to Mr. Fujun Yu for working capital to be paid on behalf of the Company. The balance due from Mr. Fujun Yu was $nil and $6,277 as of October 31, 2024 and 2023, respectively.

Due to related party

The Company received advances from Ms. Guozhen Liu as working capital. The balance due to Ms. Guozhen Liu was $ nil and $6,565 as of October 31, 2024 and 2023, respectively.

The Company received advances from Ms. Xiaoqiu Zhang as working capital. The balance due to Ms. Xiaoqiu Zhang was $nil and $61,596 as of October 31, 2024 and 2023, respectively.

The amounts due from related party and due to related party above are non-interest bearing, without maturity and due on demand.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 13 — LEASES

For the fiscal year ended October 31, 2024, the Company have five operating leases for its three self-operated stores, one staff dormitory and one warehouse. Other than these leases, the Company does not have any other leases over the term of one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which are approximately 3.75% and 3.73% for the fiscal year ended October 31, 2024 and 2023, respectively.

Operating lease expenses were $30,425 and $45,896 for the fiscal years ended October 31, 2024 and 2023, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	Year Ended October 31, 2024	Year Ended October 31, 2023
Lease Cost
Operating lease cost	$30,425	$45,896

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$30,435	$44,654
Weighted average remaining lease term – operating leases (in years)	4.64	1.54
Average discount rate – operating lease	3.75%	3.73%

The supplemental balance sheet information related to leases is as follows:

	October 31, 2024	October 31, 2023
Operating leases
Right-of-use assets	$70,739	$31,864

Operating lease liabilities, current	$17,573	$21,970
Operating lease liabilities, non-current	$52,745	9,492
Total operating lease liabilities	$70,318	$31,462

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2025	19,870
2026	15,043
2027	14,667
2028	14,949
2029	11,847
Total undiscounted lease payments	76,376
Less imputed interest	(6,058)
Total lease liabilities	70,318

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 14 — SHAREHOLDERS’ EQUITY

The Company was incorporated in the Cayman Islands in October 2022 under the Cayman Islands Companies Act as an exempted company with limited liability. As of October 31, 2024, the Company is authorized to issue 2,500,000,000 ordinary shares.

As of October 31,2024, the Company has 25,000,000 shares issued and outstanding with a par value of $0.00002 per share. (Retroactively restated to reflect the Company’s 1-for-5 share split effective on June 29, 2024.) For the year ended October 31, 2022, the Company issued 25,000,000 shares to five institute shareholders in exchange for US$500 based on the par value, proceeds of the $500 has been collected in full on April 29, 2024.

NOTE 15 — RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of
	October 31, 2024	October 31, 2023
Additional paid in capital	1,161,211	1,161,211
Statutory reserve	131,962	30,422
Total	1,293,173	1,191,633

NOTE 16 — SEGMENTS INFORMATION

The Company believes that it operates in two business segments which comprised of products sales and franchise service; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Summarized financial information for the two reportable segments is as follows:

	Year Ended October 31, 2024
	Product Sales	Franchise fees	Consolidated
Revenues, net	707,231	1,674,620	2,381,851
Cost of revenues	88,983	106,353	195,336
Gross profit	618,248	1,568,267	2,186,515
Depreciation and amortization	18,636	4,050	22,686
Other (income) expense, net	742,202	628,206	1,370,408
Income tax expenses (benefits)	(23,992)	338,852	314,860
Net Income (loss)	(118,598)	597,159	478,561

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 16 — SEGMENTS INFORMATION (cont.)

	Year Ended October 31, 2023
	Product Sales	Franchise fees	Consolidated
Revenues, net	648,745	1,810,357	2,459,102
Cost of revenues	141,785	169,204	310,989
Gross profit	506,960	1,641,153	2,148,113
Depreciation and amortization	4,936	15,127	20,063
Other (income) expense, net	558,094	388,387	946,481
Income tax expense (benefit)	(17,163)	346,690	329,527
Net Income (loss)	(38,907)	890,949	852,042

	Year Ended October 31, 2022
	Product Sales	Franchise fees	Consolidated
Revenues, net	981,835	937,554	1,919,389
Cost of revenues	373,015	136,147	509,162
Gross profit	608,820	801,407	1,410,227
Depreciation and amortization	3,446	27,045	30,491
Other (income) expense, net	900,908	288,818	1,189,726
Income tax benefits	(1,288)	—	(1,288)
Net Income (loss)	(294,246)	485,544	191,298

Summarized financial information for revenues, costs and profits is as follows

Sales revenues comprised of the following:

	Year Ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	355,832	15%	302,505	12%	334,419	17%
Product Sales – Franchisees	351,399	15%	346,240	14%	647,416	34%
Franchise fees	1,674,620	70%	1,810,357	74%	937,554	49%
Total	2,381,851	100%	2,459,102	100%	1,919,389	100%

Direct costs comprised of the following:

	Year Ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	21,390	11%	45,770	15%	54,282	11%
Product Sales – Franchisees	67,593	35%	96,015	31%	318,733	62%
Franchise fees	106,353	54%	169,204	54%	136,147	27%
Total	195,336	100%	310,989	100%	509,162	100%

Gross profit comprised of the following:

	Year Ended
	October 31, 2024		October 31, 2023		October 31, 2022
Products sales – Non-franchisees	334,442	15%	256,735	12%	280,137	20%
Product Sales – Franchisees	283,806	13%	250,225	12%	328,683	23%
Franchise fees	1,568,267	72%	1,641,153	76%	801,407	57%
Total	2,186,515	100%	2,148,113	100%	1,410,227	100%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 17 — CONCENTRATION RISKS

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The customers accounting for 10% or more of the company’s revenue include the following:

	Year Ended October 31 2024	Year Ended October 31 2023
Percentage of Company revenue
customer G	10%	10%
customer F	10%	10%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts receivable
Customer A	17%	16%
Customer B	7%	9%
Customer C	1%	11%
Customer D	3%	4%
Customer E	8%	3%
Customer F	15%	18%
Customer G	14%	17%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	Year Ended
	October 31, 2024	October 31, 2023
Percentage of the Company’s purchases
Supplier A	15%	9%
Supplier B	11%	7%
Supplier C	10%	0%
Supplier F	11%	58%

The suppliers that accounted for 10% or more of the Company’s account payables comprised of the following:

	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts payable
Supplier F	36%	63%
Supplier G	55%	7%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 18 — INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, entities are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Park Ha Biological Technology (HK) Co., Ltd. is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Park Ha Biological Technology (HK) Co., Ltd. did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Park Ha Biological Technology (HK) Co., Ltd.is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends for the year ended October 31, 2024 and 2023.

China, PRC

The Company in general is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Park Ha Jiangsu” obtained its HNTE certificate on November 6, 2024. Therefore, “Park Ha Jiangsu” is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

Income taxes in the PRC are consist of:

	Year Ended
	October 31, 2024	October 31, 2023	October 31, 2022
Current income tax expense	336,325	363,264	—
Deferred income tax benefit	(21,465)	(33,737)	(1,288)
Total income tax expense (benefit)	314,860	329,527	(1,288)

The net taxable income before income taxes and its provision for income taxes comprised of the following:

	Year Ended
	October 31, 2024	October 31, 2023	October31, 2022
Income before income tax expenses	793,421	1,181,569	190,010
PRC statutory tax rate	25%	25%	25%
Income tax expense at PRC statutory income tax rate	198,356	295,393	47,503
Tax effect of preferential tax treatments	112,241	4,375	(8,517)
Research and development credit	(5,507)	(4,632)	(8,555)
Non-deductible expenses	2,510	48,158	9,432
Change in valuation allowance	7,260	(13,767)	(41,151)
Tax expense (benefit), net	314,860	329,527	(1,288)

Deferred tax assets consist of the following:

	As of
	October 31, 2024	October 31, 2023	October 31, 2022
Net operating losses carried forward in the PRC	85,404	77,818	96,604
Allowance of expected credit loss	56,310	33,830	1,167
Total	141,714	111,648	97,771
Less: Valuation allowance	(85,404)	(77,818)	(96,604)
Deferred tax assets, net	56,310	33,830	1,167

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 18 — INCOME TAX (cont.)

As of October 31, 2024 and 2023, the Company’s PRC entities had net operating loss carry forwards of approximately $0.47 million and $0.44 million, respectively which will start to expire from 2025. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of October 31, 2024 and 2023, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

As of October 31, 2023 and 2022, the Company’s PRC entities had net operating loss carryforwards of approximately $0.44 million and $0.49 million, respectively which will start to expire from 2024. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of October 31, 2023 and 2022, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

NOTE 19 — SUBSEQUENT EVENTS

On November 21, 2024, the company signed a lease agreement with Wuxi Jinlun Chuanghui Commercial Management Co., Ltd. The company leased Shop 1094 in Jinlun Xingguang Mingzuo Life Plaza, located at No. 3 Qianwei Road, Xinwu District, Wuxi, with an area of 53.64 square meters. The lease term is from December 1, 2024, to September 30, 2027. The total rent is $11,264 for the first year, $11,264 for the second year, and $9,668 for the third year.

On December 15, 2024, the company signed a lease agreement with Wuxi Overseas Students Entrepreneurship Park Development Co., Ltd. The company leased Room A801 in Building 530, located at No. 18 Qingyuan Road, Xinwu District, Wuxi City, Jiangsu Province, with an area of 290.00 square meters. The lease term is from January 1, 2025, to December 31, 2025.The rent for the premises (excluding property management fees) is calculated based on the leased area at a tax-inclusive price of $5 per square meter per month (with a VAT rate of 5%).

On December 30, 2024, the Company completed initial public offering, issued and sold 1,200,000 Ordinary Shares, of which 1,200,000 shares related to the public offering, at $4.00 per share for $4.80 million. The net proceeds of $3.89 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On January 24, 2025, the Company completed initial public offering, issued and sold 174,403 shares to an over-allotment arrangement, at $4.00 per share for $0.70 million. The net proceeds of 0.31million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On January 11, 2025, after approved by the Board Resolution, the Company provided loans to a third party for their working capital needs. AstraNova Ventures Limited borrowed $3.0 million from the Company and intended to repaid on October 10, 2025. The loan has a term of nine months. As of this reporting date, the company has fully recovered the loan in advance.

The Company has evaluated subsequent events from October 31, 2024 and through the date of issuance of the consolidated financial statements which is February 24, 2025, and did not identify any subsequent events except disclosed above that would have material financial impact or that required adjustment of the Company’s consolidated financial statements.

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022.

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Park Ha Cayman exceed 25% of the consolidated net assets of the Company. For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of the Company’s revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (“RMB”). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method, and are presented as if all the companies existed as of November 1, 2021 and throughout the two-year periods ended October 31, 2024. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

As of October 31, 2024 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed Balance Sheets

	October 31, 2024	October 31, 2023
ASSETS
Current Assets
Deffered IPO Cost	1,088,400	199,646
Total Current Assets	1,088,400	199,646
Non-Current Assets
Investment in subsidiaries	1,879,477	1,012,473
Total Non-Current Assets	1,879,477	1,012,473
TOTAL ASSETS	2,967,877	1,212,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Intercompany Payable	1,461,792	199,646
Total Current Liabilities	1,461,792	199,646
TOTAL LIABILITIES	1,461,792	199,646
Shareholders’ Equity
Ordinary shares (2,500,000,000 shares authorized, par value $0.00002, 25,000,000 shares issued and outstanding as of October 31, 2024 and 2023, respectively)	500	500
Subscription Receivable	—	(500)
Additional Paid In Capital	1,161,211	1,161,211
Statutory Reserve	131,962	30,422
Retained Earning (Accumulated Deficits)	271,788	(105,233)
Accumulated Other Comprehensive Loss	(59,376)	(73,927)
Total Stockholders’ Equity	1,506,085	1,012,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,967,877	1,212,119

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization (See Note 1) and retroactively restated to reflect the Share Split.

Condensed Statements of Operations

	Year Ended October 31, 2024	Year Ended October 31, 2023	Year Ended October 31, 2022
Operating Costs and Expenses:
Selling, general and administrative expenses	373,892	—	—

Operating Income
Share of income of subsidiaries	852,453	852,042	191,298
Net Income	478,561	852,042	191,298