Form 20-F
period 2025-10-31
Park Ha Biological Technology Co., Ltd.
filed 2026-03-02
CIK 1986247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025

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

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	BYAH	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of October 31, 2025, there were 296,488 Class A ordinary shares issued and 381,000 Class B ordinary shares issued and outstanding.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAC” refers to the Cyberspace Administration of China;

●	“China” or the “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” refers to the Company’s class A ordinary shares, par value US$0.001 per share;

●	“Class B Ordinary Shares” refers to the Company’s class B ordinary shares, par value US$0.001 per share;

●	“CSRC” refers to the Chinese Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“HFCAA” refers to the Holding Foreign Companies Accountable Act;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“O2O Model” are to the Online-to-Offline Model, which is a business strategy involving the use of digital marketing channels to draw potential customers to make purchases in brick-and-mortar stores;

●	“Ordinary Shares” refers to the ordinary shares of the Company, par value $0.001 per share;

●	“Park Ha HK” refers to Park Ha Biological Technology (HK) Co., Limited, a Hong Kong company, which is a wholly-owned subsidiary of Park Ha Cayman;

●	“Park Ha Jiangsu” refers to Jiangsu Park Ha Biological Technology Co., Ltd., a PRC limited liability company, which is a wholly owned subsidiary of WFOE;

●	“Park Ha Shanghai” refers to Shanghai Park Ha Industrial Development Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Xinzhan;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“PRC subsidiaries” refers to WFOE, Park Ha Jiangsu, Park Ha Shanghai, Xinzhan , Muchen and Mufeng;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of the PRC;

●	“SAT” refers to the State Administration of Taxation of the PRC;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

●	“we,” “us,” “our,” the “Company,” “Park Ha Cayman” refers to Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company limited by shares;

●	“WFOE” refers to Park Ha Investment (Wuxi) Co., Ltd., a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Park Ha HK;

●	“Xinzhan” refers to Wuxi Xinzhan Enterprise Management Consulting Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of WFOE;

●	“Muchen” refers to Wuxi Muchen Biotechnology Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Park Ha Jiangsu;

●	“Mufeng” refers to Wuxi Mufeng Biotechnology Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Park Ha Jiangsu;

●	“Xinyuexuan” refers to Xinyuexuan Beauty Salon,Wuxi Economic Development Zone, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”);

●	“Aimeihui” refers to Aimeihui Beauty Center,Wuxi Economic Development Zone, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”); and

●	“Xuanyayue” refers to Huishan District Xuanyayue Beauty Salon, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”).

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

Permission Required from the PRC Authorities

As of the date of this annual report, our PRC subsidiaries have obtained all permissions and approvals to operate their respective business, including business license, social insurance registration and health licenses. In addition, Xinzhan has completed record filing and annual reporting with the Ministry of Commerce of China, or the MOFCOM, to conduct franchise business. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit.

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

As of the date of this annual report, no dividends, distributions, or transfers have been made between Park Ha Cayman and any of its subsidiaries or among any of its subsidiaries. In addition, there have not been any dividends or distributions made by any subsidiaries to Park Ha Cayman subsidiaries. In addition, there have not been any dividends or distributions made by any subsidiaries to Park Ha Cayman for the fiscal year ended October 31, 2025. Park Ha Cayman has not distributed dividends to its shareholders enterprise for PRC tax purposes for the fiscal year ended October 31, 2025.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets;

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially adversely affect our business;

●	The PRC government may intervene or influence our operations at any time and with no advance notice, or may exert more oversight and control over our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

●	The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings;

●	The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets;

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering;

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws;

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China;

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence growth in China;

●	Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment;

●	Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment;

●	Changes in PRC political, economic and governmental policies may have an adverse impact on our business;

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost;

●	The PRC Labor Contract Law, increased labor costs or other factors affecting our labor force in the PRC may adversely affect our business and results of operations;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds from any future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions;

●	We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders; and

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	The PRC subsidiaries operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance;

●	The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected;

●	Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner;

●	Our business depends, in part, on the quality, effectiveness and safety of our products;

●	If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected;

●	We rely on a limited number of suppliers to provide us with the raw materials and ingredients we use for the products. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations;

●	We derive a significant portion of our revenue from a few major customers. Any significant decrease in the demand from our largest customers for our products may materially and adversely affect our financial conditions and results of operations; and

●	Our success depends on the implementation of the franchise business model. Our growth through franchising may not occur as rapidly as we anticipate.

Risks Related to the Our Ordinary Shares

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	Our Chairperson of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our Company and future corporate decisions. Her interests may not always be aligned with those of other shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Listing Rules;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors; and

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Risks Related to the Variable interest entity

●	Contract execution risk: VIEs agreement may not be fully enforced by Chinese courts; The Company may not have actual control over these stores.

●	Policy and regulatory risks: Chinese regulatory agencies (such as the China Securities Regulatory Commission and the State Administration of Foreign Exchange) may determine that the structure violates foreign investment access restrictions, resulting in penalties or structural failure.

●	Controller risk: VIE holders (nominally Chinese individual business owners) may violate the agreement and harm the company’s interests.

●	Consolidated reporting risk: If accounting standards change or auditors determine that the company is not the primary beneficiary, it may result in these stores no longer being consolidated, impacting reported revenue.

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

In general, the beauty industry and certain business practices such as the operation of franchise businesses in China are highly regulated, and may require multiple licenses, permits, filings and approvals to conduct and develop business. As of the date of this annual report, our PRC subsidiaries have obtained and maintained valid business licenses or permits, among other things, necessary for our operations and for the provision of beauty services and sale of cosmetic products. Xinzhan has also completed record filing and annual reporting with the MOFCOM to conduct franchise business. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit.

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

Park Ha Jiangsu requires the third-party manufacturers that produce the products to purchase raw materials and ingredients from designated raw material suppliers. As such, we rely on a limited number of suppliers for the raw materials and ingredients used in our products. For the fiscal year ended October 31, 2025, there were two suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 26%, and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2024, there were four suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 15%, 11%, 10% and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2023, there was one supplier who accounted for 10% or more of the Company’s total purchases and such supplier accounted for approximately 58% of our total purchases. This reliance involves a number of significant risks. Unavailability of materials and interruptions in delivery of raw materials from our suppliers could result in manufacturing delays. We are also exposed to risks related to fluctuations in the quality and price of components and raw materials.

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

A significant portion of our revenue was derived from our five largest customers. For the fiscal years ended October 31, 2025, 2024 and 2023, 25%, 38% and 36% of our revenue were attributable to our top five customers, respectively. Our customers’ purchases are made on an order-by-order basis, and our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. There is no assurance that our largest customers will continue placing orders with us at the same or increasing levels, or at all. Our customers level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, such as interpretation of fashion and beauty trends. The loss of our largest customers, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

We are subject to the risk of non-payments or delayed payments by our customers, which could affect our financial condition and results of operations.

As of October 31, 2025, 2024 and 2023, 70%,63% and 71% of our accounts receivable were attributable to our top five customers, respectively. Our allowance for loans receivables from franchisees increased from $55,520 as of October 31, 2024 to $232,876 as of October 31, 2025, which was primarily due to financial difficulties of franchisees. As of the date of this annual report, the payment has not been settled. Other than that, we did not experience significant delays or difficulties in collection from our customers. If we were to experience any unexpected delay or difficulty in collections from our customers in the future, our operating cash flows and financial condition would be adversely affected.

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

We will continue to seek franchisees to operate our “Park Ha” stores. We believe that our ability to recruit, retain and contract with qualified franchisees will be increasingly important to our operations as we expand. As of October 31, 2025, 2024 and 2023, we had 22, 45and 38 franchisees in China, of which 22, 43 and 36 franchisees operate under the store name “Park Ha”. As of October 31, 2025, 2024 and 2023, we had 0, 2 and 2 franchisees operate under a different brand name, “Geni” or “歌妮”. If we fail to expand our franchise, our results of operation will be adversely impacted.

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

We offer incentives such as cash subsidies to our regional store franchisees and skin management center franchisees within two weeks upon the entry of franchise agreements/renewals and full payment of the franchise fees. The incentives suspended in the second half of 2025.We require our franchisees to use the cash subsidies for renovation and advertising purposes only. Currently, we do not experience any financial pressure from offering such cash subsidies. However, if in the future our current subsidies are insufficient to retain our existing franchisees and attract new franchisees, and we may need to increase the cash subsidies we offer to attract franchisees, our business, financial condition, and cash flows could be adversely affected.

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

Risks Related to Our Ordinary Shares

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

If we cannot continue to satisfy the continued listing requirements and other Nasdaq rules, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on Nasdaq. In order to maintain our listing on Nasdaq, we are required to comply with applicable Nasdaq rules, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

On September 2, 2025, we received a notice from the Listing Qualifications Department of Nasdaq notifying the Company that based upon the closing bid price of the Class A Ordinary Shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with a 180 calendar days compliance period, or until March 2, 2026, in which to regain compliance with Nasdaq continued listing requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the reverse stock split, on February 20, 2026, under the existing ticker symbol “BYAH.”

We cannot assure you that our Class A Ordinary Shares will remain above the minimum bid price of $1 per share in the future.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement, including, among other things, to effect a share consolidation. As of the date of this annual report, our board of directors is still evaluating the ratio of the share consolidation and other options to regain compliance.

Holders of our Warrants will have no rights as a shareholder until they acquire our Class A Ordinary Shares.

Until holders acquire our Class A Ordinary Shares upon exercise of such warrants, holders will have no rights with respect to the Class A Ordinary Shares issuable upon exercise of Warrants. Upon exercise of the Warrants, such holders will be entitled to exercise the rights of shareholder only as to matters for which the record date occurs after the exercise date.

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

Our management concluded that our internal control over financial reporting as of October 31, 2025 was not effective. We cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses in evaluating the effectiveness of the company’s internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

Park Ha Cayman is a holding company incorporated in the Cayman Islands with no operations of its own and conducts its operations in China through its PRC subsidiaries.

The following diagram illustrates our corporate structure as of October 31, 2025:

Xinzhan was incorporated on March 31, 2016 under the laws of the PRC and is a wholly owned subsidiary of WFOE.

Park Ha Shanghai was incorporated on April 17, 2017 under the laws of the PRC and is a wholly owned subsidiary of Xinzhan.

Park Ha Jiangsu was incorporated on August 13, 2019 under the laws of the PRC and is a wholly owned subsidiary of WFOE.

Park Ha Cayman was incorporated on October 11, 2022 under the laws of the Cayman Islands in anticipation of future capital raising from international investors.

Park Ha HK was incorporated on October 25, 2022 under the laws of Hong Kong and a wholly owned subsidiary of Park Ha Cayman.

WFOE was incorporated on May 5, 2023 under the laws of the PRC and is a wholly owned subsidiary of Park Ha HK. It is a holding company and is not engaged in any business as of the date of this annual report.

In connection with the restructuring for our initial public offering, WFOE acquired 100% of the equity interest in Park Ha Jiangsu and Xinzhan.

Wuxi Muchen was incorporated on February 21, 2025 under the laws of the PRC and is a wholly owned subsidiary of Park Ha Jiangsu.

Wuxi Mufeng was incorporated on February 21, 2025 under the laws of the PRC and is a wholly owned subsidiary of Park Ha Jiangsu.

Xinyuexuan Beauty Salon (“xinyuexuan”) was incorporated on July 28, 2025 in the PRC and is controlled by Park Ha Jiangsu through contractual arrangement as its variable interest entity (“VIE”).

Aimei Hui Beauty Center (“Aimei Hui”) was incorporated on August 11, 2025 in the PRC and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE.

Huishan District Xuanyayue (“xuanyayue”) was incorporated on January 22,2025, in the PRC and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE. Xuanyayue closed down on October 10, 2025.

The Forward Share Split and Reverse Share Split

On June 29, 2024, the Company effected a forward split of its Ordinary Shares at a ratio of 1-for-5. After the forward split, the Company were authorized to issue 2,500,000,000 Ordinary Shares and have 25,000,000 Ordinary Shares issued and outstanding.

On February 9, 2026, the Company announced that it expects to implement a 1-for-50 reverse stock split effective February 20, 2026, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day.

In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, with the Registry of Companies of the Cayman Islands on February 4, 2026 to reduce the authorized share capital of the Company from USD 3,000,000.00 divided into divided into 150,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share to 3,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 2,400,000,000 Class A ordinary shares with a par value of US$0.001 each with 1 vote per share and (ii) 600,000,000 Class B ordinary shares with a par value of US$0.001 each with 20 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares. As approved and authorized by a majority of the shareholders of at an extraordinary meeting of shareholders held on December 26, 2025 the Board of Directors of the Company subsequently approved the reverse stock split and the exact ratio of the reverse stock split on January 29, 2026.

The IPO

In December 2024, we completed an initial public offering in which we offered and sold an aggregate of 1,200,000 Ordinary Shares. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PHH.”

2025 Share Incentive Plans

On February 28, 2025 and July 7, 2025, the board of directors of the Company approved and adopted two equity incentive plans, which collectively authorized 7,500,000 Ordinary Shares to be issued. In March 2025 and July 2025, the Company issued a total of 7,500,000 Ordinary Shares to several consultants of the Company.

October 2025 Share Capital Increase and Dual Class Structure

On October 3, 2025, at the 2025 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-classify and re-designate the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the re-classification and share re-designation, and the terms of the re-classified and re-designated shares of the Company. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-classified and re-designated from US$50,000 divided into 2,500,000,000 Ordinary Shares of par value US$0.00002 each to US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 3,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class B Ordinary Share entitled to 20 votes.

Change of Trading Symbol

On September 23, 2025, our board of directors approved a change of our trading symbol from “PHH” to “BYAH”, which our board of directors believes will have a positive impact on building the Company’s long-term brand influence and enhancing our brand value. The symbol change became effective on October 28, 2025.

December 2025 Share Capital Increase

On December 26, 2025, at the 2025 extraordinary general meeting of shareholders (the “EGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; and (ii) adopt amended and restated memorandum and articles of association to reflect the share capital increase. As a result, immediately following the EGM, the Company’s authorized share capital was increased from US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 3,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to 20 votes, to US$3,000,000 divided into 120,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 30,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class B Ordinary Share entitled to 20 votes.

January 2026 Registered Offering

On January 28, 2026, the Company close a best-efforts follow-on public offering of 21,875,000 units (each a “Unit”) at an offering price of US$0.112 per Unit. Each Unit consists of one Class A Ordinary Share of the Company, par value US$0.00002 per share and one warrant to purchase one Class A Ordinary Share, or up to nine Class A Ordinary Shares pursuant to the alternative cashless exercise mechanism described therein (each, a “Warrant”). Each Warrant has an exercise price of US$0.112 per Class A Ordinary Share and is exercisable beginning on the issuance date and ending on the one-year anniversary of the issuance date.

The Company received gross proceeds of US$2.45 million. The Company intends to use the proceeds for the expansion of directly operated stores in China.

Reverse Stock Split

We received a written notification from Nasdaq on September 2, 2025, notifying us that we are not in compliance with the minimum bid price requirement. To regain compliance, our Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days by March 2, 2026. In the event the Company does not regain compliance by March 2, 2026, we are eligible for an additional 180 calendar day period to regain compliance with the minimum bid price requirement. On October 3, 2025, the Company convened its annual general meeting, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the reverse stock split in a ratio of one (1)-for-thirty (30) of the Company’s issued and outstanding Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. On December 26, 2025, the Company convened the extraordinary general meeting, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the reverse stock split in a ratio of one (1)-for-two hundred and fifty (250) of the Company’s issued and outstanding Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. The reverse stock split was to regain compliance with the minimum bid price requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the reverse stock split, on February 20, 2026, under the existing ticker symbol “BYAH.”

The numbers of shares disclosed in this “Our Corporate History and Structure” section prior to this subsection “The Reverse Stock Split” were not adjusted to reflect the reverse stock split. Unless otherwise indicated, all information elsewhere in this annual report reflects the reverse stock split.

Corporate Information

Our principal executive office is located at 901, Building C, Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Wuxi, Jiangsu Province, People’s Republic of China 214100. The telephone number of our principal executive offices is +86-400-012-7562. Our registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service for process in the United States is Cogency Global Inc., 122 E 42nd Street 18th Floor, New York, NY 10168.

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

B. Business overview

Overview

Our business primarily consists of developing our private skincare label, direct skincare products sales and franchise alliances promotions. Our “Park Ha” brand focuses on providing solutions for problematic skin. Established in 2016, the brand had its first store launched in 2017. In addition to the five stores directly operated by Park Ha Jiangsu, as of October 31, 2025, 2024 and 2023, we had 22, 45 and 38 franchisees in China, of which 22, 43 and 36 franchisees operate under the store name “Park Ha”. As of October 31, 2025, 2024 and 2023, we had 0, 2 and 2 franchisees operate under a different brand name, “Geni” or “歌妮”.

Our PRC subsidiaries specialize in providing skincare and cosmetic products under our brand name “Park Ha” in China. Our PRC subsidiaries develop our proprietary beauty products and offer complimentary after-sales beauty services in our physical stores. Park Ha Jiangsu, in addition to operating our seven physical stores, is the research and development center focusing on skincare products development and improvement for sensitive skin. Xinzhan leads the marketing and promotional efforts and is the entity in charge of our franchising business. Park Ha Jiangsu provides training to our franchisee staff. As part of our value-added service for our products, our directly-operated stores and franchisees offer “light beauty experience”, a quick complimentary after-sales beauty service performed in the stores. Light beauty experience is offered to our customers as an effective way to demonstrate how our products are used in order to deliver the intended results.

Our revenues mainly consist of (i) products sales and (ii) franchise fees.

As of October 31, 2025, the 22 franchisees locate in the following regions: 16 in Jiangsu Province, 2 in Shandong Province, 1 in Liaoning Province, 1 in Shanxi Province, 1 in Heilongjiang Province, 1 in Hebei Province, forming a complete commercial network.

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

Our Business Model

Under our retail model, Park Ha Jiangsu provides our products to the franchisees, and Park Ha Jiangsu provides training to the staff of the franchisees. We believe that by creating franchisee chains, Xinzhan provides customers with more effective skincare experiences. Xinzhan’s franchisee strategy gives franchisees the option to determine the quantity and timing of the purchase from Xinzhan, thus lowering the franchisees’ inventory pressure. Xinzhan provides full training for franchisees’ beginner-level staff.

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

III. Park Ha Jiangsu is responsible for providing training to staff working at our franchise stores. We also cooperate with third-party training agencies to provide more professional training to our staff.

Our core operating model has helped us efficiently and quickly build and expand our successful brand and products.

Our Franchise Model

Our franchise system is critical to our business operations. As of October 31, 2025, 2024 and 2023, we had 22, 45 and 38 franchisees in China, of which 22, 43 and 36 franchisees operate under the store name “Park Ha”. As of October 31, 2025, 2024 and 2023, we had 0, 2 and 2 franchisees operate under a different brand name, “Geni” or “歌妮”.

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

Park Ha Jiangsu provides training to the beauticians of each franchisee. The training courses include skin physiology, “Park Ha” product theory, store operation skills, standardized user manual for stores, procurement and store management. After each training, an assessment of these beauticians is conducted. We also intend to provide training courses for franchisees on subjects that new industry trends in customer development skills, new product releases, and other topics.

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

Type of Franchisees	Annual Franchise Fees	Cash Subsidies (limited to renovations and advertising purposes)	Area	Notes
Regional store	RMB2 million (approximately $278,730)	RMB360,000	200 sqm	Territorial exclusivity and a wider variety of products than single store
Skin management center	RMB550,000 (approximately $76,650)	RMB50,000	200 sqm	a wider variety of products than single store (Starting from the second half of 2025, subsidies will no longer be provided)
Single store	RMB100,000 (approximately $13,936)	N/A	50 sqm

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

Xinzhan and Park Ha Shanghai, as subsidiaries, are deeply involved in supporting research and development, forming a synergistic force. In addition, to meet market demands, the company collaborates with third-party professional institutions to conduct research and development, focusing on exploring the application value and market potential of plant exosomes in the fields of beauty and anti-aging.

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

Intensifying our Training Practice

We plan to open vocational training schools offering beauty industry knowledge in inland China and western provinces of China, such as Guizhou Province and Ningxia Province. The purpose of the vocational training schools will be to provide professional training to our franchisee staff. We currently have 25 employees in directly owned stores and encourage our franchisees to equip each store with around 4-7 employees.

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

Our Suppliers

For the fiscal year ended October 31, 2025, there were two suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 26%, and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2024, there were four suppliers who accounted for 10% or more of the Company’s total purchases and such suppliers accounted for approximately 15%, 11%, 10% and 11% of our total purchases, respectively. For the fiscal year ended October 31, 2023, there was one supplier who accounted for 10% or more of the Company’s total purchases and such supplier accounted for approximately 58% of our total purchases.

Our Customers

The majority of our customers are franchisees and retail customers in the skincare industry. For the fiscal year ended October 31, 2025, no customer accounted for more than 10% of our total revenue. For the fiscal year ended October 31, 2024, two customers accounted for approximately 10% and 10% of our total revenue, respectively. For the fiscal year ended October 31, 2023, two customers accounted for approximately 10% and 10% of our total revenue, respectively.

As of October 31, 2025, the stores, including directly-operated stores and franchisees, are mostly located in first-, second-, and third-tier cities in various provinces in China, including Jiangsu Province, Shanxi Province, Shandong Province, Liaoning Province, Heilongjiang Province and Hebei Province.

As of October 31, 2025, we had about 6,630 customers in our directly operated stores, all of whom are retail customers. Our products and innovative digital marketing strategy are primarily targeted at young adults and middle-aged generations consisting of women with white-collared occupations. Our primary focus currently is on the female group living or working within 2-3 kilometers of the business district. According to the consumption survey report, 92% of our customers were women. In the future, we will also launch new brands that target male groups across all ages.

Our Products

Our subsidiary Park Ha Jiangsu has developed a full range of “Park Ha” brand skincare products by collaborating with biological laboratories and supply chain systems to transform our technology and rich experience into cost-effective functional skincare products.

Our product line ranges from basic skin physical protection, exfoliation, and sebum film repairing to surface microecological balance and anti-aging. Our product line includes nearly 70 products divided into 10 series, covering almost all categories of the skincare industry. Our signature products “Little Blue Injection Serum” and series of freeze-dried powders have been well received by consumers. Our products mainly focus on small molecule peptide compositions, such as palmitoyl pentapeptide-3, palmitoyl tripeptide-1, acetyl hexapeptide-3, acetyl tetrapeptide-5, carnosine, collagen, etc. These substances have a strong permeability and can activate epidermal cells, replenish moisture and nutrients for the skin, stimulate and accelerate the synthesis of collagen, delivering various skincare effects. Our products are not medical graded products and have not been assessed by any medical regulatory authority.

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

Our primary products are as follows:

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
1	PARKHA CLEAN AND BALANCED CLEANING GEL	120ml	Containing the filtrate of yeast fermentation products and quadruple hyaluronic acid, it replenishes skin moisture. Deep cleansing, cleansing pores, moisturizing and refreshing skin	123	All skin type

2	PARKHA CLEAN AND BALANCED CLEANING GEL	500ml	Containing the filtrate of yeast fermentation products and quadruple hyaluronic acid, it replenishes skin moisture. Deep cleansing, cleansing pores, moisturizing and refreshing skin	293	All skin type

3	PAPKHA FIBROIN ISOLATION REPAIR MILK	30ml	The texture is refreshing and non-greasy, providing a smooth and hydrating feel. It is easy to apply and blend, without easily smudging or coming off. It adheres closely to the skin, effectively concealing roughness and imperfections, brightening the complexion, and minimizing the appearance of pores. It gives the skin a radiant and translucent glow	156	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
4	PARKHA METABOLISM ENERGY ESSENCE WATER	120ml	The product has a fine and smooth texture that is easy to absorb and not sticky. It is formulated with ceramides and high-quality ingredients, combined with a filtrate of yeast fermentation products, to replenish skin moisture, moisturize and moisturize, leaving the skin delicate, hydrated and radiant	268	All skin type

5	PARK HA PERFECT MOISTURIZER CREAM	50g	It effectively and evenly nourishes the skin, making it hydrated and radiant. It moisturizes and locks in moisture while having a lightweight and non-greasy texture	398	All skin type

6	PARKHA AOUA MOISTURIZING PEPRIDE-INFUSION ESSENCE	2ml*10 bottle	It contains a hydrating and nourishing essence that replenishes the skin’s moisture and nutrients, relieving dry and rough skin. It smoothens and softens the skin, leaving it hydrated and radiant	397	Dry, mixed

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
7	PARKHA AOUA MOISTURIZING PEPRIDE-INFUSION ESSENCE	2ml*30 bottle	It contains a hydrating and nourishing essence that replenishes the skin’s moisture and nutrients, relieving dry and rough skin. It smoothens and softens the skin, leaving it hydrated and radiant	1191	Dry, mixed

8	PARK HA GANODERMA MOISTURIZING CREAM	50g	Utilizing patented extraction technology of Ganoderma lucidum, it is pure and concentrated. It deeply nourishes and protects the skin’s foundation, caring for the skin’s barrier, resulting in a well-hydrated and plump complexion, while maintaining the stability of the skin’s condition	298	Oily, combination to oily skin, acne-prone skin

9	PARK HA MUSSEL MOISTURIZING ESSENCE LOTION	120ml	Containing essence of pearl and a variety of plant extracts, it nurtures and cares for the skin. It improves the dry, rough, and tight state of the skin, increases the skin’s moisture content, provides moisturizing care, and strengthens the skin, resulting in a translucent, radiant, and luminous complexion	199	Oily, combination to oily skin, acne-prone skin

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
10	PARK HA LACTOSE ACID OIL CONTROL SERUM	2ml*10 bottle	Enriched with lactobionic acid tenderizing essence, it improves enlarged pores and rough skin texture. It combines various plant essences to gently rejuvenate the skin, balance the skin’s moisture and oil, and promote an even and radiant complexion	459	Oily, combination to oily skin, acne-prone skin

11	PARKHA COLLAGEN ENERGIZING & FIRMING ESSENCE	2ml*10 bottle	Using a firming formula to soften the skin, replenish moisture, enhance skin hydration, and improve dryness and roughness; Effectively enhance skin elasticity, improve skin sagging, gradually tighten your skin under daily care, make your skin delicate, smooth, and radiant with charming radiance	619	All skin types, customers with anti-aging needs

12	PARKHA COLLAGEN ENERGIZING & FIRMING ESSENCE	30ml	Using a firming formula to soften the skin, replenish moisture, enhance skin hydration, and improve dryness and roughness; Effectively enhance skin elasticity, improve skin sagging, gradually tighten your skin under daily care, make your skin delicate, smooth, and radiant with charming radiance	449	All skin types, customers with anti-aging needs

13	YEAST ESSENCE SKIN TREATMENT MILK	7g*10 piece	Containing hydrating and nourishing essence, it replenishes skin moisture and nutrients, alleviates dry and rough skin, smoothes and tenderizes the skin, leaving it hydrated and nourished	379	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
14	ANTI-AGING LIFTING GEL	18g*10 piece	Provides hydration and nutrients to the skin, repairs and rejuvenates the skin, making it soft, smooth, and firm	339	All skin type

15	YEAST AND PLANT EXTRACT FACIAL TONER	3ml*10 bottle	Contains plant extract essence that improves dry and rough skin, making the skin moisturized, tender, and radiant	188	All skin type

16	YEAST AND PLANT EXTRACT FACIAL SET	(3ml+7g)*10	It contains a variety of essences, with a natural and hydrating texture. It endows the facial skin with abundant moisture, as if forming a hydrating film on the skin surface. It deeply moisturizes and hydrates, improving the dry and rough condition of the skin caused by water shortage. It makes the skin refreshing, plump, and more moisturized, bringing a comfortable feeling of moisture. It presents a water-like, bright and shiny look, making the facial skin reveal a tender and bright luster, and creating a delicate, hydrated and charming skin	567	All skin type

17	YEAST ESSENCE SKIN TREATMENT MILK	7g*10	Contain water replenishing and moisturizing essence, replenish skin moisture and nutrients, relieve dry and rough skin, smooth and tender and moisturize skin	379	All skin type

18	PARKHA ACTIVATING MOISTURIZING MASK	28ml*10P	Using soft and skin-friendly Tencel film, the thin film carries a full amount of essence, closely fitting the contours of the skin when applied to the face, as if wrapping the skin with a gentle “water film”. The skin appears hydrated	268	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
19	ACNE CLEAN TEA MASK	28ml*10P	The thin and breathable sheet adheres closely to the face, providing moisture while being gentle and translucent. It contains various plant extracts that help refine pores, refresh and cleanse the skin, improve skin hydration, and keep the skin moisturized, refreshed, smooth, and delicate	199	Acne-prone oily skin

20	PARKHA COLLAGEN BRIGHTENING ESSENCE MASK	5piece	The fermentation process contains a recombinant protein expressed by Pichia pastoris, which combines two patented skincare ingredients, glycyrrhizin and β - glucan, to care for beautiful skin, nourish and brighten the skin while increasing skin hydration. It helps improve skin problems such as dehydration, dryness, and roughness, making the skin delicate, translucent, smooth, and radiant	268	All skin type

21	PARKHA SHUIGUANG MASK	28ml*10P	It contains ingredients such as sodium hyaluronate and Sophora flavescens root extract, which provide the skin with essential nutrients and moisture, moisturize and hydrate, and care for the skin. It improves dryness and roughness of the skin, leaving it hydrated, radiant, and soft to the touch	158	All skin type

NO.	PRODUCT	STANDARD	FUNCTION	RETAIL PRICE (RMB)	TARGET SKIN	PICTURE
22	UMBILICAL CORD ESSENCE FREEZE- DRIED POWDER	(0.05g+3ml)*10	The texture is smooth and easy to spread. It contains (animal) umbilical cord extract, which deeply nourishes the skin, leaving it hydrated and silky smooth	1660	All skin type

23	PARRHA EXTRACT RENEWAL ESSENCE OIL	30ml	Contains various botanical extracts such as white lotus flower and squalane, improving fine lines and wrinkles caused by skin dehydration, providing deep hydration. The synergistic effect of licorice fruit and Vitamin E enhances radiance, making the skin smooth and translucent	228	All skin type

24	PARK HA REVITALIZE EYE ESSENCE	2ml*10	Moisturizes the skin, improves dryness and dehydration, provides intense hydration to the skin around the eyes, revitalizing and rejuvenating it with a fresh and hydrated appearance	298	All skin type

25	PARKHA LIGHT SENSE HUAN LIANG FREEZE DRIED POWDER	(50mg+3ml)*10	The texture is smooth and refreshing. effectively brightening the skin and making it fair and luminous. Alpha-arbutin helps reduce skin pigmentation and fade dark spots, resulting in a fair and radiant complexion	1430	For skin with whitening needs

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

Our Stores

Our stores are generally located in commercial complexes in urban centers in China. As of October 31,2025, our five directly operated stores are located in Wuxi Xinwu Wanda Plaza, No.31 Zhenze Road,Xinwu District ,Wuxi Starlight Life Plaza,No.3 Qianwei Road,Xinwu District,Shop No. 433 at 30.39-401,Coastal City, Economic Development Zone,B161A at No. 88 Jinshi Road, Binhu District, Wuxi Mixc Mall,No.88 Jinshi Road,Binhu District and 59-103 at Bafanghui,Wuxi, Jiangsu Province, PRC, the areas of which are 66.30 square meters, 53.64 square meters,78.8 square meters ,49 square meters and 58.83 square meters, respectively. Each of the directly operated stores has a product sample area and a product experience area. We sell our products in the stores and provide complimentary after-sales beauty services. As of October 31, 2025, we have a total of 25 employees working in our five directly operated stores.

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

Our Delivery, Return and Exchange Policies

Our delivery policy is as follows: on the 15th and 30th of each month, deliveries of our products are made by Park Ha Jiangsu to various stores within the Wuxi urban area. Deliveries to stores outside the Wuxi urban area are sent through Deppon Logistics Express, SF Express and YTO Express.

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

Intellectual Property

Protecting our intellectual property is a priority of our business. We rely on trademarks, patents, and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. We have signed confidentiality agreements or clauses with our executives, certain customers, and suppliers, and rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs. As of the date of this annual report, Park Ha Jiangsu and Xinzhan have a total of 20 registered trademarks, 12 registered patents, 7 registered copyrights, and 1 domain name. All of them are in China.

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

Patents

The following table sets forth a brief description of Park Ha Jiangsu’s utility model patents as of the date of this prospectus, all of which are registered in China:

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202220091842.2	2022.1.13	2022.8.26	2032.1.12	A kettle type device for fine chemical reaction	Effective
ZL202220087676.9	2022.1.13	2022.8.26	2032.1.12	A filter device for biofiltration	Effective
ZL202220088104.2	2022.1.13	2022.8.26	2032.1.12	A high-efficiency chemical material mixing equipment for deep-processing reaction	Effective
ZL202123449958.3	2021.12.31	2022.9.20	2031.12.30	A biological response kettle	Effective
ZL202220087588.9	2022.1.13	2022.08.26	2032.1.12	A Natural Effective Ingredients Extraction Equipment	Effective
ZL202223446372.6	2022.12.22	2023.3.21	2032.12.21	A biomass continuous dry distillation equipment	Effective
ZL202222184931.4	2022.8.19	2023.10.20	2032.8.18	A biological denitrification equipment	Effective
ZL202322585783.1	2023.9.22	2024.4.30	2033.9.21	A biomass pressing device	Effective
ZL202322299499.8	2023.8.25	2024.3.26	2033.8.24	A deep mixing bioreactor	Effective
ZL202322268335.9	2023.8.22	2024.3.26	2033.8.21	A cooling and screening device for biochemical applications	Effective
ZL202210977506.2	2022.08.15	2024.05.24	2032.08.14	A biological nanofilm dust suppression device	Effective
ZL202322265294.8	2023.08.22	2024.05.24	2033.8.21	A biochemical experimental platform	Effective

Copyrights

The following table sets forth a brief description of Park Ha Jiangsu’s software copyrights as of the date of this prospectus, all of which are registered in China:

Copyright Number	Issue Date	Expiration Date	Category	Copyright Name	Owner
2021SR2206930	2021.12.29	2071.12.31	Software	A plant harmful component detection system basing on big data analysis V1.0	Park Ha Jiangsu
2021SR2206932	2021.12.29	2071.12.31	Software	A microbial culture environment data analysis system	Park Ha Jiangsu
2021SR2206931	2021.12.29	2071.12.31	Software	An online trading system for biosynthetic prepared products based on block chain technology	Park Ha Jiangsu
2021SR2211374	2021.12.29	2071.12.31	Software	A bioactive substance synthesis system based on artificial intelligence technology	Park Ha Jiangsu
2021SR2211375	2021.12.29	2071.12.31	Software	An herbal essence extraction control system based on AI technology	Park Ha Jiangsu
2025SR0388978	2025.03.05	2075.12.31	Software	Puhua Biological Skin Barrier Repair Technology Repair Process Tracking Software V1.0	Park Ha Jiangsu
2025SR0388956	2025.03.05	2075.12.31	Software	Puhua Biological Collagen Peptide Gel Synthesis Process Control Software V1.0	Park Ha Jiangsu

Domain

Through Xinzhan, we currently have the right to use one domain name that is registered and issued in the PRC, as follows:

Number	Domain Name	Owner
1	parkha.cn	Xinzhan

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

Organizational structure

The following diagram illustrates our corporate structure as of October 31, 2025:

Name	Background	Ownership
Park Ha Biological Technology (HK) Co., Ltd.	Incorporated on October 25, 2022 as a limited liability company in Hong Kong	100% owned by Park Ha Cayman
Park Ha Investment (Wuxi) Co., Ltd.	Incorporated on May 5, 2023 as a limited liability company in the PRC	100% owned by Park Ha HK
Jiangsu Park Ha Biological Technology Co., Ltd.	Incorporated on August 13, 2019 as a limited liability company in the PRC	100% owned by Park Ha Investment
Wuxi Xinzhan Enterprise ManagementConsulting Co., Ltd.	Incorporated on March 31, 2016 as a limited liability company in the PRC	100% owned by Park Ha Investment
Shanghai Park Ha IndustrialDevelopment Co., Ltd.	Incorporated on April 17, 2017 as a limited liability company in the PRC	100% owned by Xinzhan
Wuxi Muchen Biotechnology Co., Ltd	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Wuxi Mufeng Biotechnology Co., Ltd.	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Xinyuexuan Beauty Salon, Wuxi Economic Development Zone	Incorporated on July 28, 2025	100% agreement control by Park Ha Jiangsu
Aimeihui Beauty Center, Wuxi Economic Development Zone	Incorporated on August 11, 2025	100% agreement control by Park Ha Jiangsu
Huishan District Xuanyayue Beauty Salon	Incorporated on January 22, 2025	100% agreement control by Park Ha Jiangsu (close down on Oct. 10 2025）

D. Property, plants and equipment

Our principal executive offices are located in Wuxi, Jiangsu Province, China. Information on our leased properties as of October 31, 2025 is summarized below:

Location	Size (Square Meters)	Term	Primary Use
901, Building C, Phase 2, Wuxi International Life ScienceInnovation Campus, 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province, China	400.00	July 1, 2025 –December 31, 2028	Office
Building 3, No. 380 Jincheng East Road, Xinwu District, Wuxi	180.00	September 18, 2024 – September 30, 2026	Warehouse
Unit 3404, Building 52, Haiyue Garden, No. 196 GuanshanRoad, Binhu District, Wuxi	109.93	March 13, 2024 – March 12, 2026	Employee Dormitory
Shop No. 3050B, Xinwu Wanda Plaza, Wuxi, Jiangsu Province, China	66.30	September 30, 2025 – September 29, 2026	Operation
No. 3 Qianwei Road, Xinwu District, Wuxi	53.64	March 1, 2025 – September 30, 2027	Operation
Shop No. 433, Coastal City 30.39-401, Wuxi Economic Development Zone, Jiangsu Province, China	78.80	September 1, 2025 – December 29, 2027	Operation
B161A, No. 88 Jinshi Road, Binhu District, Wuxi City, Jiangsu Province, China	49.00	May 20 2025 – May 19 2027	Operation
No. 94, Jinghua Garden, Taihu Avenue, Binhu District, Wuxi	250	October 1 2025 – September 30 2027	Employee Dormitory
59-103, Bafanghui, Coastal City, Wuxi	58.83	October 8 2025 – October 7 2027	Operation

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended October 31, 2025, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

Number of contracts for our franchisees

We monitor the number of contracts with customers for our franchisees. The number of contracts will directly impact our results of operations, including revenues and gross profit margins for the foreseeable future. As of October 31, 2025, 2024 and 2023, we had 22, 45 and 38 franchisees in China, of which 22, 43 and 36 franchisees operate under the store name “Park Ha”. As of October 31, 2025, 2024 and 2023, we had 0, 2 and 2 franchisees operate under a different brand name. The business relationships between us and our independent franchisees are built on our standards and policies that is of fundamental importance to the overall performance and protection of the “Park Ha” brand.

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

RESULTS OF OPERATIONS

For the years ended October 31, 2025, 2024 and 2023

The following table presents a summary of the Company’s comprehensive operating performance for the fiscal years ended October 31, 2025, 2024 and 2023. The historical performance listed below does not necessarily indicate expected performance for any future period.

	For the years ended October 31,
	2025	2024	2023
Revenues, net	2,524,843	2,381,851	2,459,102
Cost of revenues	142,526	195,336	310,989
Gross profit	2,382,317	2,186,515	2,148,113
Selling and marketing expenses	625,289	361,327	299,615
General and administrative expenses	25,483,541	814,857	484,955
Research and development expenses	238,184	36,714	30,881
Allowance for expected credit losses	184,204	179,903	152,108
Operating (loss) income	(24,148,901)	793,714	1,180,554
Interest income	6,097	783	1,590
Interest expense	(41)	—	—
Other income (expenses)	58,738	(1,076)	(575)
Total other income (expenses)	64,794	(293)	1,015
(Loss) income before tax	(24,084,107)	793,421	1,181,569
Income tax expense (benefits)	280,646	314,860	329,527
Net (loss) income	(24,364,753)	478,561	852,042

Revenue

The sales revenue consists of the following:

	For the years ended
	October 31,		October 31,		October 31,
	2025		2024		2023
Products sales – Non-franchisees	535,760	21%	355,832	15%	302,505	12%
Product sales – Franchisees	478,274	19%	351,399	15%	346,240	14%
Franchise fees	1,510,809	60%	1,674,620	70%	1,810,357	74%
Amount	2,524,843	100%	2,381,851	100%	2,459,102	100%

Direct costs consist of the following:

	For the years ended
	October 31, 2025		October 31, 2024		October 31, 2023
Products sales – Non-franchisees	21,982	15%	21,390	11%	45,770	15%
Product sales – Franchisees	107,344	75%	67,593	35%	96,015	31%
Franchise fees	13,200	10%	106,353	54%	169,204	54%
Amount	142,526	100%	195,336	100%	310,989	100%

The gross profit consists of the following:

	For the years ended
	October 31, 2025		October 31, 2024		October 31, 2023
Productssales – Non-franchisees	513,778	22%	334,422	15%	256,735	12%
Product sales – Franchisees	370,930	16%	283,806	13%	250,225	12%
Franchise fees	1,497,609	62%	1,568,267	72%	1,641,153	76%
Amount	2,382,317	100%	2,186,515	100%	2,148,113	100%

The gross profit margin consists of the following:

	For the years ended
	October 31, 2025	October 31, 2024	October 31, 2023
Products sales – Non-franchisees	96%	94%	85%
Product sales – Franchisees	78%	81%	72%
Franchise fees	99%	94%	91%
Amount	94%	92%	87%

For the fiscal year ended October 31, 2025, our total revenue was $2,524,843, while for the fiscal year ended October 31, 2024, our total revenue was $2,381,851, representing a increase of $142,992, or 6%, which was primarily attributable to the growth in sales revenue.

Our products sales revenue increased by $306,803, or 43%, from $707,231 for the year ended October 31, 2024 to $1,014,034 for the year ended October 31, 2025, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

Our Franchise fees revenue decreased by $163,811, or 10%, from $1,674,620 for the year ended October 31, 2024 to $1,510,809 for the year ended October 31, 2025, which is mainly because the decrease of franchisees.

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

Our Franchise fees revenue decreased by $135,737, or 7%, from $1,810,357 for the year ended October 31, 2023 to $1,674,620 for the year ended October 31, 2024.The primary reason is that two Class A franchisees changed to Class C franchisees on May 2, 2023, and June 10, 2023, respectively, resulting in a decrease in revenue of $226,749 in fiscal year 2024 compared to fiscal year 2023. In fiscal year 2023, three Class A franchisees changed to Class C franchisees on April 29, 2023, May 21, 2023 and May 23, 2023, respectively, resulting in a decrease in revenue of $85,607 in fiscal year 2024 compared to the same period. Revenue recognized by terminated franchisees in FY2023 was $160,660; Revenue from newly signed franchisees increased by $403,200 in FY2024.

Products sales — Non-franchisees

Product sales revenue from non-franchisees increased by $179,928, or 51%, from $355,832 for the fiscal year ended October 31, 2024 to $535,760 for the fiscal year ended October 31, 2025. Sales revenue from non-franchisees accounted for 21% and 15% of the total revenue, respectively for the fiscal years ended October 31, 2025 and 2024. The above increase of revenue was mainly due to the increase of two new directly-operated stores.

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

The cost of products sales to non-franchise for the fiscal year ended October 31, 2025 was $21,982, which represents a increased of $592 or 3% compared to $21,390 for the fiscal year ended October 31, 2024. For the fiscal years ended October 31, 2025 and 2024, cost of products sales to non-franchisees accounted for 15% and 11% of the total cost of revenue, respectively. The cost of products sales to non-franchise for the fiscal year ended October 31, 2025 and 2024 remained relatively stable.

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

For the fiscal years ended October 31, 2025 and 2024, gross profit of products sales to non-franchisees accounted for 22% and 15% of the total gross profit, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2025 were $513,778 and 96%, respectively. The gross profit and gross profit margin for the fiscal year ended October 31, 2024 were $334,422 and 94%, respectively. The gross profit margin of products sales to non-franchisees for the fiscal years ended October 31, 2025 and 2024 remained relatively stable.

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

Product sales — Franchisees

Product sales revenue from franchisees increased by $126,875, or 36%, from $351,399 for the fiscal year ended October 31, 2024 to $478,274 for the fiscal year ended October 31, 2025. Sales revenue from franchisees accounted for 19% and 15% of the total revenue, respectively, for the fiscal years ended October 31, 2025 and 2024. The above increase revenue was mainly due to the company’s effective maintenance of customer relationships with franchisees, as well as regular supervision of their inventory replenishment and implementation of marketing activities.

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

The cost of products sales to franchisees for the fiscal year ended October 31, 2025 was $107,344, representing an increase of $39,751, or 59%, compared to $67,593 for the fiscal year ended October 31, 2024. For the fiscal years ended October 31, 2025 and 2024, the cost of products sales to franchisees accounted for 77% and 35% of the total cost of revenue, respectively. The above increase is the result of an increase in product sales revenue from franchisees.

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

For the fiscal years ended October 31, 2025 and 2024, gross profit of products sales to franchisees accounted for 16% and 13% of the total gross profit, respectively. For the fiscal year ended October 31, 2025, gross profit and gross profit margin were $370,930 and 78%, respectively, while for the fiscal year ended October 31, 2024, gross profit and gross profit margin were $283,806 and 81%, respectively. The gross profit margin of products sales to franchisees decreased by 3% in FY2025 compared to FY2024, the main reason is that the increase of procurement cost.

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

Franchise fees

For the fiscal year ended October 31, 2025, the total revenue from franchise fees was $1,510,809, with a cost of franchise fees of $13,200, compared to $1,674,620 and $106,353 for the fiscal year ended October 31, 2024. Gross profit of franchise fees decreased by $70,658 for the same years. For the fiscal years ended October 31, 2025 and 2024, the total revenue from franchise fees accounted for 60% and 70% of the total revenue, respectively. For the fiscal year ended October 31, 2025 and 2024, the cost of franchise fees accounted for 10% and 54% of the total cost of revenue, respectively. For the fiscal years ended October 31, 2025 and 2024, the gross profit of franchise fees accounted for 62% and 72% of the total gross profit. The main reason is that:

Roll-forward of franchisees

The following table provides a roll-forward of our franchise contracts during the years ended October 31, 2025 , 2024 and 2023:

	Number of Franchise Contracts at the Beginning of Period	Number of Newly Joined Franchisees	Number of Terminated Franchisees	Number of Franchise Contracts at the End of Period
For the fiscal year ended October 31, 2023	49	6	17	38
For the fiscal year ended October 31, 2024	38	8	1	45
For the fiscal year ended October 31, 2025	45	5	28	22

As of October 31, 2025, we had 22 franchisees (“2025 Franchisees”). As of October 31, 2025, we had 22 franchisees as a result of (i) 17 franchisees renewed their contracts and 28 expired (“Renewed Franchisees”); (ii) 5 newly contracted franchisees.

The revenue for the fiscal year ended October 31, 2025 comprised the revenue from (i) Renewed Franchisees of US$601,012, Terminated franchisees of 736,734 (ii) newly contracted franchisees of US$173,063.

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

The revenue for the fiscal year ended October 31, 2023 comprised the revenue from (i) 2022 Franchisees of US$1,200,789.82, (ii) Renewed Franchisees of US$419,134.72, and (iii) newly contracted franchisees of US$190,296.

Our franchise fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year. For details, see “Note 2 — Summary of Significant Accounting Policies — Revenue Recognition.” The revenue for the fiscal year ended October 31, 2025 decreased by appropriately 10% as compared to the fiscal year ended October 31, 2024.The primary reason is that the decline in the number of franchisees has led to a decrease in franchise fee revenue.

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

Selling and marketing expenses

For the fiscal year ended October 31, 2025, our selling and marketing expenses were $625,289, while for the fiscal year ended October 31, 2024, our selling and marketing expenses were $361,327, representing an increase of $263,962, or 73%. The main reason for the increase is (i)the increase of $100,120 in payroll and welfare expenses based on the increased directly-operated store and increased sales staff and increased annual bonuses; (ii)the increase in Store Rental expenses and Renovation costs of $127,781 from $31,192 in FY2024 to $158,973in FY2025 because the increased directly-operated store ; and (iii) the increase in promotion expenses of $27,662 from $10,829 for FY2024 to $38,491 for FY2025 as a result of continuously optimization of marketing approaches.

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

General and administrative expenses

For the fiscal year ended October 31, 2025, our general and administrative expenses were $25,483,541, while for the fiscal year ended October 31, 2024, our general and administrative expenses were $814,857, representing a increase of $24,668,684 or 3,027%. The increase was primarily attributable to the following reasons: (i) the increase in Share-based Payment Expense of $24,070,200 from $nil for FY2024 to $24,070,200 for FY2025 as the payment of the Share-based payment expenses; (ii) the increase in professional expenses of $424,404 from $411,750 for FY2024 to $ 836,154 for FY2025 as the payment for Investor Relations Website Press Release, financial services of ONE SUPREME HOLDINGS LIMITED and NASDAQ; and (iii)the increase in Payroll and welfare expenses of $ 136,758 as the distribution of listing bonuses.

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

Research and development expenses

For the fiscal year ended October 31, 2025, our R&D expenses were $238,184, while for the fiscal year ended October 31, 2024, our R&D expenses were $36,714, representing an increase of $201,470 or 549%. The increase was primarily attributable to the following reasons: (i) the increase in research and development expenses of Cell Therapies of $194,032 from $nil for FY2024 to $194,032 for FY2025; (ii) the increase in raw materials of $ 4,851 from $nil for FY2024 to $ 4,851 for FY2025.; and (iii) the increase in patent expenses of $ 3,929 from 395 for FY2024 to $4,324 for FY2025.

For the fiscal year ended October 31, 2024, our R&D expenses were $36,714, while for the fiscal year ended October 31, 2023, our R&D expenses were $30,881, representing an increase of $5,833 or 19%. R&D expenses for the fiscal years ended October 31, 2024 and 2023 remained relatively stable.

Allowance for expected credit losses

Allowance for expected credit losses derives from allowances on accounts receivable and loan receivable from franchisees, based on past collection experience, current economic conditions, future economic conditions and changes in the Company’s customer collection trends. Allowance for expected credit losses of accounts receivables and franchisee loan and other receivables were $184,204 for the fiscal year ended October 31, 2025 representing an increase of $4,301 or 2% from $179,903 for the fiscal year ended October 31, 2024.

Allowance for accounts receivables decreased by $86,992 from $231,851 as of October 31, 2024 to $144,859 as of October 31, 2025, primarily due to the decreased balance of accounts receivables from $562,743 as of October 31, 2024 to $400,703 as of October 31, 2025.

Allowance for franchisee loan increased by $177,356 from $55,520 as of October 31, 2024 to $232,876 as of October 31, 2025, primarily due to the increase of past-due loans.

Allowance for other receivables decreased by $40,011 from $51,013 as of October 31, 2024 to $11,002 as of October 31, 2025, primarily due to the deregistration of a franchisee, a provision of USD 38,613 for bad debts was written off.

Allowance for expected credit losses derives from allowances on accounts receivable and loan receivable from franchisees, based on past collection experience, current economic conditions, future economic conditions and changes in the Company’s customer collection trends. Allowance for expected credit losses of accounts receivables and franchisee loan and other receivables were $179,903 for the fiscal year ended October 31, 2024, representing an increase of $27,795 or 18% from $152,108 for the fiscal year ended October 31, 2023.

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

Interest income (expense)

Interest income and bank income mainly come from the bank transfer fees and deposit interest. Net of Interest income for the fiscal years ended October 31, 2025 and 2024 was approximately $6,056 and $783, respectively.

Interest income and bank income mainly come from the bank transfer fees and deposit interest. Net of Interest income for the fiscal years ended October 31, 2024 and 2023 was approximately $783 and $1,590, respectively.

Income tax expense (benefit)

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

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng and ParkHa Investment, with annual taxable income not exceeding RMB 1 million for the year ended October 31, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Ai Meihui obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 30, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Ai Meihui on August 22, 2025, has been approved. Upon review, Ai Meihui’s account shall implement a monthly taxable amount of 0 yuan from August 1, 2025, to December 31, 2025.

Xinyuexuan obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 19, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Xinyuexuan on August 11, 2025, has been approved. Upon review, Xinyuexuan’s account shall implement a monthly taxable amount of 0 yuan from July 1, 2025, to December 31, 2025.

The income tax expense for the fiscal years ended October 31, 2025 and 2024 were approximately $280,646and $314,860, respectively.

The income tax expense for the fiscal year ended October 31, 2025 was adjusted by (i)the increase in the income tax expense by $6,209,492, of which $34,827 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $6,202,101 because Park Ha Cayman is not subject to tax, of which $(4,404) because Wuxi Muchen,Wuxi Mufeng and ParkHa Investment enjoyed a preferential rate of 5% for small and Low-Profit Enterprises, of which $(23,032)because Aimei Hui and Xinyuexuan enjoyed Deemed Provision Tax Assessment; (ii)the decrease in the income tax expense of $45,429 due to the effect of super deduction of R&D expenses of $199,378; and (iii)the increase in the income tax expense by 134,531 because Park Ha Jiangsu and Park Ha Shanghai recorded net loss for the fiscal year ended October 31, 2025;and (iv)the increase in the income tax expense of $3,078 due to the effect of entertainment expenses of $19,956.

The income tax expense for the fiscal year ended October 31, 2024 was adjusted by (i)the increase in the income tax expense by $112,241, of which $14,259 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $93,472 because Park Ha Cayman is not subject to tax, of which $4,510 because Park Ha Jiangsu enjoyed a preferential rate of 15% in 2024 and 20% in 2023; (ii)the decrease in the income tax expense of $5,507due to the effect of super deduction of R&D expenses of $36,714; and (iii)the increase in the income tax expense by 7,260, of which $(3,827) as a result of offsetting previous years’ tax losses of $25,512 of Park Ha Jiangsu, of which $11,087 because Park Ha Shanghai recorded net loss for the fiscal year ended October 31, 2024;and (iv) the increase in the income tax expense of $2,510 due to the effect of non-deductible expenses of $15,962

The income tax expense for the fiscal year ended October 31, 2023 was adjusted by (i) the decrease in the income tax expense of $13,767 as a result of offsetting previous years’ tax losses of $50,630; (ii) the decrease in the income tax expense of $4,632 due to the effect of super deduction of R&D expenses of $23,160; (iii) the increase in the income tax expense of $48,158 due to the effect of non-deductible expenses of $193,168; and (iv) the increase in the income tax expense of $4,375 because Park Ha Jiangsu enjoyed a preferential rate of 20% and Park Ha Shanghai recorded net loss for the fiscal year ended October 31, 2023.

Net Loss/income

As a result of the foregoing, for the fiscal year ended October 31, 2025, our loss was $24,364,753, compared to net income $478,561 for the fiscal year ended October 31, 2024, representing an decrease of $24,843,314 or 5,191%.

As a result of the foregoing, for the fiscal year ended October 31, 2024, our net income was $478,561, compared to $852,042 for the fiscal year ended October 31, 2023, representing a decrease of $373,481 or 44%.

Working capital and capital resources

As of October 31, 2025, we had $3,787,678 in cash as compared to $547,498 as of October 31, 2024. The Company’s working capital and other capital needs mainly come from shareholders’ equity contributions and operating cash flows. Cash is needed to pay for inventory, wages, sales expenses, rent, income tax, and other operating expenses.

Although the Company’s management believes that the cash generated from operations will be sufficient to meet the Company’s normal working capital needs, its ability to service its current debts will depend on its future realization of its current assets for at least the next 12 months. The management has considered historical experience, economic conditions, trends in the beauty industry, the collectability of accounts receivable as of October 31, 2025, and the realization of inventory. Based on these considerations, the management believes that the Company has sufficient funds to meet its working capital needs and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that the management’s plan will be succeed. There are many factors that may occur and cause the Company’s plan to fall short, such as economic conditions, competitive pricing in the industry and the continuous support of our suppliers. If future operating cash flows and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or postpone its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow data for the fiscal years ended October 31, 2025, 2024 and 2023:

	For the years ended October 31,
	2025	2024	2023
Net cash provided by operating activities	$85,852	$960,470	$126,537
Net cash (used in)provided by investing activities	(572,927)	(508,143)	1,023,419
Net cash provided by(used in) financing activities	3,735,677	(957,389)	(676,925)
Net increase of cash	3,248,602	(505,062)	473,031
Effect of foreign currency translation	(8,422)	18,926	(14,108)
Cash and cash equivalents– beginning of period	547,498	1,033,634	574,711
Cash and cash equivalents– end of period	$3,787,678	$547,498	$1,033,634

Net cash provided by operating activities

For the fiscal year ended October 31, 2025, the net cash provided by operating activities was $85,852, as compared to the net cash provided by operating activities of $960,470 for the fiscal year ended October 31, 2024. The decrease in net cash provided by operating activities was mainly due to the(i) decrease in fluctuations of contractual liabilities of $198,149, (ii) decrease in fluctuations of other receivables and other current assets of $287,456, (iii) increase in fluctuations of accounts receivable of $170,718, and(iv) increase in fluctuations of accounts payable of $164,236 for the year ended October 31, 2025.

For the fiscal year ended October 31, 2024, the net cash provided by operating activities was $960,470, as compared to the net cash provided by operating activities of $126,537 for the fiscal year ended October 31, 2023. The increase in net cash provided by operating activities was mainly due to the (i) increase in fluctuations of contractual liabilities of $1,057,807, (ii) decrease in fluctuations of accounts payable of $245,557, (iii) increase in fluctuations of accounts receivable of $239,005, (iv) increase in fluctuations of other receivables and other current assets of $228,893, and (v)decrease in fluctuations of other non-current assets of $168,396 for the year ended October 31, 2024.

Net cash (used in)provided by investing activities

For the fiscal year ended October 31, 2025, the net cash used in investment activities was $572,927, as compared to the net cash used in investment activities of $508,143 for the fiscal year ended October 31, 2024. The increase in net cash used in investment activities is mainly due to the decrease of loans repayment from franchisees.

For the fiscal year ended October 31, 2024, the net cash used in investment activities was $508,143, as compared to the net cash provided by investment activities of $1,023,419 for the fiscal year ended October 31, 2023. The decrease in net cash provided by investment activities is mainly due to the payment of franchisee loans granted to franchisees.

Net cash provided by(used in) financing activities

For the fiscal year ended October 31, 2025, the net cash provided by financing activities was $3,735,677, as compared to the net cash used in financing activities of $957,389 for the fiscal year ended October 31, 2024. The net cash provided by financing activities for the fiscal year ended October 31, 2025 was mainly due to the proceeds from issuance of shares

For the fiscal year ended October 31, 2024, the net cash used in financing activities was $957,389, as compared to the net cash provided by financing activities of $676,925 for the fiscal year ended October 31, 2023. The net cash used in financing activities for the fiscal year ended October 31, 2024 was mainly due to the payments to deferred IPO Cost.

Non-cash lease expenses

For the fiscal year ended October 31, 2025, our Company has operating leases for nine operating leases for its five self-operated stores, two employee dormitories, one warehouse and one office.

The right to use assets and liabilities of operating leases are recognized on the lease commencement date based on the present value of lease payments during the lease term. The discount rate used to calculate present value is the incremental borrowing rate, or (if any) the interest rate implied in the lease. The company mainly determines the incremental loan interest rate for each lease based on its lease term in China, with approximately 3.25%, 3.75% and 3.73% for the fiscal years ended October 31, 2025, 2024 and 2023, respectively.

For the fiscal years ended October 31, 2025, 2024 and 2023, the operating lease charges were $37,386, $30,425 and $45,869, respectively.

	For the years ended October 31,
	2025	2024	2023
Lease Cost
Operating lease cost	$37,386	$30,425	$45,869

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$37,043	$30,435	$44,654

The components of the lease fee and the supplementary cash flow related to the lease are as follows:

As of October 31, 2025, 2024 and 2023, the weighted average lease term and discount rate are as follows:

	For the years ended October 31,
	2025	2024	2023
Weighted average remaining lease term – operating leases (in years)	2.47	4.64	1.54
Average discount rate – operating lease	3.25%	3.75%	3.73%

The supplementary balance sheet information related to leasing is as follows:

	As of October 31,
	2025	2024
Operating leases
Right-of-use assets	$180,243	$70,739

Operating lease liabilities, current	$104,254	$17,573
Operating lease liabilities, non-current	$75,915	$52,745
Total operating lease liabilities	$180,169	$70,318

The undiscounted minimum future lease payment schedule is as follows:

For the years ending October 31,
2026	39,090
2027	75,201
2028	48,071
2029	23,606
2030	—
Total undiscounted lease payments	185,968
Less imputed interest	(5,799)
Total lease liabilities	180,169

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

The customers accounting for 10% or more of the Company’s revenue include the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of Company revenue
Customer G	6%	10%	10%
Customer F	6%	10%	10%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s accounts receivable
Customer A	—%	17%	16%
Customer B	—%	7%	9%
Customer C	—%	1%	11%
Customer D	4%	3%	4%
Customer E	—%	8%	3%
Customer F	—%	15%	18%
Customer G	—%	4%	17%
Customer J	28%	—%	—%
Customer L	11%	—%	—%
Customer K	15%	—%	—%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s purchases
Supplier A	8%	15%	9%
Supplier B	9%	11%	7%
Supplier C	5%	10%	—%
Supplier D	26%	—%	—%
Supplier E	11%	5%	1%
Supplier F	1%	11%	58%

The suppliers that accounted for 10% or more of the Company’s accounts payable comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s accounts payable
Supplier F	—%	36%	63%
Supplier G	81%	55%	7%
Supplier H	19%	9%	4%

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of October 31, 2025 and October 31, 2024, the Company’s advances from customer deposit and unearned franchise fee amounted to $194,753 and $325,924 respectively.

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

Our account receivables, loans receivable from franchisees, due from related parties and other receivables which is included in other receivables and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of loans receivable from franchisees, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For account receivables, due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, loans receivable from franchisees, due from related parties and other receivables are recognized and carried at original amount less an allowance for credit losses, as necessary. As of October 31, 2025 and 2024, allowance for credit losses for accounts receivable amounted to $144,859 and $231,851, respectively, allowance for credit losses for loan to franchisees amounted to $232,876, and $55,520, respectively, and allowance for credit losses for other receivables amounted to $11,002 and $51,013, respectively.

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

Name	Age	Position
Xiaoqiu Zhang	46	Chief Executive Officer, Chairperson of the Board of Directors
Li Wang	43	Director
Xiaoyan Zhu	48	Chief Financial Officer
Xinyu Li	41	Product Manager, Chief Technology Officer
Yanan Shan	41	Independent Director
Qixiong Sheng	46	Independent Director
Xiaozhong Yu	46	Independent Director
Da Yang	38	Independent Director,resigned on August 25,2025

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

Mr. Da Yang is our independent director. Mr. Yang has had many years of experience in sales and marketing. Mr. Yang served as the market director in Beijing City New Space Technology Co., Ltd. since January 2021. From June 2017 to June 2020, Mr. Yang was a senior marketing manager in Gome Insurance Brokers Limited. From October 2015 to August 2016, Mr. Yang was an assistant to the general manager in Dade Liangju Trading (Beijing) Co., Ltd. Mr. Yang obtained his college degree in music performance (music) from Capital Normal University in 2008.MR.Da Yang resigned from the company on August 25, 2025.

Family Relationships

There are no family relationships among any of our directors or executive officers as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended October 31, 2025, we paid an aggregate of RMB368,846 (US$51,120) to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

D. Employees

As of October 31, 2025, we had 40 full-time employees in China. The following table sets forth a breakdown of our full-time employees by function as of October 31, 2025.

Functions	As of October 31, 2025
Senior Management	3
Warehouse Management	1
Finance	1
Research and Development	1
Production & Procurement	1
Sales and Marketing	29
Human Resources & Administration	2
General Affairs	3
Total	41

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

E. Share Ownership

As of the date of this annual report, the company authorized share capital is US$3,000,000 divided into 2,400,000,000 Class A Ordinary Shares of par value of US$0.001 each and 600,000,000 Class B Ordinary Shares of par value US$0.001 each, of which 2,839,524 have been issued and outstanding as Class A Ordinary Shares of par value of US$0.001 each and 381,000 have been issued and outstanding as Class B Ordinary Shares of par value of US$0.001.

The following tables sets forth the principal holders of the company issued and outstanding share capital and their respective shareholding as the date of this annual report.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%(1)	Number	%(1)%
Name of Beneficial Owners
Directors and Executive Officers:
Xiaoqiu Zhang(2)	—	—	381,000	100	72.85
Li Wang(3)	*	*	—	—	—
Xiaoyan Zhu(3)	*	*	—	—	—
Xinyu Li	—	—	—	—	—
Yanan Shan	—	—	—	—	—
Qixiong Sheng	—	—	—	—	—
Xiaozhong Yu	—	—	—	—	—
All executive officers and directors as a group (6 persons)	—	—	381,000	100	72.85

5% or Greater Shareholders:			—	—	—
Xiaoqiu Holding Ltd(2)	—	—	381,000	100	72.85
Jie Cao	157,000	5.53	—	—	1.50
Lingfu Fan	154,600	5.45	—	—	1.48
Minyun Li	157,400	5.54	—	—	1.50
Liujie International Holding Limited	311,000	10.95	—	—	2.97
Qi Meng	147,400	5.19	—	—	1.41
Minyun International Holding Limited	251,000	8.84	—	—	2.40
Yajie International Holding Limited	311,261	10.96	—	—	2.98
Zhongyong Import And Export Trade Co., Limited	180,000	6.34	—	—	1.72
Qianqian Zhou	151,400	5.33	—	—	1.45
Others	1,018,463	35.87	—	—	9.74

*	Less than 1%

(1)	Applicable percentage of ownership is based on 2,839,524 class A Ordinary Shares and 381,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to twenty (20) votes per share.

(2)	Xiaoqiu Zhang beneficially owns 381,000 Class B Ordinary Shares indirectly through Xiaoqiu Holding Ltd, a company formed under the laws of the British Virgin Islands and of which Xiaoqiu Zhang is the sole shareholder and director.

(3)	Changxin International Limited Partnership, a company formed under the laws of the British Virgin Islands, of which Li Wang, Xiaoyan Zhu and Guozhen Liu are limited partners.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” The Company’s major shareholders do not have different voting rights than the other shareholders.

B. Related Party Transactions

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of Xinzhan, parent of Xiaoqiu Zhang
Fujun Yu	Legal representative and executive director of Park Ha Jiangsu, supervisor of Park Ha Shanghai
Hengquan Zhang	Supervior of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman
Li Wang	Supervior of Park Ha Investment,director of the Company

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $35, $14,399 and $nil as of October 31, 2025, 2024 and 2023, respectively.

The Company made advances to Mr. Hengquan Zhang for working capital to be paid on behalf of the Company. The balance due from Mr. Hengquan Zhang was $nil, $nil and $10,964 as of October 31, 2025, 2024 and 2023, respectively.

The Company made advances to Mr. Fujun Yu for working capital to be paid on behalf of the Company. The balance due from Mr. Fujun Yu was $nil, $nil and $6,277 as of October 31, 2025, 2024 and 2023, respectively.

Due to related party

The Company received advances from Ms. Guozhen Liu as working capital. The balance due to Ms. Guozhen Liu was $ nil, $nil and $6,565 as of October 31, 2025, 2024 and 2023, respectively.

The Company received advances from Ms. Xiaoqiu Zhang as working capital. The balance due to Ms. Xiaoqiu Zhang was $nil, $nil and $61,596 as of October 31, 2025, 2024 and 2023, respectively.

Ms. Li Wang made a payment for rent on behalf of the Company. The balance due to Ms. Li Wang was $ 7,026 and $nil as of October 31, 2025 and 2024, respectively.

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

C. Markets

See “— A. Offer and Listing Details” above.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

On October 24, 2025, Park Ha Biological Technology Co., Ltd. (the “Company”) announced a change of trading symbol for its ordinary shares to “BYAH” (from “PHH”), which the Company effective on the Nasdaq Stock Market at the open of trading on Monday October 28, 2025.

On October 24, 2025, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, announcing the ticker symbol change.

A. Share capital

As of October 31,2025, our authorized share capital is US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each and 3,000,000,000 Class B Ordinary Shares of par value of US$0.00002 each.

As of October 31,2025, before the reverse stock split, we have 14,824,403 Class A Ordinary Shares and 19,050,000 Class B Ordinary Shares issued and outstanding.

On February 9, 2026, we implement a 1-for-50 reverse stock split effective February 20, 2026, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Reverse Split. As of October 31, 2025, there were 296,488 Class A ordinary shares and 381,000 Class B ordinary shares issued and outstanding.

As of the date of this report, our authorized share capital is US$3,000,000 divided into 2,400,000,000 Class A Ordinary Shares of par value of US$0.001 each and 600,000,000 Class B Ordinary Shares of par value US$0.001 each.

As of the date of this report, we have 2,839,524 Class A Ordinary Shares and 381,000 Class B Ordinary Shares issued and outstanding.

B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as amended), insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Park Ha Cayman was incorporated as an exempted company with limited liability under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time (the “Articles”), and the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Act.” A Cayman Islands exempted company with limited liability:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Cayman Islands Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

In connection with the reverse stock split, we filed an Amended and Restated Memorandum of Association, with the Registry of Companies of the Cayman Islands on February 4, 2026 to reduce the authorized share capital of the Company from USD 3,000,000.00 divided into divided into 150,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share to 3,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 2,400,000,000 Class A ordinary shares with a par value of US$0.001 each with 1 vote per share and (ii) 600,000,000 Class B ordinary shares with a par value of US$0.001 each with 20 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares. As approved and authorized by a majority of the shareholders of at an extraordinary meeting of shareholders held on December 26, 2025, the Board of Directors of the Company subsequently approved the reverse stock split and the exact ratio of the reverse stock split on January 29, 2026.

As of the date of this report, our authorized share capital is US$3,000,000 divided into 2,400,000,000 Class A Ordinary Shares of par value of US$0.001 each and 600,000,000 Class B Ordinary Shares of par value US$0.001 each. All of our shares to be issued in the offering will be issued as fully paid. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders by way of poll, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares to bearer.

Subject to the provisions of the Cayman Companies Act and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Class A Ordinary Shares are listed on Nasdaq under the symbol “BYAH.”

Transfer Agent

The transfer agent and registrar for our Ordinary Shares is Transhare Corporation.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest as against the Company.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Conversion Rights

Class A Ordinary Shares are not convertible. Class B Ordinary Shares are convertible, at the option of the holder thereof, into Class A Ordinary Shares on a one-to-one basis.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied either (a) by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation or abrogation is not materially adverse to the interests of those shareholders, or (b) with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of that class of share, provided that the necessary quorum for such meeting shall be one or more persons holding or representing by proxy one-third of the issued shares of the class, and at which any holder of shares of the class present in person or by proxy may demand a poll.

Unless otherwise expressly provided by the terms of issue of any class, the rights conferred on the holders of shares of that class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by such sum, to be divided into shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as prescribed by that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	subject to the Cayman Islands Companies Act, sub-divide our shares or any of them into shares of smaller amounts than that fixed; and

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person.

Subject to the Cayman Islands Companies Act and the Articles, we may, by special resolution of our shareholders, reduce the share capital of the Company and any capital redemption reserve in any manner.

Calls on Shares and Forfeiture

The directors may, from time to time, make calls on the shareholders in respect of some or all of any monies unpaid on their shares, whether in respect of par value or the premium payable on those shares, and each shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment), pay to us at the time or times so specified the amount called on his shares. The directors may revoke or postpone a call at any time. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share and the holder or joint holders of a share at the time of a call shall remain liable to pay the call on that share, notwithstanding any subsequent transfer of the share being registered by the Company. If a sum called in respect of a share is not paid before or on the day appointed for payment of that call, the shareholder from whom it is due and payable shall pay interest on the sum at such rate as the directors may determine from the day appointed for payment of the call to the time of the actual payment. The directors may, at their discretion, waive payment of the interest in full or in part.

We have a first and paramount lien on every share (whether or not it is a fully paid share). The lien is for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share and for all debts, liabilities or other obligations owed, whether presently or not, by the shareholder or by one or more joint shareholders or by any of their estates to the Company.

At any time, the directors may declare any share to be wholly or in part exempt from the lien on shares provisions of the Articles. Our lien, if any, on a share shall extend to all distributions payable on it.

Unclaimed Dividend

Any dividend that remains unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call in respect of shares on the day appointed for payment, the directors may serve a notice on such shareholder naming a further date not earlier than the expiration of 14 days from the date of service on or before which the payment required by the notice is to be made and containing a statement that in the event of non-payment the shares, or any of them, will be liable to be forfeited.

If the requirements of such notice are not complied with, we may forfeit the shares together with any distributions declared payable in respect of the forfeited shares and not paid at any time before tender of payment.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by us as the directors determine.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with interest.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and to the rights attaching to any class of shares, we may by our directors:

(a)	issue shares on terms that they are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on such terms and in such manner the directors may, before the issue of those shares, determine;

(b)	purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors determine;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act including out of capital; and

(d)	permit the surrender of fully paid Shares for no consideration.

When making payments in respect of redemption or purchase of shares, the directors may make such payments in cash or in kind if so authorized by the terms of issue of those shares or with the agreement of the holder of those shares.

Transfer of Shares

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered on the register of members of the Company.

Where the shares in question are not listed on or subject to the rules of Nasdaq, shares are transferable, subject to the consent of our board of directors who may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason.

If our directors refuse to register a transfer of a share, they are required, within two months after the date on which the transfer was lodged, to notify the transferee of the refusal.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records. Under Cayman Islands law, the names of our current directors can generally be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

General Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings. We may but are not obliged to hold an annual general meeting.

Any director may convene general meetings at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. General meetings shall also be convened by any one or more of our directors on the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at our registered office in the Cayman Islands and may be delivered in counterpart. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse.

The director convening a general meeting shall give not less than seven days’ notice of a general meeting to those shareholders whose names on the date the notice is given appear as members in our register of members and are entitled to vote at the meeting. Such director shall also give such notice to each of the directors.

A general meeting held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

A general meeting is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy not less than 30% of the votes of shares entitled to vote on resolutions of shareholders to be considered at the meeting. Where a quorum comprises a single shareholder or proxy, such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

If, within two hours from the time appointed for the general meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

The chairman may, with the consent of the meeting at which a quorum is present, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any general meeting the chairman is responsible for deciding in such manner as considered appropriate whether any resolution proposed has been carried or not and the result of the decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution and the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favor of or against such resolution.

Preferred Shares

Pursuant to our amended and restated memorandum and articles of association, our directors have the authority to issue shares and other securities of the Company with such preferred, deferred or other special rights, restrictions or privileges whether with regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the directors may determine. We do not currently have plans to issue any preferred shares.

Directors

We may by ordinary resolution impose a maximum or minimum number of directors required to hold office at any time and vary such limits from time to time. Under the Articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

We may in general meeting fix a minimum shareholding required to be held by a director, but unless and until so fixed a director is not required to hold shares.

A director may be removed by ordinary resolution or by a resolution of our directors.

Subject to the provisions of the articles, the office of a director shall be vacated if:

(a)	he gives notice in writing to the Company that he resigns the office of director; or

(b)	he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or;

(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)	he is found to be or becomes of unsound mind; or

(e)	all the other directors (being not less than two in number) resolve that he should be removed as a director;

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our amended and restated memorandum and articles and any directions given by ordinary resolution, our business and affairs shall be managed by, or under the direction or supervision of, the directors. The directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs of the Company as are not by the Cayman Islands Companies Act, our amended and restated memorandum and articles or the terms of any special resolution required to be exercised by the shareholders. No alteration of our amended and restated memorandum and articles or any direction given by ordinary or special resolution shall invalidate any prior act of the directors that was valid at the time undertaken.

The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate director may not act as managing director and the appointment of a managing director shall automatically terminate if he ceases to be a director. Any such delegation may be made subject to any conditions the directors may impose and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of directors shall be governed by the Articles regulating the proceedings of directors, so far as they are capable of applying.

The directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of directors, so far as they are capable of applying.

The directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or authorized signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorized signatories as the directors may think fit and may also authorize any such attorney or authorized signatory to delegate all or any of the powers, authorities and discretions vested in him.

The directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the directors.

The directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

No person shall be disqualified from the office of director or alternate director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or transaction entered into by or on behalf of the Company in which any director or alternate director shall be in anyway interested be or be liable to be avoided, nor shall any director or alternate director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or transaction by reason of such director holding office or of the fiduciary relation thereby established. A director (or his alternate director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director or alternate director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. A general notice that a director or alternate director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Capitalization of Profits

The directors may capitalize any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the directors may make such provisions as they think fit in the case of shares becoming distributable in fractions.

Liquidation Rights

The shareholders may, subject to the Articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the Company to be wound up voluntarily. If the Company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, without prejudice to the rights of holders of shares issued upon special terms and conditions.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of the United Kingdom but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of the United Kingdom. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette.

Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, the Cayman Islands Companies Act contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) at least a majority in number of the creditors or class of creditors, who must, in addition, represent at least three-fourths in value of each such creditors or class of creditors; and/or (b) shareholders or a class of shareholders representing at least three-fourths in value of the shareholders or class of shareholders, in each case that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands (the “Grand Court”). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to follow and apply the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for liabilities incurred in their capacities as such as a result of any act or failure to act unless such losses or damages arise from their own actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings may also be convened by any one or more of our directors on the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at our registered office in the Cayman Islands and may be delivered in counterpart. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be vacated if: (a) he gives notice in writing to the Company that he resigns the office of director; or (b) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or; (c) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (d) he is found to be or becomes of unsound mind; or; (e) the other directors (being not less than two in number) resolve that he should be removed as a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles may only be amended by special resolution of our shareholders.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there are no restrictions on our ability to transfer cash to investors. See “Item 3 - Transfers of Cash to and from Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China.”

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

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of October 31, 2025, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of October 31, 2025. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the fiscal year ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Fiscal Years Ended October 31,
	2025	2024
	USD	USD
Audit Fees(1)	180,000	373,892
Audit-Related Fees(2)	16,000	-
Tax fees	-	-
Other Fees(3)	-	-
Total	196,000	373,892

(1)

Audit fees mean the aggregate fees billed for each of the fiscal years for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for the assurance and related services rendered by our auditor, which were not included under audit fees above.

(3)	Other fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our auditor for tax compliance, tax advice, tax planning and other services.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and restated Memorandum and Articles of Association, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed with the SEC on February 10, 2026)
2.1*	Description of Securities
2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on January 28, 2026)
2.3	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K filed with the SEC on January 28, 2026)
4.1	Employment Agreement between the Chief Executive Officer, Xiaoqiu Zhang, and the Company, dated July 8, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.2	Employment Agreement between the Chief Financial Officer, Xiaoyan Zhu, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.3	Employment Agreement between the Chief Technology Officer, Xinyu Li, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.4	Form of the Director Offer Letter by and between the Registrant and Independent Director (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.5	Park Ha Cayman March 2025 Share Incentive Plan (incorporated by reference to the Form S-8 filed with the SEC on March 3, 2025)
4.6	Park Ha Cayman July 2025 Share Incentive Plan (incorporated by reference to Form S-8 filed with the SEC on July 10, 2025)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
11.2	Insider Trading Policies (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Park Ha Biological Technology Co., Ltd.

Date: March 2, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Park Ha Biological Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Park Ha Biological Technology Co., Ltd and its subsidiaries (collectively the “Company”) as of October 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows in each of the years in the three-year period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

March 02, 2026

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Balance Sheets

As of October 31, 2025 and 2024

	October 31, 2025	October 31, 2024
ASSETS
Current assets
Cash and cash equivalents	3,787,678	547,498
Accounts receivables, net	255,844	330,892
Due from related parties	35	14,339
Inventories, net	75,214	71,486
Advances to suppliers	9,384	19,168
Loans receivable from franchisees, net	1,021,181	745,992
Other receivables and other current assets	352,626	1,114,871
Total current assets	5,501,962	2,844,246
Non-current Assets
Property and equipment, net	157,999	103,960
Intangible assets, net	6,639	7,621
Operating lease right of use asset, net	180,243	70,739
Other non-current assets	105,773	56,717
Total non-current assets	450,654	239,037
TOTAL ASSETS	5,952,616	3,083,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	12,013	24,069
Due to related parties	7,026	—
Taxes payable	1,375,488	1,001,024
Operating lease liabilities – current	104,254	17,573
Contract liability	194,753	325,924
Accruals and other payables	188,312	155,863
Total current liabilities	1,881,846	1,524,453
Non-current liabilities
Operating lease liabilities – non-current	75,915	52,745
Total non-current assets	75,915	52,745
TOTAL LIABILITIES	1,957,761	1,577,198

Commitments and contingencies	—	—

Shareholders’ equity
Class A Ordinary Shares, $0.001 par value; 12,000,000,000 shares authorized; 296,488 and 119,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively;*	296	119
Class B Ordinary Shares, $0.001 par value; 3,000,000,000 shares authorized; 381,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively*	381	381
Subscription receivable	—	—
Additional paid in capital	28,021,581	1,161,211
Statutory reserve	217,264	131,962
(Accumulated deficits) Retained earning	(24,178,267)	271,788
Accumulated other comprehensive loss	(66,400)	(59,376)
Total Shareholders’ equity	3,994,855	1,506,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,952,616	3,083,283

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended October 31, 2025, 2024 and 2023

	Year Ended October 31, 2025	Year Ended October 31, 2024	Year Ended October 31, 2023
Revenues, net	2,524,843	2,381,851	2,459,102
Cost of revenues	142,526	195,336	310,989
Gross profit	2,382,317	2,186,515	2,148,113

Operating expenses
Selling and marketing expenses	625,289	361,327	299,615
General and administrative expenses	25,483,541	814,857	484,955
Research and development expenses	238,184	36,714	30,881
Allowance for expected credit losses	184,204	179,903	152,108
Total operating expenses	26,531,218	1,392,801	967,559
Operating (loss) income	(24,148,901)	793,714	1,180,554

Other income (expense):
Other income (expense)	58,738	(1,076)	(575)
Interest income	6,097	783	1,590
Interest expense	(41)	—	—
Total other income (expenses)	64,794	(293)	1,015

(Loss) income before income tax	(24,084,107)	793,421	1,181,569

Income tax expenses (benefits)	280,646	314,860	329,527

Net (loss) income	(24,364,753)	478,561	852,042

Other comprehensive income (loss):
Foreign currency translation adjustments	(7,024)	14,551	(28,111)
Total comprehensive (loss) income	(24,371,777)	493,112	823,931

(Loss) earnings per share:
Ordinary shares – basic and diluted	(41.38)	0.96	1.70
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted*	588,866	500,000	500,000

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2025, 2024 and 2023

						Retained	Accumulated
	Ordinary Shares*			Additional		earning	Other
	Number of		Subscription	Paid-in	Statutory	(Accumulated	Comprehensive	Total
	Shares	Amount	Receivable	Capital	Reserve	Deficits)	loss	Equity
Balance at October 31, 2022	500,000	500	（500）	1,122,946	—	(926,853)	(45,816)	150,277
Contribution in capital	—	—	—	38,265	—	—	—	38,265
Net income	—	—	—	—	—	852,042	—	852,042
Appropriation to statutory reserve	—	—	—	—	30,422	(30,422)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(28,111)	(28,111)
Balance at October 31, 2023	500,000	500	(500)	1,161,211	30,422	(105,233)	(73,927)	1,012,473
Contribution in capital	—	—	500		—	—	—	500
Net income	—	—	—	—	—	478,561	—	478,561
Appropriation to statutory reserve	—	—	—	—	101,540	(101,540)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	14,551	14,551
Balance at October 31, 2024	500,000	500	—	1,161,211	131,962	271,788	(59,376)	1,506,085
Issuance of shares, net	27,488	27	—	2,790,320	—	—	—	2,790,347
Share-based Compensation	150,000	150	—	24,070,050	—	—	—	24,070,200
Net loss	—	—	—	—	—	(24,364,753)	—	(24,364,753)
Appropriation to statutory reserve	—	—	—	—	85,302	(85,302)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(7,024)	(7,024)
Balance at October 31, 2025	677,488	677		28,021,581	217,264	(24,178,267)	(66,400)	3,994,855

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2025, 2024 and 2023

	Year Ended October 31, 2025	Year Ended October 31, 2024	Year Ended October 31, 2023
Cash flows from operating activities
Net (loss) income	(24,364,753)	478,561	852,042
Depreciation and amortization	109,369	22,686	20,063
Allowance for credit losses	184,204	179,903	152,108
Allowance for Inventory	12,360	—	—
Inventory write-off	1,430	15,955	1,231
Deferred tax benefits	(26,671)	(21,465)	(33,737)
Non-cash lease expenses	37,386	30,425	45,896
Share-based Compensation Expense	24,070,200	—	—
Other non-cash operating expense	153,802	—	—
Changes in operating assets and liabilities:
Accounts receivable	71,978	(98,740)	(337,745)
Inventories	(17,458)	10,472	(2,823)
Advances to suppliers	9,653	76,909	8,959
Other receivables and other current assets	(324,318)	(36,862)	(265,755)
Operating advance payments to related parties	(35)	—	—
Other non-current assets	(20,323)	9,620	178,016
Accruals and other payables	(1,843)	27,450	35,281
Accounts payable	(11,894)	(176,130)	69,427
Taxes payable	369,232	403,396	437,310
Contract liability	(129,424)	68,725	(989,082)
Operating lease liabilities	(37,043)	(30,435)	(44,654)
Net cash provided by operating activities	85,852	960,470	126,537

Cash flows from investing activities
Purchase of equipment and intangible assets	(88,825)	(85,569)	(22,676)
Loans to franchisees	(1,103,211)	(1,236,518)	(311,083)
Loan repayment from franchisees	604,964	810,660	1,361,609
Loans to the third party	(6,030,001)	—	—
Loans repayment from the third party	6,030,001	—	—
Advance to related parties	—	(28,256)	(20,028)
Repayment from related parties	14,145	31,540	15,597
Net cash (used in) provided by investing activities	(572,927)	(508,143)	1,023,419

Cash flows from financing activities
Proceeds from shareholder’s contribution of capital	—	500	38,265
Proceeds from issuance of shares	4,277,807	—	—
Borrowing from related parties	6,930	4,175	60,893
Repayment to related parties	—	(73,310)	(776,083)
IPO Cost	(549,060)	(888,754)	—
Net cash provided by (used in) financing activities	3,735,677	(957,389)	(676,925)

Net increase (decrease) in cash	3,248,602	(505,062)	473,031

Effect of exchange rate changes on cash	(8,422)	18,926	(14,108)
Cash and cash equivalents– at the beginning of the year	547,498	1,033,634	574,711
Cash and cash equivalents– at the end of the year	$3,787,678	$547,498	$1,033,634

Supplementary cash flow information:
Interest paid	$—	$—	$—
Non-cash investing and financing activities:
Noncash obtained leasehold improvements	72,862	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$144,863	$65,884	$52,731

The accompanying notes are an integral part of these consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022. The Company is an investment holding company; its primary business operations are conducted through its subsidiaries and VIEs as described below.

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

Shanghai Park Ha Industrial Development Co., Ltd. (“Park Ha Shanghai”) was incorporated on April 17, 2017 in the PRC as a wholly owned subsidiary of Wuxi XinZhan. Park Ha Shanghai’s primary business includes beauty services, sales of beauty products and devices.

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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Wuxi Mufeng Biotechnology Co., Ltd (“Wuxi Mufeng”) and Wuxi Muchen Biotechnology Co., Ltd were incorporated on February 21, 2025 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Park Ha Jiangsu.

Xinyuexuan Beauty Salon（“xinyuexuan”）was incorporated on July 28, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its variable interest entity (“VIE”).

Aimei Hui Beauty Salon(“Aimei Hui”) was incorporated on August 11, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE.

Huishan DistrictXuanyayue (“xuanyayue”) was incorporated on January 22,2025,in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its VIE. Xuanyayue closed down on October 10, 2025,

In support of its business expansion, the Company established three salons—Xinyuexuan, Aimei Hui, and Xuanyayue—during fiscal year 2025, in which neither it nor its subsidiaries hold any equity interest. Control over these entities is exercised by Park Ha Jiangsu through contractual arrangements in lieu of direct ownership. Pursuant to these agreements, Park Ha Jiangsu, as the actual capital contributor, is responsible for their operational management and is entitled to all profits as well as bears all losses arising therefrom. Accordingly, the Company consolidates the accounts of these entities for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Park Ha Biological Technology Co., Ltd., its subsidiaries and VIEs are collectively referred to as the “Company”.

The accompanying consolidated financial statements reflect the activities of Park Ha Cayman and each of the following entities:

Name	Background	Ownership
Park Ha Biological Technology (HK) Co., Ltd.	Incorporated on October 25, 2022 as a limited liability company in Hong Kong	100% owned by Park Ha Cayman
Park Ha Investment (Wuxi) Co., Ltd.	Incorporated on May 5, 2023 as a limited liability company in the PRC	100% owned by Park Ha HK
Jiangsu Park Ha Biological Technology Co., Ltd.	Incorporated on August 13, 2019 as a limited liability company in the PRC	100% owned by Park Ha Investment
Wuxi Xinzhan Enterprise Management Consulting Co., Ltd.	Incorporated on March 31, 2016 as a limited liability company in the PRC	100% owned by Park Ha Investment
Shanghai Park Ha Industrial Development Co., Ltd.	Incorporated on April 17, 2017 as a limited liability company in the PRC	100% owned by Xinzhan
Wuxi Muchen Biotechnology Co., Ltd	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Wuxi Mufeng Biotechnology Co., Ltd.	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Xinyuexuan Beauty Salon，Wuxi Economic Development Zone	Incorporated on July 28, 2025	100% agreement control by Park Ha Jiangsu
Aimeihui Beauty Center Wuxi Economic Development Zone	Incorporated on August 11, 2025	100% agreement control by Park Ha Jiangsu
Huishan District Xuanyayue Beauty Salon	Incorporated on January 22, 2025	100% agreement control by Park Ha Jiangsu (close down on Oct.10 2025)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

Exchange rate used for the translation as follows:

US$ to RMB	Period End	Average
October 31, 2025	7.1169	7.2153
October 31, 2024	7.1178	7.1855
October 31, 2023	7.2882	7.0560

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

Property and Equipment

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Office furniture	5 years
Motor vehicle	4 years
Office equipment	2.5–5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment charge recognized for the years ended October 31, 2025 and 2024.

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

Share-based compensation

Share-based compensation is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Sales of Beauty Products and Devices:

The contracts for sales of beauty products and devices are established either through direct transactions or through formal agreements, creating enforceable rights and obligations for both parties. For these sales, the Company recognizes a single performance obligation: the transfer of goods to the customer. There are no additional identifiable promises within these contracts. The transaction price is fixed and determined at inception, and payment is collected in full in advance. The Company does not offer any discounts or volume discount incentives to either franchisees or non-franchisee customers. The Company does not offer price protection but do allow for the return of goods in cases of quality issues, adhering to the standard warranty practices. The Company recorded reserve for sales returns was $nil for the fiscal years ended October 31, 2025 and 2024.

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

The Company also offers short-term loans to certain franchisees, with terms not exceeding six months. The availability and amount of such loans may vary depending on the size of the franchise arrangement. Given the short duration of these loans, as a practical expedient, the Company does not adjust for the effects of a significant financing component.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of October 31, 2025 and 2024, the Company’s advances from customer deposit and unearned franchise fee amounted to $194,753 and $325,924, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Cost of revenues

Costs of revenues of beauty products and devices consist primarily of materials costs, shipping and handling expenses, inspection costs and related costs, which are directly attributable to products. Write-down of inventories is also recorded in cost of revenues, if any.

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

Selling and marketing expense

Sales and marketing expenses consist primarily of rent, depreciation of leasehold improvements, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to $ 24,124 and $1,392 for the years ended October 31, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses consist primarily of Share based Payment and salaries and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Research and development

The Company expenses research and development expenses when incurred as periodic costs. The Company recognized research and development expenses for the years ended October 31, 2025 and 2024 in the amounts of $238,184 and $36,714, respectively. Research and development expenses primarily comprise of outsourced costs, employees’ wages and benefits, as well as expenditures related to patent fees.

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

Park Ha Jiangsu, Wuxi Xinzhan, and Park Ha Shanghai all pay taxes as small-scale enterprises, with a tax rate of 3%, so it is impossible for them to have deductible input tax;

Wuxi Muchen and Wuxi Mufeng are exempt from tax as their monthly sales do not exceed RMB100,000 according to the preferential policies for small-scale enterprises;

Aimeihui and Xinyuexuan, as individual businesses, are not required to pay taxes after being reviewed by the tax bureau based on the fixed tax system.

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

Comprehensive Income (Loss)

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

Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended October 31, 2025 and 2024, the Company does not have any dilutive ordinary shares equivalents,therefore, a separate computation of diluted earnings (loss) per share is not presented.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of October 31, 2025 and 2024.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are currently evaluating the impact of the update on our consolidated financial statements and related disclosures.

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

Note 3 – Variable interest entity

On July 28, 2025, August 11,2025 and January 22, 2025, Park Ha Jiangsu entered into the Contractual Arrangements with Xinyuexuan, Aimeihui and Xuanyayue. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Xinyuexuan , Aimeihui and Xuanyayue as a VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Park Ha Jiangsu is deemed to have a controlling financial interest and be the primary beneficiary of Xinyuexuan, Aimeihui and Xuanyayue, because it has both of the following characteristics:

(1)	The power to direct activities at Xinyuexuan, Aimeihui and Xuanyayue, that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Xinyuexuan, Aimeihui and Xuanyayue that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Park Ha Jiangsu, as the actual capital contributor, is responsible for their operational management and is entitled to all profits generated from these entities as well as bears all losses incurred thereby. The Contractual Arrangements are designed so that Xinyuexuan, Aimeihui and Xuanyayue operates for the benefit of Park Ha Jiangsu and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as Individually-Owned Business under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Xinyuexuan ,Aimeihui and Xuanyayue are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Variable interest entity (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	October 31, 2025	October 31, 2024
ASSETS
Current assets
Cash and cash equivalents	97,472	-
Accounts receivables, net	2,006	-
Amounts due from Group companies	2,062	-
Inventories, net	3,611	-
Other receivables and other current assets	570	-
Total current assets	105,721	-
Non-current Assets
Property and equipment, net	99,675	-
Operating lease right of use asset, net	34,508	-
Other non-current assets	1,405	-
Total non-current assets	135,588	-
TOTAL ASSETS	241,309	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to Group companies	76,226	-
Operating lease liabilities – current	22,526	-
Accruals and other payables	36,255	-
Total current liabilities	135,007	-
Non-current liabilities
Operating lease liabilities – non-current	12,901	-
Total non-current assets	12,901	-
TOTAL LIABILITIES	147,908	-

The summarized operating results of the VIEs are as follows:

	Year Ended October 31, 2025	Year Ended October 31, 2024
Revenues, net	130,791	-
Cost of revenues	3,797	-
Gross profit	126,994	-

Operating expenses
Selling and marketing expenses	36,872	-
General and administrative expenses	1,146	-
Total operating expenses	38,018	-
Operating income	88,976	-

Other income (expense):
Other income (expense)	3,149	-
Interest income	2	-

Total other income (expenses)	3,151	-

Net income	92,127	-

In accordance with contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs as of October 31, 2025 and 2024. As the respective VIEs are incorporated as individual business under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 4 — ACCOUNTS RECEIVABLES, NET (cont.)

Accounts receivables, net is comprised of the following:

	October 31, 2025	October 31, 2024
Accounts receivables – Non-franchisees	22,331	157,769
Allowance for expected credit losses	(17,866)	(157,769)
Accounts receivables, net – Non-franchisees	4,465	—

	October 31, 2025	October 31, 2024
Accounts receivables – Franchisees	378,372	404,974
Allowance for expected credit losses	(126,993)	(74,082)
Accounts receivables, net – Franchisees	251,379	330,892

The following is a summary of the activity in the allowance for expected credit losses:

	October 31, 2025	October 31, 2024
Balance at beginning of year – Non-franchisees	157,769	24,398
Provision	—	132,787
Reversal	(50,091)	—
Written-off	(87,923)	—
Effect of translation adjustment	(1,889)	584
Balance at end of year – Non-franchisees	17,866	157,769

	October 31, 2025	October 31, 2024
Balance at beginning of year – franchisees	74,082	66,106
Provision	52,180	6,393
Reversal	—	—
Effect of translation adjustment	731	1,583
Balance at end of year – franchisees	126,993	74,082

NOTE 5 — INVENTORIES, NET

Inventory comprised of the following:

	October 31, 2025	October 31, 2024
Raw materials	13,254	22,606
Goods shipped to customer	—	1,914
Finished goods	74,491	46,966
Allowance for Inventory	(12,531)	—
Inventories, net	75,214	71,486

The Company write off inventory $1,430 and $15,955 for the years ended October 31, 2025 and 2024, respectively, due to expiration and obsoletion.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 6 — LOANS RECEIVABLE FROM FRANCHISEES, NET

Loans receivables from franchisees consist of non-interest-bearing advances provided by the Company to its franchisees to purchase inventory, equipment; or for use as working capital. The maturity date of the loan is 180 days from the date of disbursement of funds.

Loan receivables from franchisees, net comprised of the following:

	October 31, 2025	October 31, 2024
Loan receivables from franchisees	1,254,057	801,512
Allowance for expected credit losses	(232,876)	(55,520)
Loan receivables from franchisees, net	1,021,181	745,992

The following is a summary of the activity in the allowance for expected credit losses:

	October 31, 2025	October 31, 2024
Balance at beginning of year	55,520	62,602
Provision	183,501	—
Reversal	—	(8,580)
Written-off	(8,571)	—
Effect of translation adjustment	2,426	1,498
Balance at end of year	232,876	55,520

The following is a summary of the movement of the loan:

	October 31, 2025	October 31, 2024
Balance at beginning of year	801,512	362,917
Loans lend to franchisees	1,103,211	1,236,518
Repayment from franchisees	(656,937)	(810,660)
Effect of translation adjustment	6,271	12,737
Balance at end of year	1,254,057	801,512

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 6 — LOANS RECEIVABLE FROM FRANCHISEES, NET (cont.)

The amount of loans that are past due as of October 31, 2025 and 2024 were $947,042 and $55,495, respectively.

Loans receivable from franchisees, net comprised of the following:

	October 31, 2025	October 31, 2024
Gao Wenjing	52,691	52,685
Wang Shimei	52,691	—
Zeng Yongjian	46,369	46,361
Song Mingfang	52,691	—
Wang Zhiya	52,691	52,685
Yu Yang	108,896	52,685
Wang Limin	—	52,685
Wang Xuefeng	182,664	182,641
Zheng Yanhai	9,133	9,132
Chen Yu	9,133	9,132
Zhang Ying	9,133	9,132
Wang Hongli	9,133	9,132
Ge Xiaoqing	—	9,132
Zhu Hongjun	—	52,685
Liu Jie	—	52,685
Zhou Qianqian	—	52,685
Meng Hao	52,691	52,685
Liu Zonghui	—	52,685
Wu Yinghan	182,664	—
Liu Yuping	182,664	—
Xiao Yang	18,266	—
Shen Yue	9,133	—
Zhao Zhe	9,134	—
Shen Huaimei	108,896	—
Tang Sumei	52,692	—
Li Ruonan	52,692	52,685
	1,254,057	801,512
Less: Allowance for expected credit loss	(232,876)	(55,520)
Loan receivables from franchisees, net	1,021,181	745,992

NOTE 7 — OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31, 2025	October 31, 2024
Other receivables	25,765	69,454
Deferred IPO Cost	—	1,088,400
Prepaid expenses	337,863	8,030
Total	363,628	1,165,884
Less：Allowance for expected credit losses	(11,002)	(51,013)
Other receivables and other current assets, net	352,626	1,114,871

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 8 — PROPERTY & EQUIPMENT, NET

Property and equipment, net comprised of the following:

	October 31, 2025	October 31, 2024
At Cost:
Office furniture	8,856	8,855
Motor vehicle	147,591	147,573
Office equipment	13,189	8,129
Leasehold improvements	265,653	106,775
	435,289	271,332
Less: Accumulated depreciation	(277,290)	(167,372)
Total, net	157,999	103,960

Depreciation expenses was $108,399 and $21,712 for the years ended October 31, 2025 and 2024, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net comprised of the following:

	October 31, 2025	October 31, 2024
At cost:
Trademark	253	253
Software	9,836	9,834
	10,089	10,087
Less: Accumulated depreciation	(3,450)	(2,466)
Total, net	6,639	7,621

Amortization expenses was $970 and $974 for the years ended October 31, 2025 and 2024, respectively.

	For the years ending October 31,
	2026	2027	2028	2029	2030	thereafter
Amortization expenses	984	984	984	984	984	1719

NOTE 10 — OTHER NON-CURRENT ASSETS

Other non-current assets comprised of the following:

	October 31, 2025	October 31, 2024
Deferred Tax Asset, net	83,357	56,310
Lease deposits	22,416	407
Total, net	105,773	56,717

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 11— TAXES PAYABLE

Taxes payable comprised of the following:

	October 31, 2025	October 31, 2024
Enterprise income tax payable	1,010,451	699,633
Value-added tax, net	327,124	271,404
City maintenance and construction tax	21,331	17,018
Additional education fees	9,286	7,438
Other taxes	7,296	5,531
Total	1,375,488	1,001,024

NOTE 12 — CONTRACT LIABILITIES

For service contracts where the performance obligation is not completed, contract liabilities were recorded for any payments received in advance of the performance obligation. The payments received in advance will not be refunded and will be amortized in future when met performance obligations.

Contract liabilities is comprised of the following:

	As of
	October 31, 2025	October 31, 2024
Unearned franchise fee	194,753	309,315
Customer deposit	—	16,609
Total, net	194,753	325,924

The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $325,924 and $250,549 for the years ended October 31, 2025 and 2024, respectively.

Unearned franchise fee comprised of the following:

	October 31, 2025	October 31, 2024
Li Yi	—	7,005
Gao Wenjing	—	31,563
Wang Zhiya	—	23,287
Yu Yang	58,015	—
Wang Limin	—	12,510
Li Jie	—	6,390
Sheng Xidong	—	6,890
Zhou Guixiang	—	13,626
Wang Xuefeng	—	40,801

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 12— CONTRACT LIABILITIES (cont.)

	October 31, 2025	October 31, 2024
Ge Xiaoqing	—	6,967
Li Ruonan	—	2,309
Meng Hao	—	7,313
Chen Yu	—	500
Wang Hongli	2,850	2,848
Zhang Ying	2,964	2,964
Liu Zonghui	—	16,359
Liu Jie	—	41,955
Zhu Hongjun	—	45,612
Zhou Qianqian	—	40,416
Zheng Tinghai	12,242	—
Tang Sumei	26,947	—
Jin Huazhong	34,935	—
Shen Huaimei	56,800	—
Total	194,753	309,315

NOTE 13 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of Xinzhan, parent of Xiaoqiu Zhang
Fujun Yu	Legal representative and executive director of Park Ha Jiangsu, supervisor of Park Ha Shanghai
Hengquan Zhang	Supervior of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman
Li Wang	Supervisor of Park Ha Investment, director of the Company

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $35 and $14,339 as of October 31, 2025 and 2024, respectively.

Due to related party

Ms. Li Wang made a payment for rent on behalf of the Company. The balance due to Ms. Li Wang was $ 7,026 and $nil as of October 31, 2025 and 2024, respectively.

The amounts due from related party and due to related party above are non-interest bearing, without maturity and due on demand.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 14 — LEASES

The Company has entered into several operating leases for its self-operated stores, dormitories and offices. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which are approximately 3.25%, 3.75% and 3.73% for the fiscal year ended October 31, 2025 , 2024 and 2023, respectively.

Operating lease expenses were $37,386 , $30,425 and $45,869 for the fiscal years ended October 31, 2025 , 2024 and 2023, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	For the years ended October 31,
	2025	2024	2023
Lease Cost
Operating lease cost	$37,386	$30,425	$45,869

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$37,043	$30,435	$44,654
Weighted average remaining lease term – operating leases (in years)	2.47	4.64	1.54
Average discount rate – operating lease	3.25%	3.75%	3.73%

The supplemental balance sheet information related to leases is as follows:

	As of October 31,
	2025	2024
Operating leases
Right-of-use assets	$180,243	$70,739

Operating lease liabilities, current	$104,254	$17,573
Operating lease liabilities, non-current	$75,915	$52,745
Total operating lease liabilities	$180,169	$70,318

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2026	39,090
2027	75,201
2028	48,071
2029	23,606
2030	—
Total undiscounted lease payments	185,968
Less imputed interest	(5,799)
Total lease liabilities	180,169

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 15 — SHAREHOLDERS’ EQUITY

The Company was incorporated in the Cayman Islands in October 2022 under the Cayman Islands Companies Act as an exempted company with limited liability.

For the year ended October 31, 2022, the Company issued 5,000,000 shares to certain founding shareholders in exchange for US$500 based on the par value. On June 29, 2024, our shareholders approved a share split of our outstanding Ordinary Shares at a ratio of 1:5. The Company has retroactively restated all share data for all of the periods presented pursuant to ASC 260 to reflect the share split, resulting in 25,000,000 Ordinary Shares issued and outstanding after the share split.

On December 26, 2024, the Company completed initial public offering, issued and sold 1,200,000 Ordinary Shares, at $4.00 per share for $4.80 million. The net proceeds of $3.89 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On January 24, 2025, the Company issued and sold 174,403 shares to an over-allotment arrangement, at $4.00 per share for $0.70 million. The net proceeds of 0.38million after deducting underwriting discounts and the offering expenses payable was received by the Company

On February 28, 2025, the Board of Directors resolved and approved: the company adopt the 2025 Equity Incentive Plan, under which the total number of authorized and issuable shares of the company’s common stock (with a par value of $0.00002 per share) shall be 3,000,000 shares. On March 5, 2025, the company entered into five grant agreements with the respective grantees, specifying the grant date as March 5, 2025, with the vesting arrangement being immediately exercisable. The company recognized share-based compensation included in administrative expenses of $ 19,950,000 for the year ended October 31, 2025, calculated based on the fair value price of $ 6.65 per share on the grant date of March 5,2025 multiplied by 3,000,000 shares.

On July 7, 2025, the Board of Directors resolved and approved: The Company intends to adopt the 2025 Equity Incentive Plan, under which the total number of authorized and issuable shares of the Company’s common stock (with a par value of $0.00002 per share) shall be 4,500,000 shares. On July 14, 2025, the Company entered into four grant agreements with the respective grantees, specifying the grant date as July 14, 2025, with the vesting arrangement being immediately exercisable. The company recognized share-based compensation included in administrative expenses of $ 4,120,200 for the year ended October 31, 2025, calculated based on the fair value price of $0.9156 per share on the grant date of July 14,2025 multiplied by 4,500,000 shares.

On October 3, 2025, at the 2025 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to increase the Company’s authorized share capital and re-classify and re-designate the Company’s authorized share capital. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-classified and re-designated from US$50,000 divided into 2,500,000,000 Ordinary Shares of par value US$0.00002 each to US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 3,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class B Ordinary Share entitled to 20 votes. The Company has retroactively restated all share data for all of the periods presented pursuant to ASC 260 to reflect the share reorganization.

On December 26, 2025, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a reverse stock split (the “Reverse Split”), the Board of Directors of the Company subsequently approved the Reverse Split, and the exact ratio which is 1-for-50 on January 29, 2026. The Reverse Split became effective on February 20, 2026, and the Class A Ordinary Shares began trading on a post-Reverse Split basis on the Nasdaq Capital Market when the market opened on February 23, 2026 under the same symbol “BYAH.”, 35 fractional shares were issued in connection with the Reverse Split. All fractional shares were rounded up to the whole number of shares. Each 50 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Reverse Split.

As of October 31, 2025, there were 296,488 Class A ordinary shares and 381,000 Class B ordinary shares issued and outstanding.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16 — RESTRICTED NET ASSETS

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

	As of
	October 31, 2025	October 31, 2024
Additional paid in capital	2,561,211	1,161,211
Statutory reserve	217,264	131,962
Total	2,778,475	1,293,173

NOTE 17 — SEGMENTS INFORMATION

The Company believes that it operates in two business segments which comprised of products sales and franchise service; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Summarized financial information for the two reportable segments is as follows:

	Year Ended October 31, 2025
	Product Sales	Franchise fees	Consolidated
Revenues, net	1,014,034	1,510,809	2,524,843
Cost of revenues	129,326	13,200	142,526
Gross profit	884,708	1,497,609	2,382,317
Depreciation and amortization	109,369	—	109,369
Other (income) expense, net	11,130,126	15,226,929	26,357,055
Income tax expenses (benefits)	18,198	262,448	280,646
Net Income (loss)	(10,372,985)	(13,991,768)	(24,364,753)

	Year Ended October 31, 2024
	Product Sales	Franchise fees	Consolidated
Revenues, net	707,231	1,674,620	2,381,851
Cost of revenues	88,983	106,353	195,336
Gross profit	618,248	1,568,267	2,186,515
Depreciation and amortization	18,636	4,050	22,686
Other (income) expense, net	742,202	628,206	1,370,408
Income tax expenses (benefits)	(23,992)	338,852	314,860
Net Income (loss)	(118,598)	597,159	478,561

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 17 — SEGMENTS INFORMATION (cont.)

	Year Ended October 31, 2023
	Product Sales	Franchise fees	Consolidated
Revenues, net	648,745	1,810,357	2,459,102
Cost of revenues	141,785	169,204	310,989
Gross profit	506,960	1,641,153	2,148,113
Depreciation and amortization	4,936	15,127	20,063
Other (income) expense, net	558,094	388,387	946,481
Income tax expense (benefit)	(17,163)	346,690	329,527
Net Income (loss)	(38,907)	890,949	852,042

Summarized financial information for revenues, costs and profits is as follows

Sales revenues comprised of the following:

	Year Ended
	October 31,		October 31,		October 31,
	2025		2024		2023
Products sales – Non-franchisees	535,760	21%	355,832	15%	302,505	12%
Product sales – Franchisees	478,274	19%	351,399	15%	346,240	14%
Franchise fees	1,510,809	60%	1,674,620	70%	1,810,357	74%
Amount	2,524,843	100%	2,381,851	100%	2,459,102	100%

Direct costs comprised of the following:

	Year Ended
	October 31, 2025		October 31, 2024		October 31, 2023
Products sales – Non-franchisees	21,982	15%	21,390	11%	45,770	15%
Product sales – Franchisees	107,344	75%	67,593	35%	96,015	31%
Franchise fees	13,200	10%	106,353	54%	169,204	54%
Amount	142,526	100%	195,336	100%	310,989	100%

Gross profit comprised of the following:

	Year Ended
	October 31, 2025		October 31, 2024		October 31, 2023
Productssales – Non-franchisees	513,778	22%	334,422	15%	256,735	12%
Product sales – Franchisees	370,930	16%	283,806	13%	250,225	12%
Franchise fees	1,497,609	62%	1,568,267	72%	1,641,153	76%
Amount	2,382,317	100%	2,186,515	100%	2,148,113	100%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 18 — CONCENTRATION RISKS

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

The customers accounting for 10% or more of the company’s revenue include the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of Company revenue
Customer G	6%	10%	10%
Customer F	6%	10%	10%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s accounts receivable
Customer A	—%	17%	16%
Customer B	—%	7%	9%
Customer C	—%	1%	11%
Customer D	4%	3%	4%
Customer E	—%	8%	3%
Customer F	—%	15%	18%
Customer G	—%	4%	17%
Customer J	28%	—%	—%
Customer L	11%	—%	—%
Customer K	15%	—%	—%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s purchases
Supplier A	8%	15%	9%
Supplier B	9%	11%	7%
Supplier C	5%	10%	—%
Supplier D	26%	—%	—%
Supplier E	11%	5%	1%
Supplier F	1%	11%	58%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 18 — CONCENTRATION RISKS (cont.)

The suppliers that accounted for 10% or more of the Company’s account payables comprised of the following:

	For the years ended October 31,
	2025	2024	2023
Percentage of the Company’s accounts payable
Supplier F	—%	36%	63%
Supplier G	81%	55%	7%
Supplier H	19%	9%	4%

NOTE 19 — INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, entities are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Park Ha Biological Technology (HK) Co., Ltd. is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Park Ha Biological Technology (HK) Co., Ltd. did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Park Ha Biological Technology (HK) Co., Ltd.is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends for the year ended October 31, 2025 ,2024 and 2023.

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

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng and Park Ha investment, with annual taxable income not exceeding RMB 1 million for the year ended October 31, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Ai Meihui obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 30, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Ai Meihui on August 22, 2025, has been approved. Upon review, Ai Meihui’s account shall implement a monthly taxable amount of 0 RMB from August 1, 2025, to December 31, 2025.

Xinyuexuan obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 19, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Xinyuexuan on August 11, 2025, has been approved. Upon review, Xinyuexuan’s account shall implement a monthly taxable amount of 0 RMB from July 1, 2025, to December 31, 2025.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 19 — INCOME TAX (cont.)

Income taxes in the PRC are consist of:

	Year Ended
	October 31, 2025	October 31, 2024	October 31, 2023
Current income tax expense	307,317	336,325	363,264
Deferred income tax benefit	(26,671)	(21,465)	(33,737)
Total income tax expense (benefit)	280,646	314,860	329,527

The net taxable income before income taxes and its provision for income taxes comprised of the following:

	Year Ended
	October 31, 2025	October 31, 2024	October31, 2023
Income before income tax expenses	(24,084,107)	793,421	1,181,569
PRC statutory tax rate	25%	25%	25%
Income tax expense at PRC statutory income tax rate	(6,021,026)	198,356	295,393
Effect of different tax jurisdiction	6,202,101	—	—
Tax effect of preferential tax treatments	7,391	112,241	4,375
Research and development credit	(45,429)	(5,507)	(4,632)
Non-deductible expenses	3,078	2,510	48,158
Change in valuation allowance	134,531	7,260	(13,767)
Tax expense (benefit), net	280,646	314,860	329,527

Deferred tax assets consist of the following:

	As of
	October 31, 2025	October 31, 2024	October 31, 2023
Net operating losses carried forward in the PRC	138,115	85,404	77,818
Allowance of expected credit loss	81,598	56,310	33,830
Allowance for inventory	1,759	—	—
Total	221,472	141,714	111,648
Less: Valuation allowance	(138,115)	(85,404)	(77,818)
Deferred tax assets, net	83.357	56,310	33,830

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 19 — INCOME TAX (cont.)

As of october 31, 2025 and october 31, 2024 , the Company’s PRC entities had net operating loss carryforwards of approximately $1.18 million and $0.47 million, respectively which will start to expire from 2025. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of october 31, 2025 and October 31, 2024, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

Note 20 – Commitments and contingencies

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Park Ha Jiangsu and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 21— SUBSEQUENT EVENTS

On November 27,2025 , Hefeng Beauty Salon (“hefeng”) was incorporated in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its variable interest entity (“VIE”).

On December 3, 2025, the Company incorporated Wuxishi Maohe Biotechnology Co., Ltd., a limited liability company，100% owned by Xinzhan.

On November 15, 2025, the Company signed a lease agreement with Wuxi Suning Commercial Management Co., Ltd. The Company leased Shop 503 in Suning Plaza, located at 111 Renmin Middle Road, Chongan District, Wuxi City, covering an area of 48 square meters. The lease term is from November 21, 2025, to November 20, 2027. The total rent is $1,845, with $8,587 for the first year and $9,864 for the second year.

On December 1, 2025, the company signed a lease agreement with Wuxi Yinggeka Shopping Center Co., Ltd. The company leased Shop No. 04H15 located at No. 3 Tuanjie Middle Road, Xishan Economic Development Zone, Wuxi City, covering an area of 44 square meters. The lease term is from December 6, 2025 to December 5, 2027. The total rent is $13,133, with $6,455 for the first year and $6,478 for the second year.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21— SUBSEQUENT EVENTS (cont.)

On December 26, 2025, at the 2025 extraordinary general meeting of shareholders (the “EGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; and (ii) adopt amended and restated memorandum and articles of association to reflect the share capital increase. As a result, immediately following the EGM, the Company’s authorized share capital was increased from US$300,000 divided into 12,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 3,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to 20 votes, to US$3,000,000 divided into 120,000,000,000 Class A Ordinary Shares of par value US$0.00002 each, with each Class A Ordinary Share entitled to one vote, and 30,000,000,000 Class B Ordinary Shares of par value US$0.00002 each, with each Class B Ordinary Share entitled to 20 votes.

On January 28, 2026, the Company completed a public offering, issued and sold 21,875,000 Ordinary Shares, of which 21,875,000 shares related to the public offering, at $0.112 per share for $2.45 million. The net proceeds of $2.244 million after deducting underwriting discounts and the offering expenses payable was received by the Company. The Company also registering 196,875,000 Class A Ordinary Shares underlying the Warrants (the “Warrant Shares”) pursuant to a zero-exercise price option. Each Warrant will have an initial exercise price of $0.112 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance date and ending on the one-year anniversary of the issuance date.

On January 27, 2026, one holder exercised its 36,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 36,000 Class A Ordinary Shares on January 30, 2026.

On February 3, 2026, one holder exercised its 32,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 32,000 Class A Ordinary Shares on February 4, 2026.

On February 4, 2026, eleven holders exercised an aggregate of 900,000 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 900,000 Class A Ordinary Shares on February 4, 2026.

On February 5, 2026, one holder exercised its 12,379 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 12,379 Class A Ordinary Shares on February 5, 2026.

On February 23, 2026, eleven holders exercised an aggregate of 1,125,121 Warrant Shares through an alternative cashless exercise option, and the Company issued a total of 1,125,121 Class A Ordinary Shares on February 23, 2026.

On February 9, 2026, the Company announced that it expects to implement a 1-for-50 reverse stock split effective February 20, 2026, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day.

In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, with the Registry of Companies of the Cayman Islands on February 4, 2026 to reduce the authorized share capital of the Company from USD 3,000,000.00 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share to 3,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 2,400,000,000 Class A ordinary shares with a par value of US$0.001 each with 1 vote per share and (ii) 600,000,000 Class B ordinary shares with a par value of US$0.001 each with 20 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares. As approved and authorized by a majority of the shareholders at an extraordinary meeting of shareholders held on December 26, 2025, the Board of Directors of the Company subsequently approved the reverse stock split and the exact ratio of the reverse stock split on January 29, 2026.

The Company has evaluated subsequent events from October 31, 2025 and through the date of issuance of the consolidated financial statements which is March 02, 2026 and did not identify any subsequent events except disclosed above that would have material financial impact or that required adjustment of the Company’s consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method, and are presented as if all the companies existed as of November 1, 2022 and throughout the three-year periods ended October 31, 2025. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

As of October 31, 2025 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	October 31, 2025	October 31, 2024
ASSETS
Current Assets
Cash	2,056,270	—
Other receivables and other current assets	293,333	—
Deffered IPO Cost	—	1,088,400
Total Current Assets	2,349,603	1,088,400
Non-Current Assets	—	—
Investment in subsidiaries and VIEs	3,716,103	1,879,477
Total Non-Current Assets	3,716,103	1,879,477
TOTAL ASSETS	6,065,706	2,967,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	60,000	—
Intercompany Payable	2,010,851	1,461,792
Total Current Liabilities	2,070,851	1,461,792
TOTAL LIABILITIES	2,070,851	1,461,792
Shareholders’ Equity
Class A Ordinary Shares, $0.001 par value; 12,000,000,000 shares authorized; 296,488 and 119,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively;*	296	119
Class B Ordinary Shares, $0.001 par value; 3,000,000,000 shares authorized; 381,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively*	381	381
Subscription Receivable	—	—
Additional Paid In Capital	28,021,581	1,161,211
Statutory Reserve	217,264	131,962
(Accumulated Deficits) Retained Earning	(24,178,267)	271,788
Accumulated Other Comprehensive Loss	(66,400)	(59,376)
Total Stockholders’ Equity	3,994,855	1,506,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,065,706	2,967,877

*	Retroactively restated to reflect the share split and share reorganization(See Note 15)

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed Statements of Operations

	Year Ended October 31, 2025	Year Ended October 31, 2024	Year Ended October 31, 2023
Operating costs and expenses:
General and administrative expenses	24,840,917	373,892	—
Total operating expenses	24,840,917	—	—
Other income (expense):	—	—	—
Other income	30,002	—	—
Interest income	2,552	—	—
Interest expense	(41)	—	—
Total other income (expenses)	32,513	—	—
Income of subsidiaries and VIEs	443,651	852,453	852,042
Net (loss) income	(24,364,753)	478,561	852,042

	Year Ended October 31, 2025	Year Ended October 31, 2024	Year Ended October 31, 2023
Cash flows from operating activities
Net (loss) income	(24,364,753)	478,561	852,042
Share-based Compensation Expense	24,070,200	—	—
Other non-cash operating expense	150,000	373,892	—
Income of subsidiaries and VIEs	(443,651)	(852,453)	(852,042)
Changes in operating assets and liabilities:
Other receivables and other current assets	(293,333)	—	—
Accruals and other payables	60,000	—	—

Net cash used in operating activities	(821,537)	—	—

Cash flows from investing activities
Pay the investments on behalf of the subsidiary	(1,400,000)	—	—
Loans to the third party	(6,030,001)	—	—
Loans repayment from the third party	6,030,001	—	—
Net cash used in investing activities	(1,400,000)	—	—

Cash flows from financing activities
Proceeds from issuance of shares	4,277,807	—	—
Net cash provided by financing activities	4,277,807	—	—

Net increase in cash	2,056,270	—	—

Effect of exchange rate changes on cash	—	—	—
Cash and cash equivalents– at the beginning of the year	—	—	—
Cash and cash equivalents– at the end of the year	$2,056,270	$—	$—