Form 20-F/A
period 2025-10-31
Park Ha Biological Technology Co., Ltd.
filed 2026-04-29
CIK 1986247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☐ No

i

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) amends the annual report on Form 20-F of Park Ha Biological Technology Co., Ltd. (the “Company,” “we” or “our”) for the fiscal year ended October 31, 2025, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2026 (the “Form 20-F”). This Form 20-F/A is being filed in response to the comment letter dated April 17, 2026 (the “SEC Comment Letter”) from the staff of the SEC and relates to matters discussed in the SEC Comment Letter. Item 3. Key Information, of Part I in the Form 20-F is amended by this Form 20-F/A to include the revised disclosures regarding the risks to our investors related to the Company’s corporate structure and a condensed consolidating schedule that disaggregates the financial position of the parent company and the VIEs. Item 5. Operating and Financial Review and Prospects of Part I in the Form 20-F is amended by this Form 20-F/A to include additional disclosures regarding the decrease in the number of franchise contracts, the share-based compensation expense, and the credit losses. Items 17 and 18, Financial Statements, of Part III are amended by this Form 20-F/A to include the report of the independent registered public accounting firm and the consolidated financial statements and related notes, as revised in response to the SEC comments. Item 19 of Part III in the Form 20-F/A is amended by the filing of the auditor’s consent included herein.

This Amendment on Form 20-F/A speaks as of the filing date of the Form 20-F on March 2, 2026. Other than as set forth herein, the Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since March 2, 2026.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“CAC” refers to the Cyberspace Administration of China;

●	“China” or the “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” refers to the Company’s class A ordinary shares, par value US$0.001 per share;

●	“Class B Ordinary Shares” refers to the Company’s class B ordinary shares, par value US$0.001 per share;

●	“CSRC” refers to the Chinese Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“HFCAA” refers to the Holding Foreign Companies Accountable Act;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“O2O Model” are to the Online-to-Offline Model, which is a business strategy involving the use of digital marketing channels to draw potential customers to make purchases in brick-and-mortar stores;

●	“Ordinary Shares” refers to the ordinary shares of the Company, par value $0.001 per share;

●	“Park Ha HK” refers to Park Ha Biological Technology (HK) Co., Limited, a Hong Kong company, which is a wholly-owned subsidiary of Park Ha Cayman;

●	“Park Ha Jiangsu” refers to Jiangsu Park Ha Biological Technology Co., Ltd., a PRC limited liability company, which is a wholly owned subsidiary of WFOE;

●	“Park Ha Shanghai” refers to Shanghai Park Ha Industrial Development Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Xinzhan;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“PRC subsidiaries” refers to WFOE, Park Ha Jiangsu, Park Ha Shanghai, Xinzhan , Muchen and Mufeng;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of the PRC;

●	“SAT” refers to the State Administration of Taxation of the PRC;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

●	“VIEs” refers to the variable interest entities, including Xinyuexuan Beauty Salon, Aimeihui Beauty Center, and Huishan District Xuanyayue Beauty Salon;

●	“we,” “us,” “our,” the “Company,” “Park Ha Cayman” refers to Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company limited by shares;

●	“WFOE” refers to Park Ha Investment (Wuxi) Co., Ltd., a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Park Ha HK;

●	“Xinzhan” refers to Wuxi Xinzhan Enterprise Management Consulting Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of WFOE;

●	“Muchen” refers to Wuxi Muchen Biotechnology Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Park Ha Jiangsu;

●	“Mufeng” refers to Wuxi Mufeng Biotechnology Co., Ltd., a PRC limited liability company, which is a wholly-owned subsidiary of Park Ha Jiangsu;

●	“Xinyuexuan” refers to Xinyuexuan Beauty Salon, Wuxi Economic Development Zone, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”);

●	“Aimeihui” refers to Aimeihui Beauty Center, Wuxi Economic Development Zone, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”); and

●	“Xuanyayue” refers to Huishan District Xuanyayue Beauty Salon, which is controlled by Park Ha Jiangsu through contractual arrangement as its variable interst entity(“VIE”) (closed down on October 10, 2025).

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

v

PART I

ITEM 1. IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Park Ha Cayman is an exempted company incorporated in the Cayman Islands. As a holding company with no operations, our operations were conducted through our PRC subsidiaries, and contractual arrangements with our variable interest entities (“VIEs”) based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company” for more information. Our contractual arrangements with the VIEs are not equivalent of an investment in the equity interest of the VIEs, and our investors may never hold equity interests in the Chinese operating entities, including our PRC subsidiaries and the VIEs. Instead, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and, therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Additionally, we do not operate in an industry that is forbidden for foreign investors to invest in, which typically is why VIEs are utilized.

Operations in the PRC utilizing VIEs are complicated and subject to numerous uncertainties. The VIE structure involves unique risks to investors. For instance, it may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. Companies also face risks and uncertainties associated with, among others, the interpretation and the application of the current and future PRC laws, regulations and rules to such contractual arrangements, as the agreements under the contractual arrangements have not been tested in a court of law. The PRC regulatory authorities could disallow the VIE structure at any time in the future, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. For risks applicable to the VIE structure, see “ — D. Risk Factors — Risks Related to Our Corporate Structure” beginning on page 9 of this annual report.

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with being based in the PRC, which could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The PRC government adopted a series of regulatory actions and issued statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which were made available to the public on July 6, 2021. The opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Such regulatory actions and statements could result in a material change in our operations and/or the value of our Class A Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares and/or other securities to investors and cause the value of such securities to significantly decline or become worthless. Because these regulatory actions and statements are subject to evolving, it is highly uncertain what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

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

As of the date of this annual report, neither we, our PRC subsidiaries or the VIEs has been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction.

As of the date of this annual report, we are not subject to cybersecurity review with the CAC or national security review, or any other security assessment or filing procedures for cross-border data transfer, given that our PRC subsidiaries and the VIEs are not CIIOs or internet platform operators that possess personal information of more than one million users or engage in data processing activities that affect or may affect national security.

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

Permission Required from the PRC Authorities for Our Operations

We conduct our business through our PRC subsidiaries and the VIEs in China. Our operations China are governed by laws and regulations of China. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all permissions and approvals to operate their respective business, including business license, social insurance registration and health licenses. In addition, Xinzhan has completed record filing and annual reporting with the Ministry of Commerce of China, or the MOFCOM, to conduct franchise business. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit. As of the date of this annual report, we, our PRC subsidiaries and the VIEs have not been asked to obtain, or been denied by any PRC government authority for, permission by any other PRC government authority. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, our Chinese operating entities may be required to obtain additional licenses, permits, filings or approvals for their business operations in the future.

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

We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this annual report, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries and the VIEs are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

Transfers of Cash through Our Organization

We are a holding company with no business operations of our own and conduct our operations through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries and the residual interests from the VIEs under the contractual arrangements. Unlike typical VIE structures, these VIEs do not pay dividends or service fees to us; instead, we directly manage their operations, bear their risks, and are entitled to their residual interests. See “Item 4. Information on the Company — A. History and Development of the Company” for more information. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

We are permitted under the Cayman Islands laws to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our Hong Kong subsidiary is also permitted under the laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds.

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

In August 2025, Park Ha Cayman transferred US$1.4 million to WFOE as investments. Other than that, for the fiscal year ended October 31, 2025 and up to the date of this annual report, no cash or assets were transferred among Park Ha Cayman, its subsidiaries, and consolidated VIEs, or to investors. In addition, there have not been any dividends or distributions made by any subsidiaries to Park Ha Cayman for the fiscal year ended October 31, 2025 and up to the date of this annual report. Park Ha Cayman has not distributed dividends to its shareholders enterprise for PRC tax purposes for the fiscal year ended October 31, 2025 and up to the date of this annual report. The cash transfer among the holding company and its subsidiaries is intended to be made through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, if needed in the future. Transferring cash through the VIEs is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. See “ — D. Risk Factors — Risks Related to Doing Business in the PRC — Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets;

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially adversely affect our business;

●	The PRC government may intervene or influence our operations at any time and with no advance notice, or may exert more oversight and control over our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

●	The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings;

●	The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets;

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering;

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws;

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China;

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence growth in China;

●	Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment;

●	Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment;

●	Changes in PRC political, economic and governmental policies may have an adverse impact on our business;

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost;

●	The PRC Labor Contract Law, increased labor costs or other factors affecting our labor force in the PRC may adversely affect our business and results of operations;

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds from any future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions;

●	We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders; and

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	The PRC subsidiaries operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance;

●	The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected;

●	Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner;

●	Our business depends, in part, on the quality, effectiveness and safety of our products;

●	If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected;

●	We rely on a limited number of suppliers to provide us with the raw materials and ingredients we use for the products. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations;

●	We derive a significant portion of our revenue from a few major customers. Any significant decrease in the demand from our largest customers for our products may materially and adversely affect our financial conditions and results of operations; and

●	Our success depends on the implementation of the franchise business model. Our growth through franchising may not occur as rapidly as we anticipate.

Risks Related to the Our Ordinary Shares

Risks and uncertainties related to our business and industry, include but are not limited to the following:

●	Our Chairperson of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our Company and future corporate decisions. Her interests may not always be aligned with those of other shareholders;

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Listing Rules;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors; and

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Risks Related to Our Corporate Structure

●	Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIEs.

●	Any failure by the VIEs or its registered operators to perform their obligations under our contractual arrangements would have an adverse effect on our business and results of operations.

●	We rely on contractual arrangements with the VIEs and their registered operators for our operations in the PRC, which may not be as effective in providing control as direct ownership.

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

Our PRC subsidiaries and the VIEs are incorporated under and governed by the laws of the PRC. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. The PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules still evolving, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our Company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

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

We conduct all of our business in China through our PRC subsidiaries and the VIEs. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence the operations of our PRC subsidiaries and the VIEs at any time and with no advance notice, which could result in a material change in these entities’ operations and/or the value of our securities.

The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. The ability of our PRC subsidiaries and the VIEs to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, the business operations of our PRC subsidiaries and the VIEs may be subject to various government and regulatory interference in the provinces in which we operate. Our PRC subsidiaries and the VIEs could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiaries or the VIEs are not able to substantially comply with any existing or newly adopted laws and regulations, its business operations may be materially adversely affected and the value of our Class A Ordinary Shares may significantly decrease.

Furthermore, the PRC government may strengthen oversight and control over offerings and/or listings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence operations of our PRC subsidiaries and the VIEs at any time, which are beyond their control. Therefore, any such action may adversely affect the operations of our PRC subsidiaries and the VIEs and result in material change in these entities’ operations and/or the value of our securities. In addition, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

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

As of the date of this annual report, our PRC subsidiaries and the VIEs have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal data protection and have not received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe our PRC subsidiaries and the VIEs are not subject to the cybersecurity review by the CAC since our they are not CIIOs or internet platform operators that possess personal information of more than one million users or engage in data processing activities that affect or may affect national security. However, the relevant PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion stated above.

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

The PRC government imposes regulations on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries and residual interests from the VIEs to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB. Access to foreign currencies for current account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

The currently effective PRC Labor Law was published on July 5, 1994 and latest amended on December 29, 2018. The PRC Labor Law has sets forth restrictions and increases the costs involved with dismissing employees and established the minimum wage guarantee system. All of our PRC subsidiaries and the VIEs’ workforce is employed in China where the average labor cost has been steadily increasing over the past years as a result of inflation, government-mandated wage increases and other changes in labor laws and local economics. Further changes in the labor laws, rules and regulations may be promulgated by the PRC government in the future and our PRC subsidiaries and the VIEs’ operations may be materially and adversely affected if such laws, rules or regulations impose additional burden on the employers. The labor cost will continue to increase in the future which is in line with the economic growth in China. Competition for employees would require us and the VIEs to pay higher wages, which would result in higher labor costs.

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

If our Chinese operating entities fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to the business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, the business and results of operations may be materially and adversely affected.

In general, the beauty industry and certain business practices such as the operation of franchise businesses in China are highly regulated, and may require multiple licenses, permits, filings and approvals to conduct and develop business. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained and maintained valid business licenses or permits, among other things, necessary for their operations and for the provision of beauty services and sale of cosmetic products. Xinzhan has also completed record filing and annual reporting with the MOFCOM to conduct franchise business. Xinzhan has also obtained a medical device operation permit, expiring on August 20, 2028, despite the fact that the devices in the stores are not medical devices and that the operation does not require such permit.

However, as a fast-growing company with a limited operating history that is continuously exploring other approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain in time all the additional licenses, registrations and filings that are advisable to obtain for certain aspects of our operations. Failure to obtain such additional licenses, permits, registrations or filings that could later become necessary to obtain as a result of new enactment or promulgation of government policies, laws or regulations, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings from relevant governmental authorities, could materially and adversely affect our business and results of operations. As of the date of this annual report, none of us and our subsidiaries or the VIEs has received any notice, warning or sanctions nor have us and our subsidiaries or the VIEs been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

If our PRC subsidiaries or the VIEs fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings our PRC subsidiaries or the VIEs held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, our PRC subsidiaries or the VIEs may need to obtain additional permits and licenses and they cannot assure that they will be able to obtain such permits on time or at all.

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

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters in China. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our PRC subsidiaries and the VIEs do not have any insurance to cover the potential losses. They may also be liable for any liability, debt or other financial obligations related to such losses.

Due to the nature of our and the VIEs’ operations, there is also a risk of accidents occurring either to our or the VIEs’ employees or to customers or third parties on our premises and/or on our franchisees’ jobsites during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us, we may be exposed to losses which may adversely affect our profitability and financial position.

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

Risks Related to Our Corporate Structure

Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our business is subject to extensive regulations in the PRC. The laws and regulations applicable to the beauty sector are subject to change from time to time, and new laws and regulations may be adopted, some of which may have a negative effect on our business and financial condition.

As we are a Cayman Islands holding company with no direct ownership of the VIEs’ business or assets, our investors are not purchasing any ownership interest in the VIEs but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs and its registered operator do not comply with applicable PRC laws, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, the registered operator of the VIEs, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our Company as a group.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our business, the relevant PRC regulatory authorities would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	revoking the business and operating licenses of our PRC subsidiaries and/or the VIEs;

●	discontinuing or restricting any related-party transactions between us and the VIEs;

●	imposing fines and penalties, or additional requirements for our operations which we, or the VIEs may not be able to comply with;

●	requiring us to restructure the ownership and control structure; or

●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business.

However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of VIEs, and/or our failure to receive the economic benefits from VIEs, we may not be able to consolidate VIEs in our financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIEs.

On March 15, 2019, the Foreign Investment Law was formally adopted by the National People’s Congress, which became effective from January 1, 2020. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. The Foreign Investment Law is formulated to establish regulatory principles to foreign investment within the PRC, aiming to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. Much detailed laws, regulations and rules relating to foreign investments are to be enacted by relevant regulatory authorities. As such, there are uncertainties regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the foreign investment.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies. The Foreign Investment Law stipulates that foreign investment includes foreign investors investing in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations, or provisions of the State Council may stipulate contractual arrangements as a way of foreign investments, and then whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are uncertain. In the extreme case-scenario, we and the VIE may be required to unwind the contractual arrangements and/or dispose of the VIEs, which could have a material and adverse effect on our and the VIEs’ business, financial condition and result of operations.

Any failure by the VIEs or its registered operators to perform their obligations under our contractual arrangements would have an adverse effect on our business and results of operations.

If the VIEs or their registered operators fail to perform their obligations under the contractual arrangements with us, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

All the agreements under our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective financial control over VIEs, and our ability to conduct our business may be negatively affected.

Under the current contractual arrangements, we rely on the performance by the VIEs and their registered operators of their obligations under the contracts to exercise control over the VIEs. Meanwhile, there are very few precedents as to whether contractual arrangements with the individually-owned business would be judged to form effective control over that business, or how such contractual arrangements should be interpreted or enforced by PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the VIEs and their registered operators may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We rely on contractual arrangements with the VIEs and their registered operators for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their registered operators to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company.”

However, contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. Any failure by the VIEs or their registered operators to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and performance. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

Park Ha Cayman is a holding company incorporated in the Cayman Islands with no operations of its own and conducts its operations in China through its PRC subsidiaries, and contractual arrangements with its VIEs based in China.

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

Contractual Arrangements with the VIEs

Park Ha Cayman maintained contractual arrangements with Xinyuexuan Beauty Salon, Aimeihui Beauty Center and Huishan District Xuanyayue Beauty Salon (which was closed down on October 10, 2025) through VIEs, which enabled Park Ha Cayman to control and consolidate their financial results. Park Ha Cayman does not own any equity interests in the VIEs. Under the VIE structure, Park Ha Cayman holds effective control over the VIEs’ primary economic activities and assumes the associated risks and benefits from the economic rewards through contractual arrangements, making Park Ha Cayman the primary beneficiary.

Pursuant to the operation and management agreement with the VIEs, the registered operator grants us exclusive management and control over the operation, decision-making, personnel and finances of such household. We are entitled to all economic benefits and bear all operational costs, debts, risks of losses.

The contractual agreements are designed to provide us with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal owner of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs, for accounting purposes.

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

As of October 31, 2025, the decrease in the number of franchise contracts was primarily attributable to the Company’s adjustment and upgrade of its franchise business model following its listing. The Company has implemented enhanced franchisee admission criteria and more rigorous ongoing performance evaluation standards, focusing on improving the operational quality of existing franchisees rather than expanding the number of franchisees. In particular, the Company discontinued or did not renew relationships with franchisees that did not meet its updated criteria. In addition, certain franchisees ceased operations or elected not to renew their contracts due to operational challenges. The Company does not believe that the decrease in franchise contracts was primarily driven by a shift in customer demand to competing products.

As a result of the above, certain franchisees did not renew their contracts during the period. In addition, changes in franchise structure and repayment patterns of franchisees contributed to an increase in past due franchisee loans during the fiscal year ended October 31, 2025.

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

General and administrative expenses

For the fiscal year ended October 31, 2025, our general and administrative expenses were $25,483,541, while for the fiscal year ended October 31, 2024, our general and administrative expenses were $814,857, representing a increase of $24,668,684 or 3,027%. The increase was primarily attributable to the following reasons: (i) the increase in Share-based Payment Expense of $24,070,200 from $nil for FY2024 to $24,070,200 for FY2025 as the payment of the Share-based payment expenses. The $24 million share-based compensation expense recognized in 2025 is the primary cause of our $24 million pre-tax loss for the fiscal year ended October 31, 2025 . This expense resulted from grants of immediately vesting equity incentives to a total of nine individuals on March 5, 2025 and July 14, 2025, representing an aggregate of 7,500,000 ordinary shares with total compensation of approximately $24 million measured based on the grant-date fair value. The grants were intended to incentivize and reward contributions to the Company’s nationwide market expansion and brand development, including regional market development, franchisee recruitment, product feedback collection, customer demand analysis, as well as logistical and event support provided by administrative personnel in connection with the Company’s operations and business activities. The March 5 2025 grant supported the “Product Optimization – Franchise Expansion – Customer Deepening” strategy, and the July 14, 2025 grant supported subsequent market expansion initiatives. The Company currently does not expect that it will have share-based compensation expense of a similar magnitude in future periods, as these grants were primarily non-recurring in nature; (ii) the increase in professional expenses of $424,404 from $411,750 for FY2024 to $ 836,154 for FY2025 as the payment for Investor Relations Website Press Release, financial services of ONE SUPREME HOLDINGS LIMITED and NASDAQ; and (iii) the increase in Payroll and welfare expenses of $ 136,758 as the distribution of listing bonuses.

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

Announcement No. 12 2023 of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng and ParkHa Investment, with annual taxable income not exceeding RMB 1 million for the year ended October 31, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

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

The $0.2 million allowance  for expected credit losses for franchisee loans was determined using a roll rate analysis model under ASU 2016-13, incorporating historical loss rates, current aging data, and a forward-looking adjustment reflecting expected economic conditions and franchisee-specific factors. The significant increase in overdue loan balances during the fiscal year ended October 31, 2025 was primarily associated with the Company's active adjustment and upgrade of business terms, which contributed to a reduction in franchise renewals and changes in repayment patterns of certain franchisees. Based on the Company's comprehensive assessment of each franchisee's ability to perform, the aging of the loans, and subsequent collections as of the reporting date, the Company believes that the recorded allowance appropriately reflects the expected credit losses associated with the relevant loans.

As of October 31, 2025, loans due from terminated franchisees totaled approximately $0.9 million.

As of April 20, 2026, approximately $0.4 million of Loan receivables from franchisees balance has been subsequently collected in cash.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Park Ha Biological Technology Co., Ltd.

Date: April 28, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
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

San Mateo, California

March 02, 2026, except for Note 2 and Note 3, as to which the date is April 28, 2026

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

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The Company adopted ASU 2023-07 for the year ended October 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. The CODM considers that the Company has two business segments which are comprised of products sales and franchise service. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

The CODM evaluates segment performance and makes resource allocation decisions by regularly reviewing segment net income (loss), which is also reported as consolidated net income (loss) in the consolidated statements of operations and comprehensive income (loss). Segment assets are measured and reported as total consolidated assets on the consolidated balance sheets.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted the guidance for the year ended October 31, 2025. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

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

Note 3 — Variable interest entity

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

Note 3 — Variable interest entity (cont.)

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

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of its own, substantially all of our business activities are conducted through our subsidiaries and variable interest entities (VIEs) located in the People's Republic of China (PRC). The following tables present selected condensed consolidated financial data of Park Ha Cayman and its subsidiaries and the VIEs and the WFOE and the primary beneficiary company of the VIEs as of October 31, 2025.

The VIEs were established in 2025 and did not commence operations until after that date. Therefore, the schedule included below presents financial information only for the fiscal year ended October 31, 2025. No comparative information for fiscal year 2024 or earlier is presented because the VIE did not exist during those periods.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

For the Fiscal Year Ended
October 31, 2025
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total

Revenue	—	—	715,931	130,791	1,696,093	(17,972)	2,524,843
Cost of revenue	—	—	136,926	3,797	19,775	(17,972)	142,526
Gross profit	—	—	579,005	126,994	1,676,318	—	2,382,317
Investments in subsidiaries and the VIEs	443,651	—	—	—	—	(443,651)	—
Net income (loss)	(24,364,753)	3,055	(365,363)	92,127	713,832	(443,651)	(24,364,753)
Comprehensive income (loss)	(24,364,753)	(620)	(365,363)	92,127	713,821	(446,989)	(24,371,777)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

As of October 31, 2025
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total

Cash and cash equivalents	2,056,270	1,403,036	100,677	97,472	130,223	—	3,787,678
Receivable from the VIEs	—	—	30,820	—	44,002	(74,822)	—
Intercompany Receivable	—	—	486,374	2,062	2,653,362	(3,141,798)	—
Total current assets	2,349,603	1,403,036	746,951	105,721	4,113,271	(3,216,620)	5,501,962
Investments in subsidiaries and the VIEs	3,716,103	—	—	—	—	(3,716,103)	—
Total assets	6,065,706	1,403,036	966,094	241,309	4,494,433	(7,217,962)	5,952,616
Payable to the VIEs	—	—	2,062	—	(1,405)	(657)	—
Intercompany Payable	2,010,851	—	918,329	76,226	180,969	(3,186,375)	—
Total liabilities	2,070,851	163	1,197,986	147,908	1,727,886	(3,187,033)	1,957,761
Total shareholders’ equity	3,994,855	1,402,873	(231,892)	93,401	2,766,547	(4,030,929)	3,994,855
Total liabilities and shareholders’ equity	6,065,706	1,403,036	966,094	241,309	4,494,433	(7,217,962)	5,952,616

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Year Ended
October 31, 2025
	The parent company Park Ha	The WFOE Park Ha	The primary beneficiary of the VIEs Park Ha		Other		Consolidated
	Cayman	Investment	Jiangsu	VIEs	entities	Eliminations	Total

Net cash provided by (used in) operating activities	(821,537)	3,216	373,449	134,022	396,702	—	85,852
Net cash (used in) provided by investing activities	(1,400,000)	—	(40,032)	(34,649)	(498,246)	1,400,000	(572,927)
Net cash provided by (used in) financing activities	4,277,807	1,400,000	(296,634)	—	(245,496)	(1,400,000)	3,735,677

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

NOTE 11 — TAXES PAYABLE

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

NOTE 12 — CONTRACT LIABILITIES (cont.)

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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 19 — INCOME TAX (cont.)

Income taxes in the PRC are consist of:

	Year Ended
	October 31, 2025	October 31, 2024	October 31, 2023
Current income tax expense	307,317	336,325	363,264
Deferred income tax benefit	(26,671)	(21,465)	(33,737)
Total income tax expense (benefit)	280,646	314,860	329,527

The net taxable income before income taxes and its provision for income taxes comprised of the following:

	Year Ended
	October 31, 2025	October 31, 2024	October31, 2023
Income before income tax expenses	(24,084,107)	793,421	1,181,569
PRC statutory tax rate	25%	25%	25%
Income tax expense at PRC statutory income tax rate	(6,021,026)	198,356	295,393
Effect of different tax jurisdiction	6,202,101	—	—
Tax effect of preferential tax treatments	7,391	112,241	4,375
Research and development credit	(45,429)	(5,507)	(4,632)
Non-deductible expenses	3,078	2,510	48,158
Change in valuation allowance	134,531	7,260	(13,767)
Tax expense (benefit), net	280,646	314,860	329,527

Deferred tax assets consist of the following:

	As of
	October 31, 2025	October 31, 2024	October 31, 2023
Net operating losses carried forward in the PRC	138,115	85,404	77,818
Allowance of expected credit loss	81,598	56,310	33,830
Allowance for inventory	1,759	—	—
Total	221,472	141,714	111,648
Less: Valuation allowance	(138,115)	(85,404)	(77,818)
Deferred tax assets, net	83,357	56,310	33,830

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

Note 20 — Commitments and contingencies

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

NOTE 21 — SUBSEQUENT EVENTS

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

NOTE 21 — SUBSEQUENT EVENTS (cont.)

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