Form 20-F/A
period 2025-10-31
Park Ha Biological Technology Co., Ltd.
filed 2026-05-15
CIK 1986247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

☐ Yes ☐ No

i

Explanatory Note

This Amendment No. 2 on Form 20-F/A (the “Form 20-F/A”) amends the annual report on Form 20-F of Park Ha Biological Technology Co., Ltd. (the “Company,” “we” or “our”) for the fiscal year ended October 31, 2025, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2026 (the “Form 20-F”), and Amendment No.1 to the Original Form 20-F (“Amendment 1”) filed with the SEC on April 29, 2026. This Form 20-F/A is being filed in response to the comment letter dated May 8, 2026 (the “SEC Comment Letter”) from the staff of the SEC and relates to matters discussed in the SEC Comment Letter. Item 4. Information on the Company to provide additional disclosure on the VIE agreements. Item 5. Operating and Financial Review and Prospects of Part I in the Form 20-F is amended by this Form 20-F/A to include additional disclosures regarding the franchise fees, the share-based compensation expense, the credit losses and the compensation. No other changes have been made to the Original Form 20-F or Amendment 1.

This Amendment No. 2 on Form 20-F/A speaks as of the filing date of the Form 20-F on March 2, 2026. Other than as set forth herein, the Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since March 2, 2026.

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

Operations in the PRC utilizing VIEs are complicated and subject to numerous uncertainties. The VIE structure involves unique risks to investors. For instance, it may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. Companies also face risks and uncertainties associated with, among others, the interpretation and the application of the current and future PRC laws, regulations and rules to such contractual arrangements, as the agreements under the contractual arrangements have not been tested in a court of law. The PRC regulatory authorities could disallow the VIE structure at any time in the future, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. For risks applicable to the VIE structure, see ” — D. Risk Factors — Risks Related to Our Corporate Structure” beginning on page 9 of this annual report.

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

In August 2025, Park Ha Cayman transferred US$1.4 million to WFOE as investments. Other than that, for the fiscal year ended October 31, 2025 and up to the date of this annual report, no cash or assets were transferred among Park Ha Cayman, its subsidiaries, and consolidated VIEs, or to investors. In addition, there have not been any dividends or distributions made by any subsidiaries to Park Ha Cayman for the fiscal year ended October 31, 2025 and up to the date of this annual report. Park Ha Cayman has not distributed dividends to its shareholders enterprise for PRC tax purposes for the fiscal year ended October 31, 2025 and up to the date of this annual report. The cash transfer among the holding company and its subsidiaries is intended to be made through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, if needed in the future. Transferring cash through the VIEs is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. See ” — D. Risk Factors — Risks Related to Doing Business in the PRC — Governmental regulations on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

Pursuant to the operation and management agreement with the VIEs, the registered operators grant us exclusive management and control over the operation, assets, decision-making, personnel and finances of the VIEs. The registered operators of the VIEs are prohibited from independently operating, transferring, pledging, dissolving, or incurring debt on behalf of the VIEs, or otherwise interfering with our control. We are entitled to all economic benefits and bear all operational costs, debts, risks of losses.

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

Organizational structure

The following diagram illustrates our corporate structure as of October 31, 2025:

Name	Background	Ownership
Park Ha Biological Technology (HK) Co., Ltd.	Incorporated on October 25, 2022 as a limited liability company in Hong Kong	100% owned by Park Ha Cayman
Park Ha Investment (Wuxi) Co., Ltd.	Incorporated on May 5, 2023 as a limited liability company in the PRC	100% owned by Park Ha HK
Jiangsu Park Ha Biological Technology Co., Ltd.	Incorporated on August 13, 2019 as a limited liability company in the PRC	100% owned by Park Ha Investment
Wuxi Xinzhan Enterprise ManagementConsulting Co., Ltd.	Incorporated on March 31, 2016 as a limited liability company in the PRC	100% owned by Park Ha Investment
Shanghai Park Ha IndustrialDevelopment Co., Ltd.	Incorporated on April 17, 2017 as a limited liability company in the PRC	100% owned by Xinzhan
Wuxi Muchen Biotechnology Co., Ltd	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Wuxi Mufeng Biotechnology Co., Ltd.	Incorporated on February 21, 2025 as a limited liability company in the PRC	100% owned by Park Ha Jiangsu
Xinyuexuan Beauty Salon, Wuxi Economic Development Zone	Incorporated on July 28, 2025	100% agreement control by Park Ha Jiangsu
Aimeihui Beauty Center, Wuxi Economic Development Zone	Incorporated on August 11, 2025	100% agreement control by Park Ha Jiangsu
Huishan District Xuanyayue Beauty Salon	Incorporated on January 22, 2025	100% agreement control by Park Ha Jiangsu (close down on Oct. 10 2025)

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

During the fiscal year ended October 31, 2025, the Company generated $535,760 by selling products to non-franchisees that cost the Company only $21,982, representing a 2,400% mark-up. This reflects the Company’s actual profit margins on product sales. The Company’s product sales are divided into two categories: sales to franchisees and sales to non-franchisees. The Company generated $ 478,274 by selling products to franchisees that cost the Company $107,344, representing a 346 % mark-up and a gross margin of 78%. The gross margin on sales to non-franchisees was 96%, and the Company’s overall gross margin on product sales was 87%.

During the fiscal year ended October 31, 2025, the Company generated $478,274 by selling products to franchisees, which is significantly higher than the Company’s cost of product sales totaling $129,326. This indicates that the cost at which franchisees purchase products from the Company is substantially higher than the Company’s own cost of selling those products. Furthermore, the difference between the prices at which franchisees sell the Company’s products to end customers and the prices at which the Company sells products to non-franchisees is maintained within a certain range. Additionally, franchisees are also required to bear brand management fees as part of their own operating expenses. Consequently, the profit margins that franchisees earn from selling the Company’s products are lower than the Company’s profit margins on product sales. Therefore, the 2,400% mark-up on the Company’s sales to non-franchisees does not represent the profit margins that franchisees earn on selling the Company’s products.

As of October 31, 2025, the decrease in the number of franchise contracts was primarily attributable to the Company’s adjustment and upgrade of its franchise business model. The Company has implemented enhanced franchisee admission criteria and more rigorous ongoing performance evaluation standards, focusing on improving the operational quality of existing franchisees rather than expanding the number of franchisees. In particular, the Company discontinued or did not renew relationships with those franchisees which have failed to meet its updated stringent criteria. These factors have also contributed to an increase in past due franchisee loans during the fiscal year ended October 31, 2025.

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

Roll-forward of franchisees

The following table provides a roll-forward of our franchise contracts during the years ended October 31, 2025, 2024 and 2023:

	Number of Franchise Contracts at the Beginning of Period	Number of Newly Joined Franchisees	Number of Terminated caused by Company Change in Business Model	Number of Terminated caused by Franchisee Selected not to Renew Contracts	Number of Terminated Franchisees	Number of Franchise Contracts at the End of Period
For the fiscal year ended October 31, 2023	49	6	13	4	17	38
For the fiscal year ended October 31, 2024	38	8	0	1	1	45
For the fiscal year ended October 31, 2025	45	5	18	10	28	22

As of October 31, 2025, the decrease in the number of franchise contracts was primarily attributable to the Company’s adjustment and upgrade of its franchise business model. The Company has implemented enhanced franchisee admission criteria and more rigorous ongoing performance evaluation standards, focusing on improving the operational quality of existing franchisees rather than expanding the number of franchisees. In particular, the Company discontinued or did not renew relationships with franchisees that did not meet its updated criteria. During the fiscal year ended October 31, 2025, certain franchisees did not renew their franchise contracts. In addition, changes in franchise structure and in franchisees’ repayment patterns also contributed to an increase in past due franchisee loans.

During the fiscal year ended October 31, 2025, as a result of the aforementioned changes to the business model, the Company proactively terminated franchise contracts with 18 franchisees. In addition, 10 franchisees voluntarily terminated their contracts by electing not to renew.

During the fiscal year ended October 31,2024, one franchisee voluntarily terminated its contract by electing not to renew.

During the fiscal year ended October 31, 2023, the Company proactively terminated franchise contracts with 13 franchisees, and an additional four franchisees voluntarily terminated their contracts by electing not to renew.

Operational Quality Issues Leading to Changes in Franchise Admission and Performance Evaluation Standards:

Following its listing, the Company initiated adjustments to the commercial terms applicable to its franchisees. These adjustments were primarily driven by various operational quality deficiencies identified at franchisee locations as detailed below:

Lack of Standardized Brand Operations: Certain franchisee locations failed to strictly adhere to the Company’s brand standardization and operational guidelines, resulting in inconsistencies in service procedures, brand image presentation, and store management. This adversely affected the overall brand reputation and customer experience.

Compliance and Brand Risks: A small number of franchisees engaged in non-compliant practices, including unauthorized pricing adjustments and the introduction of non-approved products, exposing the Company to compliance risks and potential brand reputation damage.

Loose Admission Criteria and Ineffective Performance Evaluation: The Company’s original franchisee admission criteria were relatively lenient, and the performance evaluation system lacked rigid enforcement mechanisms. As a result, underperforming stores could not be timely identified or eliminated, placing sustained pressure on the overall channel quality and profitability structure.

In response to these substantive issues relating to operational standardization, store-level profitability, compliance risk management, and channel quality, the Company tightened its franchisee admission criteria and restructured its performance evaluation system. The Company proactively terminated relationships with those franchisees which have failed to meet the updated stringent standards, thereby transitioning from a previous strategy of extensive scale expansion to a strategic focus on quality control and channel structure optimization.

The primary business reasons for discontinuing cash subsidies to franchisees are as follows:

Creation of Subsidy Dependency: The previous universal cash subsidy policy created a dependency among certain franchisees, and the subsidy payments were not effectively deployed toward service improvements or customer acquisition efforts.

Reallocation of Resources to Corporate-Owned Stores and Brand Investment: The Company retained the budget originally designated for cash subsidies and redirected it to its corporate-owned stores, as well as to investments in brand marketing and product research and development.

Return to Market-Oriented Business Logic: By eliminating guaranteed cash subsidies, the Company intends to return to market-oriented operating principles. This approach helps screen for high-quality franchisees who genuinely identify with the Company’s brand philosophy and possess independent operational capabilities.

In the short term, the elimination of cash subsidies may lead to certain small and medium-sized prospective franchisees that previously relied on such subsidies, as well as certain existing underperforming franchisees, deciding not to renew or to forego entering into franchise agreements. This may result in a modest, temporary downward pressure on the total number of franchisees.

However, in the medium to long term, the Company does not expect any negative impact; rather, the decision is expected to have a positive optimizing effect. Specifically: The Company has replaced direct cash subsidies with support mechanisms including brand equity, supply chain advantages, standardized operational empowerment, and flagship store assistance. This approach enables the Company to more precisely select high-quality, long-term partners while filtering out speculative franchisees that seek only short-term financial incentives. The Company’s strategic focus has shifted from merely pursuing franchise count expansion to enhancing store-level quality, profitability, and brand value. Leveraging its mature operational system and the demonstrative effect of flagship stores, the Company expects to achieve steady, high-quality growth in its franchise network in the future. Accordingly, the discontinuation of cash subsidies will not impair the Company’s long-term ability to maintain or optimize the scale of its franchise operations.

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

General and administrative expenses

For the fiscal year ended October 31, 2025, our general and administrative expenses were $25,483,541, while for the fiscal year ended October 31, 2024, our general and administrative expenses were $814,857, representing a increase of $24,668,684 or 3,027%. The increase was primarily attributable to the following reasons: (i) the increase in Share-based Payment Expense of $24,070,200 from $nil for FY2024 to $24,070,200 for FY2025 as the payment of the Share-based payment expenses (ii) the increase in professional expenses of $424,404 from $411,750 for FY2024 to $ 836,154 for FY2025 as the payment for Investor Relations Website Press Release, financial services of ONE SUPREME HOLDINGS LIMITED and NASDAQ; and (iii) the increase in Payroll and welfare expenses of $ 136,758 as the distribution of listing bonuses.

The Company implemented equity incentive plans on March 5, 2025 and July 14, 2025, granting immediately exercisable shares to eight consultants and one employee (Non-Director and Non-CEO\COO\CFO\CTO), representing an aggregate of 7,500,000 shares of common stock. Based on the fair value on the grant dates, the total share-based compensation recognized was approximately $24 million. The Company currently does not expect that it will have share-based compensation expense of a similar magnitude in future periods, as these grants were primarily non-recurring in nature;

These equity incentives granted in 2025 do not correspond to routine, recurring administrative activities. Rather, they are primarily attributable to the execution of specific duties by the employee and the delivery of strategic advisory services by the consultants. The consultants have no business or family relationships with the Company’s employees or principal shareholders.

The Company implemented these equity incentives in exchange for the following services:

The employee’s services are ongoing in nature, primarily consisting of full-time, brand building, national and regional market planning, franchise system development, day-to-day franchise operations and recruitment support, and internal management system implementation. Specific services include: (i) Assisting in the execution of strategic decisions and ensuring communication of high-level directives to relevant departments; (ii) Coordinating internal and external resources and facilitating project progress tracking; and (iii) Maintaining relationships with Chinese government authorities and supporting corporate compliance, and building brand image.

All eight consultants were engaged under specific service agreements. Their services are not routine or administrative in nature. Instead, they primarily consist of assisting the Company in franchise business development, conducting customer relationship development and maintenance activities, periodically organizing salon development meetings, collecting and analyzing product usage feedback, and providing recommendations for product iteration and improvement. Specific services include: (i) Market expansion strategy development - defining market positioning and target customer segments for nationwide expansion; (ii) Market research reports: collecting primary data on user personas, competitor landscape, and distribution channels across multiple provinces; (iii) Quarterly strategic alignment meetings - ensuring regional strategies align with corporate nationwide expansion goals; (iv) Lead generation through outbound calls - identifying and screening high-intent seed customer leads; (v) Targeted female consumer surveys and product trial invitations - conducting precise user outreach and real-world product validation; (vi) Collection and analysis of product trial feedback - summarizing core user pain points and recommending product improvements; and (vii) Entrepreneurship salons for screened prospects - establishing initial word-of-mouth nodes in regional markets.

Substantive Accomplishments

Despite the overall 2025 declines in profit, operating cash flow, and number of active franchises, through the efforts of the foregoing equity incentive grantees, the Company achieved the following non-financial, structural accomplishments that form the foundation for future recovery:

Market Expansion: (i) Completed market research and expansion planning in five key cities/provinces, including Shanghai, Fujian, Jiangsu, Anhui, and Heilongjiang; (ii) Established clearly defined core cultivation regions and potential expansion regions; and (iii) Developed a replicable regional market operation model.

Brand Development & Consumer Awareness: (i) Conducted outbound calls and product experience campaigns to enhance brand visibility and consumer recognition; and (iiT argeted female consumer segments through surveys and product trials, generating authentic product usage scenarios.

Franchise System Development – Concrete Prospective Franchisee Leads: Organized entrepreneurship salons that generated three prospective franchisee leads, including one prospective franchisee at Huirong Commercial Plaza (Huishan, Wuxi), one prospective franchisee at Wuxi Huishan Wanda Plaza, and one prospective franchisee at Minhang Baolong Plaza (Shanghai). These leads progressed to interviews and headquarters visits – a prerequisite for formal franchise agreements.

Product & Formulation Improvements: (i) Collected and synthesized user trial feedback into a formal Product Improvement Proposal; (ii) Resulted in a formula upgrade for the Company’s brightening essence product; (iii) Complete a full reformulation of the revitalizing mask based on market suggestions.

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

During the fiscal year ended October 31, 2025, the Company proactively adjusted and optimized its commercial terms, which led to a significant number of franchisees not renewing their contracts. For those terminated franchisees, the majority of outstanding franchisee loans were not repaid when due. Consequently, the Company’s past-due franchisee loan ratio increased from 7% as of October 31, 2024 to 75% as of October 31, 2025.

As of October 31, 2024, the Company had 45 active franchisees, of which 16 had the loans receivable from active franchisees totaling $755,149，and an additional 1 had the loans receivable from terminated franchisees totaling $46,363. As of October 31, 2025, the Company had 22 active franchisees, of which 10 had the loans receivable from active franchisees $359,707, and an additional 13 had the loans receivable from terminated franchisees totaling $894,350. The loans receivable from active franchisees decreased by 52%, while loans receivable from terminated franchisees increased by 1,829%, as loans were not repaid upon contract termination. As a result, although the number of franchisees decreased from 45 as of October 31, 2024 to 22 as of October 31, 2025, representing a decrease of 50%, the loans receivable from franchisees increased from $801,512 as of October 31, 2024 to $1,254,057 as of October 31, 2025, representing an increase of 57%.

As of October 31, 2025, the portion of the $1,254,057 loans receivable from franchisees that was over one year amounted to $281,724, representing 22% of the total loans receivable from franchisees, all of which related to terminated franchisees.

The Company has historical experience collecting material amounts from terminated franchisees. Subsequent from October 31, 2025 to March 2, 2026 (the date of the Company’s initial filing of its fiscal year ended October 31, 2025 Form 20-F with the SEC), the Company collected approximately $0.27million of loans receivable from franchisees, of which approximately $0.16million was collected from terminated franchisees.

Based on historical collection patterns and the subsequent collection from franchisees performance, management determined that there is no objective evidence indicating that these terminated franchisees, as a group, lack the intent and ability to repay the amounts owed. The Company determined that no further special adjustment to its expected credit loss methodology was necessary for terminated franchisees. Accordingly, the Company continued to apply its consistent approach, treating all franchisee loans as a single risk pool and calculating expected credit loss using the roll-rate method under ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), incorporating historical loss rates, current aging data, and a forward-looking adjustment reflecting expected economic conditions and franchisee factors.

As of October 31, 2025 and 2024, allowance for credit losses for loans to franchisees amounted to $232,876, and $55,520 respectively, representing a 319% increase. This increase reflects the Company’s prudent recognition of increased credit risk. Based on available information and the Company’s historical collection experience, the Company believes that the recorded allowance is fairly stated and reasonable.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and restated Memorandum and Articles of Association, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Form 6-K filed with the SEC on February 10, 2026)
2.1	Description of Securities (incorporated herein by reference to Exhibit 2.1 to the Form 20-F filed with the SEC on March 2, 2026)
2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on January 28, 2026)
2.3	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K filed with the SEC on January 28, 2026)
4.1	Employment Agreement between the Chief Executive Officer, Xiaoqiu Zhang, and the Company, dated July 8, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.2	Employment Agreement between the Chief Financial Officer, Xiaoyan Zhu, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.3	Employment Agreement between the Chief Technology Officer, Xinyu Li, and the Company, dated July 8, 2024 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.4	Form of the Director Offer Letter by and between the Registrant and Independent Director (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
4.5	Park Ha Cayman March 2025 Share Incentive Plan (incorporated by reference to the Form S-8 filed with the SEC on March 3, 2025)
4.6	Park Ha Cayman July 2025 Share Incentive Plan (incorporated by reference to Form S-8 filed with the SEC on July 10, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 2.1 to the Form 20-F filed with the SEC on March 2, 2026)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
11.2	Insider Trading Policies (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281783), as amended, initially filed with the SEC on August 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Park Ha Biological Technology Co., Ltd.

Date: May 15, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2025, 2024 and 2023

						Retained	Accumulated
	Ordinary Shares*			Additional		earning	Other
	Number of		Subscription	Paid-in	Statutory	(Accumulated	Comprehensive	Total
	Shares	Amount	Receivable	Capital	Reserve	Deficits)	loss	Equity
Balance at October 31, 2022	500,000	500	（500)	1,122,946	—	(926,853)	(45,816)	150,277
Contribution in capital	—	—	—	38,265	—	—	—	38,265
Net income	—	—	—	—	—	852,042	—	852,042
Appropriation to statutory reserve	—	—	—	—	30,422	(30,422)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(28,111)	(28,111)
Balance at October 31, 2023	500,000	500	(500)	1,161,211	30,422	(105,233)	(73,927)	1,012,473
Contribution in capital	—	—	500		—	—	—	500
Net income	—	—	—	—	—	478,561	—	478,561
Appropriation to statutory reserve	—	—	—	—	101,540	(101,540)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	14,551	14,551
Balance at October 31, 2024	500,000	500	—	1,161,211	131,962	271,788	(59,376)	1,506,085
Issuance of shares, net	27,488	27	—	2,790,320	—	—	—	2,790,347
Share-based Compensation	150,000	150	—	24,070,050	—	—	—	24,070,200
Net loss	—	—	—	—	—	(24,364,753)	—	(24,364,753)
Appropriation to statutory reserve	—	—	—	—	85,302	(85,302)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(7,024)	(7,024)
Balance at October 31, 2025	677,488	677		28,021,581	217,264	(24,178,267)	(66,400)	3,994,855

*	Retroactively restated to reflect the share split, reverse share split and share reorganization (See Note 15)

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

Xinyuexuan Beauty Salon（“xinyuexuan”)was incorporated on July 28, 2025 in the People’s Republic of China (“PRC”) and is controlled by Park Ha Jiangsu through contractual arrangement as its variable interest entity (“VIE”).

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

Selected Condensed Consolidating Financial Schedule

As a holding company with no material operations of its own, substantially all of our business activities are conducted through our subsidiaries and variable interest entities (VIEs) located in the People’s Republic of China (PRC). The following tables present selected condensed consolidated financial data of Park Ha Cayman and its subsidiaries and the VIEs and the WFOE and the primary beneficiary company of the VIEs as of October 31, 2025.

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

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

NOTE 6 — LOANS RECEIVABLE FROM FRANCHISEES, NET (cont.)

The amount of loans that are past due as of October 31, 2025 and 2024 were $947,042 and $55,495, respectively.

Loans receivable from franchisees, net comprised of the following:

	October 31, 2025	October 31, 2024
Gao Wenjing	52,691	52,685
Wang Shimei	52,691	—
Zeng Yongjian	46,369	46,361
Song Mingfang	52,691	—
Wang Zhiya	52,691	52,685
Yu Yang	108,896	52,685
Wang Limin	—	52,685
Wang Xuefeng	182,664	182,641
Zheng Yanhai	9,133	9,132
Chen Yu	9,133	9,132
Zhang Ying	9,133	9,132
Wang Hongli	9,133	9,132
Ge Xiaoqing	—	9,132
Zhu Hongjun	—	52,685
Liu Jie	—	52,685
Zhou Qianqian	—	52,685
Meng Hao	52,691	52,685
Liu Zonghui	—	52,685
Wu Yinghan	182,664	—
Liu Yuping	182,664	—
Xiao Yang	18,266	—
Shen Yue	9,133	—
Zhao Zhe	9,134	—
Shen Huaimei	108,896	—
Tang Sumei	52,692	—
Li Ruonan	52,692	52,685
	1,254,057	801,512
Less: Allowance for expected credit loss	(232,876)	(55,520)
Loan receivables from franchisees, net	1,021,181	745,992

NOTE 7 — OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31, 2025	October 31, 2024
Other receivables	25,765	69,454
Deferred IPO Cost	—	1,088,400
Prepaid expenses	337,863	8,030
Total	363,628	1,165,884
Less: Allowance for expected credit losses	(11,002)	(51,013)
Other receivables and other current assets, net	352,626	1,114,871

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